
10013537

FACING

CHALLENGES

HEAD ON


DESERT·CAPITAL
REAL ESTATE INVESTMENT TRUST, INC.

ANNUAL REPORT 2009

Annual Meeting of Stockholders

December 7, 2010, 10:00 a.m.
Sunset Station Hotel & Casino - Sunset Room
1301 W. Sunset Road, Henderson, NV 89014

Board of Directors

Todd Parriott
Chairman of the Board, President, Chief Executive Officer of Desert Capital REIT, Inc. and President, Chief Executive Officer and Manager of CM Group, LLC

Stacy Riffe
Chief Financial Officer of Desert Capital REIT, Inc. and CM Group, LLC

James George
Attorney in private practice

Tom Gustafson
Managing Member of Domain, LLC, the general partner of Okoboji Capital Partners, LP, a hedge fund

Charles Wolcott
Chief Executive Officer of Highland Resources, Inc., a diversified real estate firm

Executive Officers

Todd Parriott
Chairman of the Board, President, Chief Executive Officer of Desert Capital REIT, Inc. and President, Chief Executive Officer and Manager of CM Group, LLC

Stacy Riffe
Chief Financial Officer of Desert Capital REIT, Inc. and CM Group, LLC

General Inquiries

Desert Capital REIT
Investor Relations
1291 W. Galleria Drive, Suite 200
Henderson, NV 89014
P 800.419.2855 | F 702.921.5158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ___ to ___

Commission File Number 0-51344


DESERT · CAPITAL
Real Estate Investment Trust

DESERT CAPITAL REIT, INC.
(Exact Name of Registrant as specified in its charter)

Maryland	20-0495883
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

1291 Galleria Drive, Suite 200, Henderson, NV 89014
(Address of principal executive office)
(Zip Code)

Registrant's telephone number, including area code:
(800) 419-2855

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
Common Stock, par value $0.01 per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).
Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. []

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [ ]

Accelerated filer [ ]

Non-accelerated filer [ ]
(Do not check if a smaller reporting company)

Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes [ ] No [X]

The aggregate market value of the registrant's voting stock held by non-affiliates: no established market exists for the registrant's common stock.

The number of shares of the registrant's common stock, par value $0.01 per share, outstanding as of March 23, 2010 was 16,849,954.

Table of Contents

PART I

ITEM 1. BUSINESS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

This annual report contains or incorporates by reference statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may involve risk and uncertainties. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including projections of future performance, statements regarding our future financial position, business strategy, budgets, projected costs and savings, forecasts of trends, and statements of management's plans and objectives and other matters. These forward-looking statements do not relate strictly to historic or current facts and often use words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" and other words and expressions of similar meaning. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we give no assurance that such expectations will be realized or achieved in the future. Important factors that could cause actual results to differ materially from our expectations are disclosed under Item 1A "Risk Factors" and elsewhere in this annual report. Forward-looking statements speak only as of the date of this annual report, and we undertake no obligation to update or revise such forward-looking statements to reflect new circumstances or unanticipated events as they occur.

Introduction

Desert Capital REIT, Inc., a Maryland corporation, was formed in December 2003 as a real estate investment trust ("REIT"). When we first began conducting business, we specialized in the financing of real estate projects by providing short-term mortgage loans to homebuilders and commercial developers in markets where we believed we possessed requisite skills and market knowledge, which were primarily in the western United States. We historically invested in 12 to 18 month, first and second lien mortgage loans, consisting of acquisition and development, construction, and commercial property loans to both local and national developers and homebuilders. We derived our revenues primarily from interest payments received from mortgage investments funded with our equity capital and borrowed funds.

We generated a spread between the interest income on mortgage loans and the interest expense on any borrowings used to finance the loans. However, the increased level of non-performing loans and real estate acquired through foreclosure or deed in lieu of foreclosure through 2009, combined with our lack of capital and liquidity has caused us to curtail our investing activities and focus our efforts on capital and asset preservation. We did not originally intend to own real estate; however, market conditions since 2007 have created a situation where, in many cases, foreclosure has been the most attractive option available to us. As we continued to foreclose on mortgage loans through 2008 and 2009, we adjusted our portfolio strategy to include land ownership and management, and investments in real estate ventures. Our primary strategy for generating cash flows and resolving our non-performing loans, real estate owned and investments in real estate acquired through foreclosure, is through the sales of these foreclosed properties. To a lesser extent, our contribution of foreclosed properties to joint ventures and rental income generated on our investment in real estate, specifically a gentleman's club, provide some additional cash flow for us.

During the first quarter of 2009, certain of our related parties made changes to their legal names in conjunction with a corporate branding initiative. Specifically, our Advisor, Sandstone, became CM Group, LLC ("CM Group" or "Advisor") and Consolidated Mortgage, LLC became CM Capital Services, LLC ("CM Capital"). In addition, CM Securities, LLC ("CM Securities") acquired the business of CMC Financial Services, Inc. The ownership of these entities was not affected.

All of our loan origination and loan servicing activities were conducted through CM Capital, which was our wholly-owned subsidiary from October 2005 through November 2007, at which time it was sold to CM Group. It is not likely that we will have funds available to invest in new loans, although CM Capital continues to originate and service the debt that we have placed on certain of our investment in real estate assets. CM Capital is also the asset manager with respect to our direct and indirect real property interests.

We are externally managed and advised by CM Group. CM Group's majority owner is Todd Parriott, our CEO, and certain other of our officers have ownership interests. See Note 13 – Commitments and Related Parties.

We qualified as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2004, and expect to continue to qualify for the current fiscal year. To maintain our tax status as a REIT, we must distribute at least 90% of our taxable income to stockholders; however, for the year ended December 31, 2009, we did not generate taxable income.

References herein to "we," "us," "our" or "Company" refer to Desert Capital REIT, Inc. and its subsidiaries unless the context specifically requires otherwise.

Our Investments

Real Estate Owned and Investments in Real Estate

We were established as a mortgage REIT; however, as our borrowers began defaulting on their obligations to us, our Advisor determined that, in many instances, the best course of action was to foreclose on the underlying collateral and take title to the property. Real estate owned and investments in real estate consist of property acquired through foreclosure on mortgage loans. During the year ended December 31, 2009, we foreclosed on 26 loans with an aggregate original loan amount of $70.2 million, and a fair value at the time of foreclosure of $47.0 million, including our foreclosure of the property and resulting acquisition of a gentlemen's club, the single largest real estate asset within our portfolio, which is classified as land and building on our balance sheet.

Our interest in real estate owned and real estate investments may be held directly by us, or through LLCs. If we are one of several investors in a larger mortgage loan, such loans are foreclosed on using an LLC to facilitate foreclosing our lender interest along with private investors who hold the remaining loan balance. In these instances, our original investment in the loan is converted to proportionate interests in the LLC. In cases where our ownership interest in an LLC is greater than 50%, we analyze strategic alternatives to determine whether the property should be sold, contributed to a joint venture for development or held for future resolution. In situations where our ownership interest in an LLC is less than 50%, our ability to make strategic decisions regarding the property is subject to the voting interests of a majority of the members of the LLC, which may hinder our ability to execute our desired strategy for the property.

We account for assets within several different categories including mortgage loans, real estate owned and investments in real estate, including cost method, equity method joint ventures and other equity method and fully consolidated investments.

Real estate owned consists of property acquired through foreclosure on mortgage loans. As of December 31, 2009, we held $8.0 million in real estate owned, which consisted of 9 properties.

Investments in real estate consist of property acquired through foreclosure on mortgage loans that are deemed to be operating real estate ventures. As of December 31, 2009, we held $29.6 million in real estate investments, consisting of 51 properties, not including our investments in joint ventures. We held $3.0 million in real estate investments classified as joint ventures.

The following table represents our real estate owned and investment in real estate assets, classified by original loan type, at December 31, 2009 (dollars in thousands):

	Investment in Real Estate		Real Estate Owned		Joint Ventures	
Original Loan Type	**Original Loan Positions**	**Net Carrying Value**	**Original Loan Positions**	**Net Carrying Value**	**Original Loan Positions**	**Net Carrying Value**
Acquisition and development loans	40	$ 25,398	4	$ 4,580	91	$ 2,277
Construction loans	11	1,243	5	3,412	10	720
Total	51	$ 26,641	9	$ 7,992	101	$ 2,997

Investments in Real Estate

Joint Ventures

When we pursue our resolution strategy of contributing foreclosed property to a joint venture, we account for our resulting ownership as an equity investment in real estate. To date, we have entered into three joint venture arrangements with one joint venture partner, and have contributed land with an aggregate original carrying value of $6.7 million to the joint ventures. The carrying value of these joint ventures at December 31, 2009 was $3.0 million. Our joint venture partner, the developer, is constructing homes on each of the three projects, and selling the completed homes to homeowners. Under terms of the joint venture agreements, the developer funds the majority of the costs of construction, and we receive our proportionate share of the lot contribution price plus between 13% and 50% of the profits depending on our ownership interest, either upon the sale of each home or upon dissolution of the joint venture. We anticipate that the construction and sale of all the homes in each of the joint venture projects will take from 18 to 60 months. During 2009, ten homes were constructed and sold to homeowners, resulting in cash proceeds to us of $475,000.

Investments accounted for under the Cost Method
In situations where our interest in an LLC is less than 20% and we do not have significant influence or direct control over the LLC, we account for the investment under the cost method of accounting. During 2009, we determined that investments we previously held as real estate owned within LLCs, and with membership interests between negligible and 15%, should be classified as investments in real estate under the cost method of accounting. We reclassified these assets at their fair value of $4.0 million. The carrying value of our cost method investments at December 31, 2009 was $3.0 million, net of impairments that we recognized during 2009 of $1.7 million.

Investments Accounted for Under the Equity Method
In situations where our interest in an LLC represents between 21% and 50%, and we do not have significant influence or direct control over the LLC, we classify the investment as investments in real estate under the equity method of accounting and during 2009, we reclassified assets from REO at their fair value of $11.4 million. In addition, we foreclosed on mortgage investments with a carrying value of $3.8 million and classified them as other equity method investments. These assets had a carrying value of $3.2 million at December 31, 2009, net of impairments that we recognized during 2009 of $10.6 million.

Fully Consolidated Investments in Real Estate
At December 31, 2009, we held $20.4 million in fully consolidated real estate investments. During 2009, we evaluated certain of our assets that we held in real estate owned and determined that activities occurring within the LLCs in which we are a member constituted those of an operating entity. We reclassified $12.8 million of these assets to fully consolidated investments in real estate. In addition, during 2009 we foreclosed on $14.7 million of mortgage investments and classified them as fully consolidated real estate investments. We recognized impairments on these real estate investments of $11.5 million during 2009.

If we determine that we hold a controlling interest with less than 100% ownership, we fully consolidate these investments on our balance sheet and reflect the minority owner's position as noncontrolling interest on the balance sheet. During 2009, certain investments in LLCs were fully consolidated and we classified them as investments in real estate. The ownership positions of the minority shareholders are reflected separately as non controlling interests. During 2009 we consolidated $5.8 million of noncontrolling interests.

Mortgage Loans
At inception, our stated business plan was the investment in a variety of types of mortgage loans; however, because of our lack of access to capital, we did not originate any new mortgage loans during 2009. We will not have funds available to make new investments in mortgage loans until we are able to resolve some of our non-performing loans, sell some of our real estate assets, or have access to the capital markets which are currently closed to us. At the time of origination, our mortgage investments were short-term (12 to 18 months), balloon loans with fixed interest rates. A substantial portion of these loans consisted of interest-carry loans, meaning we provided the borrower with sufficient financing to enable it to make the interest payments during the term of the loan. To date, all of the mortgage loans which we have funded have been originated by CM Capital and we do not have a contractual arrangement with any other mortgage originator. At December 31, 2009, 21.9% of our portfolio of mortgage investments was secured by properties located in Nevada, 35.4% were secured by properties located in Arizona and 42.7% were secured by properties located in Missouri. We have a significant concentration of credit risk with a large borrower, representing the only borrower still performing on the original obligation. At December 31, 2009, the aggregate amount of loans to this borrower was $6.1 million with a carrying value of $5.0 million, representing approximately 35.4% of our total investments in mortgage loans. The remainder of our borrower concentrations consists of two borrowers who are no longer performing on the original obligations and we have not yet foreclosed on the properties at December 31, 2009.

Below is a description of the types of loans in which we historically invested.

- *Acquisition and Development Loans.* Development loans enabled borrowers to complete the basic infrastructure and development of their property prior to the construction of buildings or residences. Such development may include installing utilities, sewers, water pipe, or streets. Generally, we invested in development loans with a principal amount of up to 65% of the appraised value of the property.
- ∀∀ *Construction Loans.* Construction property loans provided funds to allow commercial and residential developers to make improvements or renovations to the property in order to increase the net operating income of the property so that the property could be sold or would qualify for institutional refinancing. Generally, we invested in construction loans with a principal amount of up to 75% of the appraised value of the property.
- *Commercial Property Loans.* Commercial property loans provided funds to allow commercial borrowers to make improvements or renovations to the property in order to increase the net operating income of the property so that it may qualify for institutional refinancing. Generally, we invested in commercial property loans with a principal amount of up to 75% of the appraised value of the property.

The loan-to-value was based upon an appraisal dated within one year of funding. Given the decline in the market values of properties as a result of the disruptions in the real estate and credit markets, the loan-to-value ratios of on our mortgage loans have increased as the current value of the underlying properties has declined.

Balloon Payment
Substantially all of the mortgage loans in which we invested or purchased required the borrower to make a "balloon payment" of the principal amount upon maturity of the loan. Given today's credit and real estate environment, a majority of our borrowers were unable to obtain take-out financing for our debt and, therefore, were unable to make the balloon payment due at maturity. In most cases, this has resulted in our foreclosing and taking ownership of the property.

Underwriting Criteria
We have not underwritten any loans during 2009. Prior to 2009, when our loans were originally underwritten, our Advisor evaluated prospective investments when we had capital available for investment. That process consisted of selecting the mortgages in which we invested and making all investment decisions on our behalf in its sole discretion, unless the advisory agreement provided otherwise. Stockholders were not entitled to act on any proposed investment. We did not establish any net worth minimums for our borrowers, and we frequently invested in non-investment grade loans, which may have been to borrowers with limited credit histories. We only invested in mortgage loans that met our investment guidelines described below, with particular emphasis being placed on the loan-to-value or loan-to-cost ratios. Generally, each mortgage loan in our portfolio was either full recourse against all assets of individual borrowers, including the real estate being financed, or if the mortgage loan was made to an entity borrower, the mortgage loan was personally guaranteed, on a full recourse basis against all assets of the guarantor, by each of the principals of that entity. A credit report was required for each applicant from at least one credit reporting company. In addition, we required that each prospective borrower and guarantor provide our Advisor with tax returns and financial statements for the prior two years.

When selecting mortgage loans for us, our Advisor adhered to the following guidelines, which were intended to control the quality of the collateral given for our loans:

- *Priority of Mortgages.* At least 75% of our mortgage investments were in loans secured by first mortgages and our second mortgage investments were not junior to more than one other mortgage. We did not invest more than 25% of our assets in second mortgages.
- *Loan-to-Value Ratio.* The amounts of our loans combined with the outstanding debt secured by a senior mortgage on a property generally did not exceed the following percentage of the appraised value at the time of funding:

Types of Secured Property	Loan-to-Value Ratio
Raw and unimproved land	60%
Commercial property	75%
Property under development	65% (of anticipated post-development value)
Leasehold interest	75% (of value of leasehold interest)
Construction loan	75% (of anticipated post-development value)

Loan-to-value ratios were based on appraisals at the time of funding and may not have reflected subsequent changes in value. Generally appraisals were dated no greater than 12 months prior to the date of loan funding. The appraisals may have been for the current estimate of the "as-if developed" value of the property, which approximated the post-construction value of the collateralized property assuming that such property is developed.

Competition
Historically, we sought investments in mortgage loans and competed with a variety of institutional lenders, including other REITs, insurance companies, mutual funds, hedge funds, pension funds, investment banking firms, banks and other financial institutions that invest in the same types of assets. Many of these investors had greater financial resources and access to lower cost of capital than we did, and were better able to withstand the impact of the current disruptions in the real estate and credit markets. No particular competitor dominates the market. Due to the current economic environment, financial institutions in our geographic markets have been limited in their abilities to provide financing for acquisition and development, construction and commercial property loans; however we have not had the capital available to take advantage of these opportunities for investment.

Employees
We are externally advised by CM Group and therefore have no employees.

Available Information
The Internet address of our corporate website is www.desertcapitalreit.com. Our periodic SEC reports (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and Section 16 filings) are available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. Materials we file with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website at www.sec.gov that contains our reports, proxy and information statements, and other information regarding our company that we file electronically with the SEC.

ITEM 1A. RISK FACTORS

You should carefully consider the risk factors described below in addition to the other information contained or incorporated by reference in this annual report. In addition to the following risk factors, we may also be affected in the future by additional risks and uncertainties not presently known to us or that we currently believe are immaterial. If any of the events described in the following risk factors and elsewhere in this annual report occur, our business, financial condition and results of operations could be materially and adversely affected.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

If we are not successful in increasing our revenue, reducing our expenses or raising additional capital, to generate sufficient cash flows to meet our obligations as they come due, we may not be able to continue as a going concern.

Over the past two years we have experienced substantial losses including a net loss of $53.0 million, or $3.15 per share for 2009. Our interest income decreased by $5.3 million, or 92.3%, to $449,000 for the year ended December 31, 2009 from $5.8 million for the year ended December 31, 2008. These financial results have had a materially adverse impact on our financial condition. As the size of our non-income producing real estate portfolio continues to increase due to continued foreclosure activity, our costs related to real estate ownership also increase. These costs include servicing and property management fees payable to CM Capital, property taxes, legal fees, maintenance costs and resolutions costs. Because our portfolio of performing loans has shrunk to $6.1 million, our recurring cash flow is not sufficient to cover our general operating costs, including real estate carrying costs. Our future viability is dependent on our ability to execute portfolio resolution strategies that will offer operating liquidity. If we fail to execute these plans successfully or otherwise address our liquidity shortfall, we would not have adequate liquidity to fund our operations, would not be able to continue as a going concern and could potentially be forced to seek relief through a filing under the U.S. Bankruptcy Code.

Adverse developments in the credit markets and in the global economy have had, and will continue to have, an adverse effect on the value of our investments, our cash flow and our operating results.

Our success is generally dependent upon economic conditions in the U.S. and, in particular, the geographic areas in which a substantial number of our investments are located. Global recessionary economic conditions and adverse developments in the credit markets have substantially reduced or eliminated the availability of financing for most real estate sectors. The mortgage industry has been negatively impacted by severe volatility in the capital markets, significant declines in asset values and lack of liquidity. Recent adverse changes in the mortgage and capital markets have eliminated, reduced the availability of, or increased the cost of funding sources for us. These factors have resulted in numerous negative implications to our business, including the inability of our borrowers to access capital to repay their obligations to us resulting in material increases in non-performing loans and foreclosure activity, our inability to execute asset sales at favorable prices and our inability to raise capital or generate sufficient liquidity. This has reduced, and may continue to reduce, the revenue and cash flow we receive from our investments and the fair value of our investments and has resulted in, and may continue to cause, material asset impairment of these investments. Our response to current economic conditions has required us to change our business strategy, including the types and amount of investments we make, how we finance them and our dividend policies, from our historical approaches.

Limitations on our liquidity and ability to raise capital have had, and we expect will continue to have, an adverse effect on us.

Historically, our primary sources of liquidity have been our bank credit facility, issuances of debt and equity securities in capital markets transactions and repayments of our loans. Liquidity in the currently dislocated capital markets has been severely constrained since the beginning of the credit crisis, increasing the cost of funds and/or effectively eliminating access to funding sources. As a result, we have been unable and may continue to be unable to access sources of funding or, if available to us, we may not be able to negotiate favorable terms. We have sought, and will continue to seek, to raise capital through secured debt financing, asset sales, joint ventures and other third party capital arrangements. So far, we have achieved only limited success through these efforts. Any decision by a lender and/or investors to make additional funds available to us in the future will depend upon a number of factors, such as our compliance with the terms of our existing debt obligations, our financial performance, industry and market trends, and the relative attractiveness of alternative investment or lending opportunities. If we are not otherwise able to raise capital on favorable terms, we may be forced to sell some of our assets at unfavorable prices. Continued disruption in the global credit markets or further deterioration in those markets may continue to have a material adverse effect on our ability to repay or refinance our borrowings and operate our business. Although we currently expect our sources of capital to be sufficient to meet our near term liquidity needs, there can be no assurance that our liquidity requirements will continue to be satisfied.

If we are not able to continue to make our quarterly interest payments under our junior subordinated notes, the standstill agreement relating to such debt would terminate and the holders of the related trust preferred securities could exercise their rights and remedies against us to collect the debt, which would have a material and adverse effect on our financial condition.

As a result of the increase in non-performing loans and the declining value of our real estate investments during 2008, we were unable to comply with the tangible net worth covenant related to our $30.9 million in junior subordinated notes causing an event of default to occur. In July 2009, the Trustee and the holders of the trust preferred securities related to the junior subordinated notes notified us that as a result of the occurrence of such event of default, the principal amount of our obligations under the junior subordinated notes, together with any and all other amounts payable thereunder had been accelerated and declared to be immediately due and payable. The notice further stated that the holders of the trust preferred securities, may at their option pursue all available rights and remedies. Prior to the acceleration of the obligations, no default in the payment of principal or interest had occurred under the junior subordinated notes.

Since July 2009, we have been negotiating with the holders of the trust preferred securities to obtain relief from complying with certain financial covenants contained in the junior subordinated indenture, among other things, and to reinstate the debt under our junior subordinated notes. Subsequent to December 31, 2009, we have entered into a standstill agreement with the holders of the trust preferred securities pursuant to which such holders have agreed not to exercise any rights or remedies against us to enforce or collect the debt in exchange for (i) payment of the interest payment due October 31, 2009 in the amount of $344,000 within one business day following our receipt of the executed standstill agreement, (ii) payment of the interest payment due January 31, 2010 in the amount of $328,000 on or before March 31, 2010, and (iii) continued payment of the quarterly interest payments due under the junior subordinated notes in accordance with the terms of the junior subordinated indenture. To the extent that we are not able to comply with the terms of the standstill agreement, the holders of the trust preferred securities could exercise their rights and remedies against us to collect the debt, which would have a material and adverse effect on our financial condition and could potentially cause us to seek relief through a filing under the U.S. Bankruptcy Code.

Our results of operations could be adversely affected if we are required to perform under a financial guarantee that we have provided with respect a property interest that we obtained through foreclosure.

We guaranteed approximately $13.7 million of indebtedness of Warm Jones, LLC, a limited liability company in which we own a 37.6% membership interest. Under the original terms of the indebtedness, the note was due in October 2008 and subsequently modified, extending the maturity to February 2010. Warm Jones did not pay the note when due and the beneficiaries under the guarantee currently have the right to make demand on us under the guarantee to pay the entire $13.7 million. To potentially limit our liability under the guarantee, we have paid $176,000 of interest to the beneficiaries to keep interest payments on the note current. We are currently in negotiations with the beneficiaries in an effort to minimize our potential liability under the guarantee. If we are required to pay any amount under the guarantee, we may have to sell assets upon disadvantageous terms to generate cash flow. In addition, we may not be able to ultimately recover any amount we are required to pay. We determined that our potential liability under the guarantee was approximately $3.4 million as of December 31, 2009.

If we are unable to raise additional capital or generate sufficient liquidity we may be unable to conduct our operations.

Our ability to conduct our operations is significantly constrained by our lack of liquidity and our unlikely ability to obtain additional debt financing or to issue equity securities as a result of our current financial condition, as well as the uncertainties and risks caused by the continuing turmoil and volatility in the capital markets and the recessionary economic conditions. Our ability to continue our operations is dependent upon our short term ability to implement successfully exit strategies with respect to certain of our mortgage loans and real estate assets. These strategies primarily include asset sales and joint ventures. Our financial performance and success are dependent in large part upon our ability to implement these exit strategies successfully so that we are able to generate sufficient additional cash flow to enable us to meet our current and future operating expenses.

We face risks associated with owning developed and undeveloped real property.

At December 31, 2009, we held interests in 60 properties and had five non-performing loans. We will probably foreclose on additional property in 2010. The risks inherent in owning and/or developing real property increase as demand for commercial or residential property, or rental rates, decrease. Real estate markets are highly uncertain and, as a result, the value of developed and undeveloped property has fluctuated significantly and may continue to fluctuate as a result of changing market conditions. In addition, carrying costs can be significant and can result in losses or reduced margins in a poorly performing project. As a result of our lack of operating cash flow and liquidity, we have placed debt on our property interests to pay the carrying costs associated with owning the properties. As a result, we hold certain property and may in the future acquire additional property at a cost we may not be able to recover fully or on which we cannot afford to hold long enough to build and develop into a profitable project. Under current market conditions, we have recorded impairment charges on certain of our properties and may have future impairments of our properties. These impairment charges are based on estimates of fair value. Given the current environment, the amount of market information available to estimate fair value is less than usual; if additional market information becomes available in future periods we may take additional impairment charges.

Adverse market conditions have caused us and, we expect, may continue to cause us to have difficulty selling certain of our assets, which has impaired our ability to use sales proceeds as a source of liquidity and has adversely affected our ability to operate our business and satisfy our debt service obligations.

We intend to dispose of certain of our assets to provide us with necessary liquidity to operate our business and help us satisfy our current and future expenses and debt service obligations. We have and may in the future encounter difficulty in finding buyers in a timely manner as real estate investments generally cannot be disposed of quickly, especially when market conditions are poor. These difficulties have been exacerbated in the current credit environment because buyers have been unable to obtain the necessary financing. These factors have and may continue to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions and have and may continue to limit our ability to utilize sales proceeds as a source of liquidity, which has adversely affected our ability to operate our business and satisfy our debt service obligations.

We may not be able to control our operating costs or our expenses may remain constant or increase, even as our revenues decrease, causing our results of operations to be materially and adversely affected.

Factors that may adversely affect our ability to control operating costs include:

- the need to pay for insurance, legal and other operating costs, including property management fees and real estate taxes, which could increase over time;
- the need periodically to repair, renovate and re-lease space;
- the cost of compliance with governmental regulation, including zoning and tax laws;
- the potential for liability under applicable laws;
- interest rate levels; and
- the availability of financing.

If our operating costs increase as a result of any of the foregoing factors, our results of operations may be materially and adversely affected.

The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property. As a result, if revenues drop, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments, such as real estate taxes, loan payments and maintenance generally will not be reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. If a property is mortgaged and we are unable to meet the mortgage payments, the lender could foreclose on the mortgage and take the property, resulting in a further reduction in net income. Moreover, our interests in undeveloped land do not generate any income against which to offset our carrying costs associated with owning these assets. Accordingly, to the extent that these assets do not regain some of their market value, we will never recover the costs of owning these assets.

If we are not able to repay or refinance certain of our debt at the maturity of each loan, the lender could foreclose and we could lose our interest in the property securing the foreclosed loan, which could have a material adverse effect on our financial condition.

Substantially all of the property constituting our real estate owned and investments in real estate previously secured acquisition and development or construction loans and as such is undeveloped or underdeveloped property that does not generate any operating income to us. However, each of these property interests has substantial costs associated with the foreclosure and continued ownership of the interest in the form of legal costs and expenses, servicing and property management fees and property taxes. As a result of our lack of operating income, in an effort to preserve and maintain our interest in these properties, debt has been placed on these properties to help cover these costs. As we continue to incur servicing and property management fees and other expenses related to the ownership of non-income producing properties, we may incur additional debt to fund such expenses. If we are not able to repay or refinance this debt at the maturity of each such loan, the lender could foreclose and we could lose our interest in the property securing the foreclosed loan, which could have a material adverse effect on our financial condition.

We have prepaid certain carrying costs and servicing and management fees to CM Capital and are subject to the credit risk that CM Capital may not have the funds available to pay these carrying costs as they become due, which could have a material and adverse affect on our financial condition.

We have incurred secured debt to facilitate the payment of certain carrying costs and servicing and property management fees associated with the ownership of certain of our non-income producing assets. The proceeds of this debt, less closing costs, funding of the interest reserves and other fees were prepaid to our loan servicer, CM Capital, to be used for the payment of carrying costs associated with being a land owner and servicing and property management fees payable to CM Capital. To the extent that CM Capital does not have the funds available to pay the carrying costs for these properties as they become due, the properties could become subject to tax liens or we could otherwise be required to advance additional funds to pay such carrying costs which would result in our payment of such costs twice. At December 31, 2009, the amount of prepaid costs to CM Capital was $1.7 million.

We may be unable to develop our properties or redevelop existing properties successfully, which could adversely affect our results of operations due to unexpected costs, delays and other contingencies.

Our operating strategy historically has not included owning real property, developing real property or expansion and/or redevelopment of existing property. However, as a result of the adverse developments in the credit markets and global economic conditions, we have interests in 53 properties. Some of the exit strategies and strategic initiatives that we are considering include engaging in certain development opportunities as they arise. Development activity may be conducted through wholly-owned subsidiaries or through joint ventures. However, there are significant risks associated with such development activities in addition to those generally associated with the ownership and operation of developed properties. These risks include the following:

- we may be unable to obtain necessary financing on acceptable terms or at all;
- we may be unable to obtain, or face delays in obtaining necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations, which could result in increased development costs and/or lower than expected leases;
- local real estate market conditions, such as oversupply or reduction in demand, may result in reduced or fluctuating rental rates;
- we may incur development costs for a property that exceed original estimates due to increased materials, labor or other costs of unforeseen environmental conditions, which could make completion of the property uneconomical;
- we may abandon development opportunities that we have already begun to explore, and we may fail to recover expenses already incurred in connection with exploring any such opportunities;
- changes in applicable zoning and land use laws may require us to abandon projects prior to their completion, resulting in the loss of development costs incurred up to the time of abandonment; and
- we may experience late completion because of construction delays, delays in the receipt of zoning, occupancy and other approvals or other factors outside of our control.

In addition, if a project is delayed, certain tenants may have the right to terminate their leases. Any one or more of these risks may cause us to incur unexpected development costs, which would negatively affect our results of operations.

Our joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on our joint venture partners' financial condition, any disputes that may arise between us and our joint venture partners and our exposure to potential losses from the actions of our joint venture partners.

As of December 31, 2009, we had ownership interests in three joint ventures. Our investments in these joint ventures involve risks not customarily associated with wholly-owned properties, including the following:

- we share decision-making authority with some of our joint venture partners regarding major decisions affecting the ownership or operation of the joint venture and the joint venture properties, such as the acquisition of properties, the sale of the properties or the making of additional capital contributions for the benefit of the properties, which may prevent us from taking actions that are opposed by those joint venture partners;
- prior consent of our joint venture partners may be required for a sale or transfer to a third party of our interests in the joint venture, which restricts our ability to dispose of our interest in the joint venture;
- our joint venture partners might become bankrupt or fail to fund their share of required capital contributions, which may delay construction or development of a joint venture property or increase our financial commitment to the joint venture;
- our joint venture partners may have business interests or goals with respect to the joint venture properties that conflict with our business interests and goals, which could increase the likelihood of disputes regarding the ownership, management or disposition of such properties;
- disputes may develop with our joint venture partners over decisions affecting the joint venture properties or the joint venture, which may result in litigation or arbitration that would increase our expenses and distract our officers and/or directors from focusing their time and effort on our business, and possibly disrupt the day-to-day operations of the property such as by delaying the implementation of important decisions until the conflict or dispute is resolved;
- we may suffer losses as a result of the actions of our joint venture partners with respect to our joint venture investments; and
- our joint venture partner may elect to sell or transfer its interests in the joint venture to a third party, which may subject us to a joint venture partner that is not acceptable to us.

We may not pay dividends to our common stockholders.

REIT provisions of the Internal Revenue Code generally require that we annually distribute to our stockholders at least 90 % of all of our taxable income, exclusive of the application of any tax loss carry forwards that may be used to offset current period taxable income. These provisions restrict our ability to retain earnings and thereby generate capital from our operating activities. For any year that we do not generate taxable income, we are not required to declare and pay dividends to maintain our REIT status. We have not declared a common stock dividend since September 30, 2008.

We may change our business policies in the future, which could adversely affect our financial condition or results of operations.

Our major policies, including our policies with respect to investments, financing, growth, operations, debt capitalization and distributions, are determined by our board of directors. A change in these policies could adversely affect our financial condition or results of operations. Our board of directors may amend or revise these and other policies from time to time in the future, and no assurance can be given that additional amendments or revisions to these or other policies will not materially adversely affect our financial condition or results of operations.

Variable rate debt is subject to interest rate risk.

We have long-term debt that bears interest at a varying interest rate based on LIBOR. We may incur additional variable rate debt in the future. Increases in interest rates on variable rate debt would increase our interest expense, unless we make arrangements which hedge the risk of rising interest rates, which would adversely affect net income and cash available for payment of our debt obligations.

Losses from catastrophes may exceed our insurance coverage.

We carry comprehensive property and liability insurance on our properties, which we believe is of the type and amount customarily obtained on similar real property assets. We intend to obtain similar coverage for properties we acquire or develop in the future. However, some losses, generally of a catastrophic nature, such as losses from floods, hurricanes, or earthquakes, may be subject to coverage limitations. We exercise our discretion in determining amounts, coverage limits, and deductible provisions of insurance, to maintain appropriate insurance on our investments at a reasonable cost and on suitable terms. If we suffer a substantial loss, our insurance coverage may not be sufficient to pay the full current market value or current replacement value of our lost investment, as well as the anticipated future revenues from the property. Further, there are some types of losses, including some types of environmental losses that generally are not insured or are not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also may reduce the feasibility of using insurance proceeds to replace a property after it has been damaged or destroyed.

Loan repayments are unlikely in the current market environment.

In the past, a source of liquidity for us was the voluntary repayment of loans. Because the commercial real estate asset-backed markets remain closed, and banks and life insurance companies have drastically curtailed new lending activity, real estate owners are having difficulty refinancing their assets at maturity. Borrowers have been unable to refinance loans at their maturity, the loans have gone into default and the liquidity that we would have otherwise received from such repayments has not been available. As a lender willing to invest in loans to borrowers who may not meet the credit standards of other financial institutions, the default rate on mortgage loans made by us could be higher than that of the real estate industry generally. As of December 31, 2009 we had 5 loans in our portfolio from 2 separate borrowers that were placed on nonaccrual status. The aggregate balance of these loans was approximately $13.9 million of which our portion was approximately $11.2 million, and the remaining balance is held by private investors. These loans are the subject of pending foreclosure proceedings. The increase in our provision for loan losses has materially adversely affected our results of operations. The inability of borrowers to repay the loans owing to us has had and will continue to have a material adverse effect on our business and operations.

We may suffer a loss if a borrower defaults on a loan and the underlying collateral is not sufficient to cover the loan amount.

In the event of a default by a borrower on a non-recourse loan, we will only have recourse to the real estate-related assets collateralizing the loan. If the underlying collateral value is less than the loan amount, we will suffer a loss. We sometimes obtain individual or corporate guarantees from borrowers or their affiliates, which are not secured. In cases where guarantees are not fully or partially secured, we typically rely on financial covenants from borrowers and guarantors which are designed to require the borrower or guarantor to maintain certain levels of creditworthiness. Where we do not have recourse to specific collateral pledged to satisfy such guarantees or recourse loans, we will only have recourse as an unsecured creditor to the general assets of the borrower or guarantor, some or all of which may be pledged to satisfy other lenders. There can be no assurance that a borrower or guarantor will comply with its financial covenants, or that sufficient assets will be available to pay amounts owed to us under our loans and guarantees. As a result of these factors, we may suffer losses which could have a material adverse effect on our financial performance.

In the event of a borrower bankruptcy, we may not have full recourse to the assets of the borrower in order to satisfy our loan. In addition, certain of our loans are subordinate to other debt of the borrower. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt receives payment. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill" periods) and control decisions made in bankruptcy proceedings relating to borrowers. Bankruptcy and borrower litigation can significantly increase collection losses and the time needed for us to acquire title to the underlying collateral in the event of a default, during which time the collateral may decline in value, causing us to suffer losses.

If the value of collateral underlying our loan declines or interest rates increase during the term of our loan, a borrower may not be able to obtain the necessary funds to repay our loan at maturity through refinancing. Decreasing collateral value and/or increasing interest rates may hinder a borrower's ability to refinance our loan because the underlying property cannot satisfy the debt service coverage requirements necessary to obtain new financing. If a borrower is unable to repay our loan at maturity, we could suffer a loss which may adversely impact our financial performance.

We are subject to additional risks associated with participation interests.

Some of our loans are participation interests or co-lender arrangements in which we share the rights, obligations and benefits of the loan with other lenders. We may need the consent of these parties to exercise our rights under such loans, including rights with respect to amendment of loan documentation, enforcement proceedings in the event of default and the institution of, and control over, foreclosure proceedings. Similarly, a majority of the participants may be able to take actions to which we object but to which we will be bound if our participation interest represents a minority interest. We may be adversely affected by this lack of full control.

The subordinate mortgage loans and participation interests in mortgage loans we have invested in may be subject to risks relating to the structure and terms of the transactions, as well as subordination in bankruptcy, and there may not be sufficient funds or assets remaining to satisfy our investments, which may result in losses to us.

We have focused on originating, structuring and acquiring senior and subordinate debt investments secured primarily by real property, including first lien mortgage loans, participations in first lien mortgage loans and second lien mortgage loans and participation interests in second lien mortgage loans. These investments may be subordinate to other debt on the property and are secured by subordinate rights to the commercial property. If a borrower defaults or declares bankruptcy, after senior obligations are met, there may not be sufficient funds or assets remaining to satisfy our subordinate interests. Because each transaction is privately negotiated, subordinate investments can vary in their structural characteristics and lender rights. Our rights to control the default or bankruptcy process following a default will vary from transaction to transaction. The subordinate investments that we originate and invest in may not give us the right to demand foreclosure as a subordinate real estate debt holder. Furthermore, the presence of intercreditor agreements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies and control decisions made in bankruptcy proceedings relating to borrowers. Similarly, a majority of the participating lenders may be able to take actions to which we object but to which we will be bound. Certain transactions that we have originated and invested in could be particularly difficult, time consuming and costly to workout because of their complicated structure and the diverging interests of all the various classes of debt in the capital structure of a given asset.

Loan loss reserves are particularly difficult to estimate in a turbulent economic environment.

Our loan loss reserves are evaluated on a quarterly basis. Our determination of loan loss reserves requires us to make certain estimates and judgments, which are particularly difficult to determine during a recession where commercial real estate credit has been nearly shut off and commercial real estate transactions have dramatically decreased. Our estimates and judgments are based on a number of factors, including projected cash flows from the collateral securing our commercial real estate loans, loan structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for a refinancing market coming back to commercial real estate in the future and expected market discount rates for varying property types. If our estimates and judgments are not correct, our results of operations and financial condition could be severely impacted.

Our assets may be subject to impairment charges which can adversely affect our financial results.

We periodically evaluate long-lived assets to determine if there has been any impairment in their carrying values and record impairment losses if there are indicators of impairment. If it is determined that an impairment has occurred, the amount of the impairment charge is equal to the excess of the asset's carrying value over its estimated fair value, which could have a material adverse effect on our financial results in the accounting period in which the adjustment is made. During 2009, we recorded $28.7 million in impairments of real estate investments, including equity in losses of unconsolidated real estate investments related to the decline in the value of real estate. If market conditions do not improve or if there is further market deterioration, it may impact the number of properties we can sell, the timing of the sales and/or the prices at which we can sell them in future periods. If we are unable to sell properties, we may incur additional impairment charges on properties previously impaired as well as on properties not currently impaired but for which indicators of impairment may exist, which would decrease the value of our assets as reflected on our balance sheet and adversely affect net income and stockholders' equity. There can be no assurances of the amount or pace of future sales and closings, particularly given current market conditions.

We could incur significant costs related to environmental issues which could adversely affect our results of operations through increased compliance costs or our financial condition if we become subject to a significant liability.

Under federal, state and local laws and regulations relating to the protection of the environment, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of on real property, may be liable for the costs of investigating and remediating hazardous substances on or under or released from the property and for damages to natural resources. The federal Comprehensive Environmental Response, Compensation & Liability Act, and similar state laws, generally impose liability on a joint and several basis, regardless of whether the owner, operator or other responsible party knew of or was at fault for the release or presence of hazardous substances. In connection with the ownership or operation of our properties, we could be liable in the future for costs associated with investigation and remediation of hazardous substances released at or from such properties. The costs of any required remediation and related liability as to any property could be substantial under these laws and could exceed the value of the property and/or our assets. The presence of hazardous substances, or the failure to properly remediate those substances may result in our being liable for damages suffered by a third party for personal injury, property damage, cleanup costs, or otherwise and may adversely affect our ability to sell or rent a property or to borrow funds using the property as collateral. In addition, environmental laws may impose restrictions on the manner in which we use our properties or operate our business, and these restrictions may require expenditures for compliance. The restrictions themselves may change from time to time, and these changes may result in additional expenditures in order to achieve compliance. We cannot assure you that a material environmental claim or compliance obligation will not arise in the future. The costs of defending against any claims of liability, of remediating a contaminated property, or of complying with future environmental requirements could be substantial and affect our operating results. In addition, if a judgment is obtained against us or we otherwise become subject to a significant environmental liability, our financial condition may be adversely affected.

If we fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our results of operations may be negatively affected.

We are required to maintain effective internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and related regulations. Any material weakness in our internal control over financial reporting that needs to be addressed may negatively affect our results of operations.

In connection with its audit of our consolidated financial statements for the year ended December 31, 2007, we, together with our independent registered public accounting firm identified deficiencies in our internal control over financial reporting that constituted "material weaknesses" as defined by standards established by the Public Company Accounting Oversight Board. The deficiencies related to our failure to design and implement controls related to the interpretation and implementation of certain accounting principles, primarily related to business combinations in connection with the sale of CM Capital and accounting for loan impairment in connection with a troubled debt restructuring. We have expanded our internal accounting staff to correct the material weakness identified; however, we cannot assure you that our internal control over financial reporting will not be subject to material weaknesses in the future.

The geographic, borrower and property-type concentrations of our investments may increase our risk of loss.

Our portfolio is primarily concentrated in the Southwestern United States. As of December 31, 2009, approximately 57% of the principal balance of our portfolio was invested throughout Nevada, California, and Arizona. We also have material concentrations in the property types that comprise our loan portfolio, specifically acquisition and development, construction and commercial property. We have material concentrations in the borrowers of the loans that comprise our loan portfolio. At December 31, 2009, the aggregate amount of our loans to our five largest borrowers was $16.7 million representing approximately 96.2% of our total investments in mortgage loans. All but $6.1 million of this amount was non-performing. The allowance for loan losses includes $6.0 million in allowances for these specific loans. Where we have any kind of concentration risk in our investments, further adverse developments in that area of concentration could further reduce the value of our investment and increase our losses.

The property securing some of our investments may be subject to prior liens and if default on these superior encumbrances occurs, we may be required to pay installments due to the superior encumbrances to protect our investment and we may not have the funds to make such payments.

The property securing an investment may be subject to prior security interests or liens securing payment of other obligations which are or may become superior to our interest. If defaults occur on superior encumbrances, we may lose our security interest in the property through foreclosure of the superior encumbrances and we may, in order to preserve our secured interest, have to pay the periodic installments due to the superior encumbrance in order to prevent foreclosure of the superior encumbrance. In some cases, we have been and in the future, may again be required to pay a superior encumbrance in its entirety. We could be required to make additional cash outlays for an indefinite period of time, including payment of court costs and attorney fees and other expenses incidental to protection investments. These expenses have had and may continue to have an adverse effect on our operating cash flow. Due to our lack of liquidity, we may be unable to make such payments, which could cause us to lose our investments.

Insurance will not cover all potential losses on the underlying real properties and the absence thereof may impair our security and harm the value of our assets.

We require that each of the borrowers under the mortgage loans that we acquire obtain comprehensive insurance covering the underlying real property, including liability, fire and extended coverage. There are certain types of losses, however, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We do not require borrowers to obtain terrorism insurance. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the underlying real property, which might impair our security and decrease the value of our assets.

We depend on our key personnel, especially our Chairman of the Board, Chief Executive Officer, President and Chief Investment Officer, Todd Parriott, and the loss of any of our key personnel could severely and detrimentally affect our operations.

We depend on the diligence, experience and skill of our officers and the people working on behalf of our Advisor for the selection, acquisition, structuring and monitoring of our mortgage loan and real estate investments and associated borrowings. In particular, we are dependent on Mr. Parriott to perform the Advisor's duties and if he is unable to do so, our results of operations will be negatively impacted. Mr. Parriott performs the duties of Chief Executive Officer of the Advisor and as our Chairman of the Board, Chief Executive Officer, President and Chief Investment Officer. Mr. Parriott founded us and our Advisor, and his continued service is critical to our overall operations and strategic direction. If Mr. Parriott is unable to perform our Advisor's duties, we may not be able to identify the same quantity or quality of investments. In addition, the relationships that Mr. Parriott and our other officers have developed with existing and prospective developers of residential and commercial real estate are critically important to our business. We have not entered into employment agreements with our senior officers. We do not currently employ personnel dedicated solely to our business, and our officers are free to engage in competitive activities in our industry. The loss of any key person could harm our business, financial condition, cash flow and results of operations.

RISKS RELATED TO OUR ADVISOR

Our results may suffer as a consequence of a conflict of interest arising out of our relationship with our Advisor. We pay our Advisor a first-tier management fee based on the amount of invested assets and a second-tier management fee based on our portfolio's performance. This arrangement may lead our Advisor to recommend riskier or more speculative investments regardless of their long-term performance in an effort to maximize its compensation.

The first-tier management compensation fee we pay our Advisor is based on the amount of assets invested, which provides incentive for our Advisor to invest our assets quickly, and possibly in riskier investments regardless of their performance. In addition to its first-tier management fee, our Advisor earns a second-tier management fee for each fiscal quarter equal to a specified percentage of the amount by which our net income, before deducting incentive compensation, net operating losses and certain other items, exceeds a return based on the 10 year U.S. Treasury rate plus 1%. The percentage for this calculation is the weighted average of the following percentages based on our Average Invested Assets for the period:

- 20% for the first $200 million of our Average Invested Assets; and
- 10% of our Average Invested Assets in excess of $200 million.

Pursuant to the formula for calculating our Advisor's second-tier management compensation, our Advisor shares in our profits but not in our losses. Consequently, as our Advisor evaluates different mortgage loans and other investments for our account, there is a risk that our Advisor will cause us to assume more risk than is prudent in an attempt to increase its second-tier management fee. Other key criteria related to determining appropriate investments and investment strategies, including the preservation of capital, might be under-weighted if our Advisor focuses exclusively or disproportionately on maximizing its income. The advisory agreement was not negotiated at arm's length and provides for substantial compensation to the Advisor.

Our Advisor has significant influence over our affairs, and might cause us to engage in transactions that are not in our or our stockholders' best interests.

In addition to managing us and having three of its designees as members of our board, our Advisor provides advice on our operating policies and strategies. Our Advisor may also cause us to engage in future transactions with it and its affiliates. Accordingly, our Advisor has significant influence over our affairs, and may cause us to engage in transactions which are not in our best interest.

Our success will depend on the performance of our Advisor.

Our ability to achieve our investment objectives and to pay distributions to our stockholders is dependent upon the performance of our Advisor in evaluating and managing our investments and our day-to-day operations. You will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the analytical and management abilities of our Advisor and the oversight of our board of directors.

We may be obligated to pay our Advisor the second-tier management fee even if we incur a loss.

Pursuant to the advisory agreement, our Advisor is entitled to receive the second-tier management fee for each fiscal quarter in an amount equal to a tiered percentage of the excess of our taxable income for that quarter (before deducting the second-tier management fee, net operating losses and certain other items) above a threshold return for that quarter. The advisory agreement further provides that our taxable income for second-tier management fee purposes excludes net capital losses that we may incur in the fiscal quarter, even if such capital losses result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our Advisor the second-tier management fee for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter.

We cannot estimate with certainty the future aggregate fees and expense reimbursements that will be paid to our Advisor under the advisory agreement due to the time and manner in which our Advisor's second-tier management compensation and expense reimbursements are determined.

Our Advisor is entitled to substantial fees pursuant to the advisory agreement. Our Advisor's first-tier management fee is calculated as a percentage of our Average Invested Assets. Our Advisor's second-tier management fee is calculated as a tiered percentage of our taxable income (before deducting certain items) in excess of a threshold amount of taxable income and is indeterminable in advance of a particular period. Since payments of first-tier management fee, second-tier management fee and expense reimbursements are determined at future dates based upon our then-applicable Average Invested Assets, results of operations and actual expenses incurred by our Advisor, such fees and expense reimbursements cannot be estimated with mathematical certainty. We can provide no assurance at this time as to the amount of any such first-tier management fee, second-tier management fee or expense reimbursements that may be payable to our Advisor in the future.

Our Advisor may render services to other entities, which could reduce the amount of time and effort that our Advisor devotes to us.

The advisory agreement does not restrict the right of our Advisor, any persons working on its behalf or any of its affiliates to carry on their respective businesses, including the rendering of advice to others regarding investments in mortgage loans that would meet our investment criteria. Our Advisor is also the advisor to CM Equity and in the future may take on other clients and be involved in related businesses. In addition, the advisory agreement does not specify a minimum time period that our Advisor and its personnel must devote to managing our investments. The ability of our Advisor to engage in these other business activities, and specifically to manage mortgages for third parties, could reduce the time and effort it spends managing our portfolio to the detriment of our investment returns.

Our Advisor's liability is limited under the advisory agreement, and we have agreed to indemnify it against certain liabilities.

Our Advisor has not assumed any responsibility to us other than to render the services described in the advisory agreement, and will not be responsible for any action of our board of directors in following or declining to follow our Advisor's advice or recommendations. Our Advisor and its directors, officers and employees will not be liable to us for acts performed by its officers, directors, or employees in accordance with and pursuant to the advisory agreement, except for acts constituting gross negligence, recklessness, willful misconduct or active fraud in connection with their duties under the advisory agreement. We indemnify our Advisor and its directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Advisor not constituting gross negligence, recklessness, willful misconduct or active fraud.

If our Advisor terminates the advisory agreement, we may not be able to find an adequate replacement Advisor.

Our Advisor may terminate the advisory agreement without cause or elect not to renew the agreement, without penalty on 60 days prior written notice to us. If our Advisor terminates our agreement, we may not be able to find an adequate replacement Advisor, or our delay in retaining an adequate replacement Advisor may adversely affect our business operations.

RISKS RELATED TO LEGAL AND TAX REQUIREMENTS

If we fail to qualify or are disqualified as a REIT, we will be subject to tax as a regular corporation and face substantial tax liability.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only a limited number of judicial or administrative interpretations exist. Accordingly, it is not certain we will be able to remain qualified as a REIT for U.S. federal income tax purposes. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress or the IRS might change tax laws or regulations and the courts might issue new rulings, in each case potentially having retroactive effect that could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

- we would be taxed as a regular domestic corporation, which, among other things, means that we would be unable to deduct distributions to stockholders in computing taxable income and we would be subject to U.S. federal income tax on our taxable income at regular corporate rates;
- any resulting tax liability could be substantial, would reduce the amount of cash available for distribution to stockholders, and could force us to liquidate assets at inopportune times, causing lower income or higher losses than would result if these assets were not liquidated; and
- unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our qualification and, thus, our cash available for distribution to our stockholders would be reduced for each of the years during which we did not qualify as a REIT.

Even if we remain qualified as a REIT, we might face other tax liabilities that reduce our cash flow. Further, we might be subject to federal, state and local taxes on our income and property. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

In order to continue to qualify as a REIT, we must ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities generally cannot include more than 10% of the outstanding voting securities of any one issuer (other than a taxable REIT subsidiary) or more than 10% of the total vote or value of the outstanding securities of any one issuer (other than a taxable REIT subsidiary). In addition, generally, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than a taxable REIT subsidiary). In the case of taxable REIT subsidiaries, no more than 25% of the value of our assets can consist of securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences.

Failure to maintain an exemption from the Investment Company Act would harm our results of operations.

We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended.

The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. Under the current interpretation of the SEC staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. If we fail to qualify for this exemption, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as described in this report.

We may be harmed by changes in various laws and regulations.

Changes in the laws or regulations governing our Advisor or its affiliates may impair our Advisor's or its affiliates' ability to perform services in accordance with the advisory agreement. Our business may be harmed by changes to the laws and regulations affecting our Advisor or us, including changes to securities laws and changes to the Internal Revenue Code applicable to the taxation of REITs. New legislation may be enacted into law or new interpretations, rulings or regulations could be adopted, any of which could harm us, our Advisor and our stockholders, potentially with retroactive effect.

Legislation was enacted that reduces the maximum tax rate of non-corporate taxpayers for capital gains (for taxable years ending on or after May 6, 2003 and on or before December 31, 2010) and for dividends (for taxable years beginning after December 31, 2002 and on or before December 31, 2010) to 15%. Generally, dividends paid by REITs are not eligible for the new 15% U.S. federal income tax rate, with certain exceptions. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stocks of other corporations that pay dividends as more attractive relative to stocks of REITs. It is not possible to predict whether this change in perceived relative value will occur, or what the effect will be on the market price of our common stock.

ITEM 2. PROPERTIES

We own an office building in Henderson, Nevada, which serves as our corporate headquarters. The building is approximately 40,000 square feet, and as of December 31, 2009, the building was 88% occupied. Currently, the building is 100% leased; approximately 25,000 square feet of office space is leased to related parties and approximately 15,000 square feet is leased to unrelated third parties under operating leases that are cancelable on thirty days written notice by either party.

In addition, we own the land and building of an operating business that we foreclosed on in April 2009. We originally classified the real estate property (the land and building), and related assets and liabilities as assets and liabilities held for sale, but in November 2009, we entered into an agreement with an unrelated third party to lease the 10,000 square feet of facilities, at which time we also ceased the operations of the business. Under the lease agreement, the lessee assumed the operations of the business, including the responsibility to fund all operating costs of the business. We have maintained ownership of the real property and have classified it as building and land on our consolidated balance sheet, and depreciate it over its estimated useful life.

ITEM 3. LEGAL PROCEEDINGS

In September 2009, because of our prior ownership of CM Capital, we were named in a lawsuit brought by an individual arising from such individual's investment in certain promissory notes in the aggregate amount of $100,000. Named as defendants in the lawsuit are the following: Todd Parriott, Chief Executive Officer, CM Securities, LLC, CM Capital Services, LLC (formerly known as Consolidated Mortgage, LLC), Benjamin Williams and Strategic Financial Companies, LLC. Plaintiff alleges, among other things, that in recommending that the plaintiff invest in such promissory notes, CM Capital Services and CM Securities, their agents, principals and employees, and Benjamin Williams made untrue statements of a material fact to the plaintiff and omitted to state material facts to the plaintiff. Plaintiff seeks, among other things, monetary damages, interest, costs and attorneys' fees. We believe that the claims asserted in the lawsuit are without merit. We also deny all other allegations of wrongdoing and intend to vigorously defend the lawsuit.

We are named in a lawsuit brought by a current shareholder and its affiliates arising from a transaction whereby Desert Capital TRS, Inc. acquired all of the units in CM Capital in exchange for cash and shares of our stock. Named as defendants in the lawsuit, in addition to us, are the following: Todd Parriott, our Chief Executive Officer, Phillip Parriott, CM Securities, LLC, Burton, Desert Capital TRS, Inc., ARJ Management Inc., CM Land LLC, and CM Capital. Plaintiffs allege, among other things, the existence of an oral agreement pursuant to which they are allegedly entitled to receive a portion of the management fee paid by us to Burton. Plaintiffs also allege, among other things, that CM Capital made certain overpayments to management before the formation of Desert Capital REIT and undisclosed payments in connection with the formation of Desert Capital REIT and various other entities. Plaintiffs seek, among other things, damages, prejudgment interest, attorneys' fees, and punitive damages. We believe that the claims asserted in the lawsuit are without merit. We deny the existence of any oral agreement and believe that we have fully performed all of their obligations which were memorialized in the Unit Purchase Agreement concerning CM Capital. We also deny all other allegations of wrongdoing. We intend to vigorously defend the lawsuit.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

There is no established public trading market for our common stock. As of March 23, 2010, the approximate number of record holders of our common stock was 3,885. Our Board of Directors declared monthly dividends on the last day of each month, payable to stockholders of record at the close of business on the last day of the subsequent month. The table below lists the declaration dates and per share amounts. On October 31, 2008, we announced the suspension of our monthly dividend, effective immediately and did not pay any dividends in 2009. Set forth in the table below is information regarding the dividends we paid per share during 2008 and 2007.

Declaration Date	Distribution Date	2008	2007
January 31	February 15	$ 0.100	$ 0.100
February 29 and February 28 respectively	March 14 and March 15, respectively	0.025	0.100
March 31	April 15 and April 14, respectively	0.025	0.100
April 30	May 15	0.025	0.100
May 31	June 13 and June 15, respectively	0.025	0.100
June 30	July 15 and July 13, respectively	0.025	0.100
July 31	August 15	0.025	0.100
August 30 and August 31, respectively	September 15 and September 14, respectively	0.025	0.100
September 30	October 15	0.025	0.100
October 31	November 15	-	0.100
November 30	December 14	-	0.100
December 31	January 15	-	0.100
Total		$ 0.300	$ 1.200

EQUITY COMPENSATION PLAN INFORMATION

We have reserved 1,000,000 shares of common stock for issuance under our 2004 Stock Incentive Plan. The plan was approved by our stockholders in 2004 before we commenced with our initial public offering. We have issued a total of 124,000 shares of restricted stock under this plan, all shares of which have been issued to our directors and certain executive officers. All issued shares are fully vested as of December 31, 2009.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data is derived from our consolidated financial statements. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and our audited consolidated financial statements and notes thereto included elsewhere in this report.

	Year Ended December 31, (in thousands, except per share amounts)				
	2009	2008	2007	2006	2005
Interest income	$ 1,355	$ 7,382	$ 20,268	$ 18,271	$ 4,660
Non-interest income	1,143	1,131	12,316	11,388	10,776
Total revenue	2,498	8,513	32,584	29,659	15,436
Interest expense	2,609	3,126	4,018	2,670	942
Non-interest expense	42,625	19,371	15,324	11,966	7,573
Provision for loan losses	11,123	23,616	34,411	369	56
Income tax expense (benefit)	(72)	(123)	668	406	670
Total expense	56,285	45,990	54,421	15,411	9,241
(Loss) income attributable to noncontrolling interest	(2,542)	-	-	-	884
Loss from discontinued operations	(1,771)	-	-	-	-
Net (loss) income attributable to common stockholders	$ (53,016)	$ (37,477)	$ (21,837)	$ 14,248	$ 5,311
Net (loss) income per share-basic and diluted from continuing operations	$ (3.04)	$ (2.23)	$ (1.35)	$ 1.06	$ 1.09
Loss per share from discontinued operations	(.11)	-	-	-	-
Net (loss) income per share available to common stockholders	$ (3.15)	$ (2.23)	$ (1.35)	$ 1.06	$ 1.09
Total assets	$ 82,967	$ 122,629	$ 165,714	$ 187,031	$ 97,526
Total liabilities	54,881	42,742	44,667	48,582	14,702
Noncontrolling interests	3,312	-	-	-	-
Equity available to common stockholders	24,774	79,887	121,047	138,449	82,824
Total stockholders' equity	28,086	79,887	121,047	138,449	82,824
Dividends declared per share	$ -	$ 0.300	$ 1.200	$ 1.200	$ 1.125

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes to those statements included elsewhere in this document. This discussion may contain certain forward-looking statements. Forward-looking statements are those that are not historical in nature. They can often be identified by their inclusion of words such as "will," "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions. Any projection of revenues, earnings or losses, capital expenditures, distributions, capital structure or other financial terms is a forward-looking statement.

Our forward-looking statements are based upon our management's beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to us. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that might cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

- *economic conditions impacting the real estate market and credit markets;*
- *changes in interest rates;*
- *our ability to sell assets;*
- *our continued inability to obtain liquidity;*
- *additional impairments on our assets;*
- *our inability to restructure our obligations under our junior subordinated notes; and*
- *although we believe our proposed method of operations will be in conformity with the requirements for qualification as a REIT, we cannot assure you that we will qualify as a REIT or, if so qualified, will continue to qualify as a REIT. Our failure to qualify or remain qualified as a REIT could have material adverse effect on our performance and your investment.*

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors.

For a more detailed description of the risks affecting our financial condition and results of operations, see "Risk Factors" in Item 1A of this Form 10-K.

Business

We are a Maryland corporation formed in December 2003 as a real estate investment trust ("REIT"). When we first began conducting business, we specialized in the financing of real estate projects by providing short-term mortgage loans to homebuilders and commercial developers in markets where we believed we possessed requisite skills and market knowledge, which was primarily in the western United States. We historically invested in 12 to 18 month, first and second lien mortgage loans, consisting of acquisition and development, construction, and commercial property loans to both local and national developers and homebuilders. Previously, we derived our revenues primarily from interest payments received from mortgage investments funded with our equity capital and borrowed funds. Currently, we rely primarily on sales of our real estate assets and to a lesser degree on interest income from our performing loans and rental income from our tenants, to provide the cash flow necessary to operate our business.

Our operating results are affected primarily by: (i) real estate and credit market volatility, (ii) our level of non-performing assets, foreclosures and related loan losses and impairments, (iii) the amount of capital we are able to raise through asset sales to operate our business and preserve our assets and capital, and (iv) our ability to execute effective resolution strategies on our foreclosed properties.

Our consolidated financial statements have been prepared on the basis that we will continue as a going concern, which contemplates the realization and satisfaction of liabilities and commitments in the normal course of business. Over the past two years we have experienced substantial losses including a net loss of $53.0 million, or $3.15 per share for 2009. Our interest income decreased by $5.3 million, or 92.3%, to $449,000 for the year ended December 31, 2009 from $5.8 million for the year ended December 31, 2008. These financial results have had a materially adverse impact on our financial condition and raise substantial doubt as to our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary should we be unable to continue as a going concern.

As the size of our non-income producing real estate portfolio continues to increase due to continued foreclosure activity, our costs related to real estate ownership also increase. These costs include servicing and property management fees payable to CM Capital, property taxes, legal fees, maintenance costs and resolutions costs. Because our portfolio of performing loans has shrunk to $6.1 million, our recurring cash flow is not sufficient to cover our general operating costs, including real estate carrying costs. We believe that a minimum of between $6.5 million and $7.0 million in working capital will be needed in order to fund the Company's planned operations through December 31, 2010. We plan to sell certain of our real estate assets to provide funding for our operations but selling assets at acceptable prices in the current real estate market continues to be very difficult. Our future viability is dependent on our ability to execute portfolio resolution strategies that will offer operating liquidity, including potentially being required to sell assets at unfavorable prices. If we fail to execute these plans successfully or otherwise address our liquidity shortfall, we would not have adequate liquidity to fund our operations and would not be able to continue as a going concern.

Recent Developments and Trends

Current Economic Environment

We are operating in a challenging and uncertain economic environment, including generally uncertain national conditions and local conditions in our markets. The capital and credit markets have been experiencing volatility and disruption for more than 24 months. Concerns about the capital adequacy of financial services companies, disruptions in global credit markets and continued pricing declines in the U.S. housing market have led to further disruptions in the financial markets and have exacerbated the longevity and severity of the credit crisis. In addition, the current level of low economic growth on a national scale, the possible occurrence of another national recession, and further deterioration in local economic conditions in our markets lead to substantial doubt as to our ability to continue as a going concern. We are particularly exposed to downturns in the U.S. housing market. The disruption in these markets directly impacts our business because our investment portfolio initially consisted primarily of investments in mortgage debt. Our business was built on investing in acquisition and development, construction, and commercial property loans with terms of 12 to 18 months. Dramatic declines in the housing market over the past two years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and have resulted in significant write-downs of asset values.

Reflecting concern about the stability of the financial markets and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to our borrowers. In addition, land developers have been forced to liquidate land inventory at prices significantly below the original purchase price in order to obtain cash needed for working capital purposes. This situation negatively impacts us in two ways. First, developers have sought other means of survival, including defaulting on their debt obligations. Second, developers are selling property at low prices, negatively impacting the value of surrounding properties, including properties in which we have an interest. As real estate values have continued to decline, many of our borrowers have declared bankruptcy or have ceased operations. As a result of this confluence of events, all but one of our borrowers have defaulted on their obligations to us, which in turn has resulted in a substantial increase in our non-performing loans. If the loan has been guaranteed we look to the guarantee for repayment. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. Given the systemic collapse of the real estate and financial markets, our guarantors have likely guaranteed other projects as well that are also in default, and thus are unlikely to have any assets with which to repay amounts owed to us.

We have been generally unsuccessful at workout solutions on our non-performing loans, specifically workout solutions with the original borrowers, and have had to foreclose and take ownership of the properties underlying the non-performing loans. During 2009, we foreclosed on properties securing 26 mortgage loans with an aggregate original principal amount of $70.2 million. These loans were impaired prior to foreclosure, so that the amount recorded on our balance sheet as real estate owned or real estate investments as a result of these foreclosures was $47.0 million. Of our remaining mortgage investments, all but $5.0 million with aggregate original balances of $6.1 million were non-performing at December 31, 2009. As of the date of this filing, we have foreclosed on $2.9 million of the aggregate original balances of $11.2 million in non-performing loans at December 31, 2009.

Upon foreclosure of a property, we make a determination based on the facts specific to that property as to how to proceed. While there may be other alternatives, we generally employ one of the following strategies to seek ultimate resolution of our investment:

- *Sale of the Foreclosed Collateral* – If we determine through a thorough review process that it is advantageous to sell the property that previously secured a non-performing loan at a loss rather than to continue to hold the property and incur additional costs related to property ownership, we may sell the property for cash or finance the sale with a qualified buyer. During 2009, we sold foreclosed properties with a carrying value of $2.5 million for total net proceeds to us of $2.4 million.
- *Joint Venture* –We may contribute real estate assets to an operating joint venture, structured as a limited liability company ("LLC") with other private investors in a loan or with a new investor to provide additional financing and development expertise to complete the project. Once the project is completed and sold, we will distribute the sales proceeds according to the LLC agreement. This strategy may significantly reduce our ownership in the property. During 2008, we formed three joint ventures, each with the same partner, and contributed real estate with a carrying balance of $6.7 million into the joint ventures. During 2009, we sold 10 homes within one of our joint venture projects for net cash proceeds to us of $475,000.
- *Hold the Property* – If we are unable to implement any of the strategies discussed above, or if we determine that it may be advantageous to hold the property based upon local real estate market conditions, we will hold the property for an undetermined period of time. This is a temporary strategy, which at the appropriate time will be replaced with one of the other options. It was not our original intent to become property owners, although in certain instances, holding the property is the best strategy while we work towards developing an exit strategy.

The increase in non-performing loans and foreclosures has negatively impacted our operating results by both virtually eliminating our interest income and increasing our provision for loan losses and impairments. Moreover, because substantially all of the property constituting our real estate owned and investments in real estate previously secured acquisition and development or construction loans, such property does not generate any operating income. However, each of these property interests has substantial costs associated with the foreclosure and continued ownership of the interest in the form of legal costs and expenses, servicing and property management fees and property taxes. Accordingly, we have been adversely affected by reduced income and increased loan losses, as well as increased costs associated with non-income producing properties. As a result of our lack of operating income, in an effort to preserve and maintain our interest in these properties, debt has been placed on these properties to help cover these costs. As we continue to incur servicing and property management fees and other expenses related to the ownership of non-income producing properties, we may incur additional debt to fund such expenses.

Due to the credit market disruption discussed above and our lack of income and capital, we do not have and it is unlikely that we will have capital available for investment. Unless we generate sufficient proceeds through the resolution of our non-performing loans and sale of real estate, we do not expect to have cash available for new investments that will generate cash flows to us. Management expects that the current state of the real estate and credit markets will continue to have an adverse effect on our operations. Despite the difficult market, our Advisor and servicer resolved a number of the defaulted loans, real estate owned properties and investments in real estate during 2009. We sold $405,000 of the property securing loans for cash proceeds of $355,000 and $2.8 million of real estate owned and real estate investments for cash proceeds of $2.9 million, including the sales of homes within our joint venture. Our Advisor and asset manager will continue to dedicate their efforts toward further resolutions.

Overview of Financial Results

The 2009 results reflect continued pressure from an uncertain economy and the struggling residential and commercial markets. For 2009, our net loss was $53.0 million, or $3.15 loss per share. This net loss was primarily a result of $11.1 million in provision for loan losses, $28.7 million in impairments of real estate investments, including losses in equity investments, $1.6 impairment on a building that we acquired through a foreclosure in April 2009, a $1.8 million loss on discontinued operations, and an increase in valuation to $3.4 million of a loan guaranty. Although our balance of non-performing loans was unchanged from December 31, 2008 to December 31, 2009, we continued to foreclose on the properties underlying the non-performing loans during 2009. The average original balance of performing loans during 2008 was $106.4 million and decreased to $6.2 million during 2009, resulting in a significant loss of interest income for the year and substantial increase in costs.

As a result of the increase in non-performing loans and the declining value of our real estate investments during 2008, we were unable to comply with the tangible net worth covenant related to our $30.9 million in junior subordinated notes causing an event of default to occur. In July 2009, the Trustee and the holders of the trust preferred securities related to the junior subordinated notes notified us that as a result of the occurrence of such event of default, the principal amount of our obligations under the junior subordinated notes, together with any and all other amounts payable thereunder had been accelerated and declared to be immediately due and payable. The notice further stated that the holders of the trust preferred securities, may at their option, pursue all available rights and remedies. Prior to the acceleration of the obligations, no default in the payment of principal or interest had occurred under the junior subordinated notes.

Since July 2009, we have been negotiating with the holders of the trust preferred securities to obtain relief from complying with certain financial covenants contained in the junior subordinated indenture, among other things, and to reinstate the debt under our junior subordinated notes. Subsequent to December 31, 2009, we have entered into a standstill agreement with the holders of the trust preferred securities pursuant to which such holders have agreed not to exercise any rights or remedies against us to enforce or collect the debt in exchange for (i) payment of the interest payment due October 31, 2009 in the amount of $344,000 within one business day following our receipt of the executed standstill agreement, which we paid on March 9, 2010, (ii) payment of the interest payment due January 31, 2010 in the amount of $328,000 on or before March 31, 2010, and (iii) continued payment of the quarterly interest payments due under the junior subordinated notes in accordance with the terms of the junior subordinated indenture. To the extent that we are not able to comply with the terms of the standstill agreement, the holders of the trust preferred securities could exercise their rights and remedies against us to collect the debt, which would have a material and adverse effect on our financial condition and could potentially cause us to seek relief through a filing under the U.S. Bankruptcy Code.

As the size of our real estate portfolio continues to increase due to continued foreclosure activity, our costs related to real estate ownership also increase. These costs include servicing and property management fees payable to CM Capital, property taxes, legal fees, maintenance costs and resolutions costs. Because our portfolio of performing loans has shrunk to $6.1 million, our recurring cash flow is not sufficient to cover our general operating costs, including real estate carrying costs. As a result, we determined that is was in the best interest of our company to leverage a small portion of our real estate assets in order to raise necessary operating capital. During 2009, we entered into $4.2 million of debt, which was placed by CM Capital with individual trust deed investors. The cash proceeds from this debt were prepaid to CM Capital to cover specific costs related to carrying and resolving our real estate portfolio, as well as 12 to 24 months of interest payments on the debt. In addition, we placed $4.0 million of debt on the property of 3MO, LLC, a gentleman's club, which is being leased to a third party as of December 31, 2009. Subsequent to December 31, 2009, we increased this debt to $5.0 million. We continue to closely monitor and manage our liquidity position, understanding that this is of critical importance in the current economic environment. With the addition of this debt, our ratio of debt to total assets increased to 55.0% at December 31, 2009, an increase from 32.8% at December 31, 2008.

While our entire portfolio of real estate investments continues to be negatively impacted by market forces, we continue to take important steps to address our portfolio issues and manage our cash position. The summary of our actions during 2009 is as follows:

- Foreclosed on the underlying real estate securing loans with an original balance of $70.2 million, including our foreclosure of the property resulting in the acquisition of a gentlemen's club, our single largest asset within our portfolio which is classified as land and building on our balance sheet;
- Placed $8.2 million of debt on specific assets to generate cash to be used for servicing and property management fees, real estate carrying and resolution costs and general operating expenses;
- Sold real estate for cash proceeds of $3.3 million; and
- Paid off our note payable to a bank.

Although the real estate and credit market disruptions continue to challenge us, we will continue to explore portfolio resolution strategies that will offer operating liquidity. We will also explore additional investment and business opportunities as they arise and as cash becomes available; however, due to the current credit market disruption and our lack of income and capital, we do not have and it is unlikely that we will have capital available for investment. Unless we generate sufficient proceeds through the resolution of our non-performing loans and sale of real estate, we do not expect to have cash available for new investments that will generate cash flows to us. We expect that the current state of the real estate and credit markets will continue to have an adverse effect on our operations throughout 2010.

Results of Operations - Year ended December 31, 2009 compared to the year ended December 31, 2008

Revenues:
Interest income generated on our mortgage investments decreased by $5.3 million, or 92.3%, to $449,000 for the year ended December 31, 2009 from $5.8 million for the year ended December 31, 2008. This decrease was due to a 94.2% decrease in the average balance of the performing loans in our portfolio from $106.4 million for the year ended December 31, 2008 to $6.2 million for the year ended December 31, 2009. The increased balance of non-performing loans lowered the average yield on the entire portfolio to 0.08% for the year ended December 31, 2009 from 5.4% for the year ended December 31, 2008.

Other interest income, including interest income on our related party note receivable from CM Capital and income earned on loans held for sale, decreased by $680,000, or 42.9%, to $906,000 for the year ended December 31, 2009 from $1.6 million for the year ended December 31, 2008. Approximately $254,000 of this decrease was due to the modification of the related party note receivable due from CM Capital. The annual interest rate was reduced in late 2008 from 9% to 6%. In addition, we earned $381,000 in interest on loans held for sale during the year ended December 31, 2008 and none during the year ended December 31, 2009 because we did not hold any loans for sale in 2009.

Expenses:
Interest expense consists of interest on our notes payable, mortgage debt, bank note, and junior subordinated notes payable. Interest expense decreased $517,000 or 16.5%, to $2.6 million for the year ended December 31, 2009 from $3.1 million for the year ended December 31, 2008. This decrease was a result of a decrease in the average interest rate on our variable rate debt, which includes our junior subordinated debt and mortgages, to 5.2% during the year ended December 31, 2009 from 7.5% during the year ended December 31, 2008. This decrease was offset by an increase in our interest expense on our fixed rate notes totaling $382,000 for the year ended December 31, 2009. The average interest rate on our fixed rate debt was 11.2% which includes interest of $299,000 on our $4.2 million notes payable and $83,000 on our $4.0 million note payable originated from our operating business, 3MO, LLC. Interest expense also included payments on a loan we have guaranteed. To potentially limit our liability on the guarantee, we paid $176,000 of interest to the lender, during the twelve months ended December 31, 2009 to keep the note current.

Non-interest expense, including other expenses, provision for loan losses, impairment on a building, impairments on real estate owned and real estate investments, and equity in losses of unconsolidated investments in real estate increased $10.7 million or 25.0%, to $53.7 million for the year ended December 31, 2009 from $43.0 million for the year ended December 31, 2008. The increases in non-interest expense were due to an increase of $4.1 million on impairments of all of our real estate assets to $41.4 million, including impairment on a building, up 11.0% from the prior year of $37.3 million. The increases in the impairments and equity in losses of our investments in real estate and real estate assets were due to a further decline in real estate values, specifically commercial real estate, causing the value of these assets to decline. In addition, non-interest expense increased due to an increase in management and servicing fees of $1.2 million for the year ended December 31, 2009, or 61.3% from $2.0 million for the year ended December 31, 2008. This increase was a direct result of the accrual of an annual asset management fee payable to CM Capital, our related party servicer, pursuant to the agreement entered into for the management of our foreclosed properties. We incur CM Capital servicing fees as follows: a real estate owned processing fee upon the date of foreclosure in an amount not to exceed 5% of the outstanding loan balance on the date of default, of which 1% is due and payable upon the transfer of title and the remainder is due upon the sale or other disposition of the property, plus a yearly servicing fee of either 1% of the original loan balance if the workout strategy is considered simple or 2% of the original loan balance if the workout strategy is considered complex, calculated from the date of foreclosure. Property taxes also increased by $1.3 million to $1.6 million for the year ended December 31, 2009 from $273,000 for the same period in 2008. This is due to an increase in our real estate owned and investments in real estate during 2009.

Also included in non-interest expense is the valuation of our guarantee for the payment of the first lien loan to Warm Jones, LLC. We have determined that our potential liability related to the guarantee is approximately $3.4 million as of December 31, 2009. The increase in our estimated liability under the guaranty is due to the default by Warm Jones, LLC on its payments to the first lien lender, combined with a continued decrease in value of the property.

In addition, other expenses increased by $851,000 or 95.3%, to $1.7 million for the year ended December 31, 2009 from $893,000 from the year ended December 31, 2008. This increase was primarily due to the increase in expenses related to owning real estate. Real estate owned expense for the year ended December 31, 2009 was $651,000 and primarily included foreclosure costs, such as legal fees associated with ownership issues on certain of the properties. There were no real estate owned expenses in 2008.

Loss from discontinued operations for the year ended December 31, 2009 of $1.8 million represents our loss on the operation of the business that we foreclosed on in April 2009 and was classified as held for sale until November 2009. In November 2009, we entered into an agreement with a third party to lease the facilities, thus ceasing our operation of the business. Under the lease agreement, the lessee assumed the operations of the business, including the responsibility to fund all operating costs of the business. We have maintained ownership of the real property and it is classified as building and land on our consolidated balance sheet. As a result, we reclassified a $1.6 million impairment, which was reported in discontinued operations at September 30, 2009, to continuing operations on the statement of operations for the year ended December 31, 2009.

During 2009 we consolidated $5.8 million of noncontrolling interests in real estate. Net loss attributable to noncontrolling interest of $2.5 million was due to the impairments relating to the decrease in the value of the properties. Prior to the year ended December 31, 2009, we did not have noncontrolling interests.

In accordance with the Statement of Policy Regarding Real Estate Investment Trusts adopted by the NASAA membership on May 7, 2007, if total operating expenses exceed 2% of average invested assets or 25% of net income, whichever is greater, disclosure of such fact shall be made to the stockholders. Total operating expenses are defined as the aggregate expenses of every character paid or incurred by us as determined under GAAP, including advisor fees, but excluding: organization and operating expenses; interest payments; taxes; non-cash expenditures such as depreciation, amortization and bad debt reserves; incentive fees; and acquisition fees and expenses. For the year ended December 31, 2009, total operating expenses were 2.67% of average invested assets. The independent committee of our board of directors reviewed the expenses and determined that the expenses were reasonable and justified based on the nature of the expenses relative to the value of our average invested assets.

Results of Operations - Year ended December 31, 2008 compared to the year ended December 31, 2007

***Revenues*:**
Interest income is generated on our mortgage investments and our related party note receivable from CM Capital. Interest income decreased by $12.9 million, or 63.6%, to $7.4 million in 2008 from $20.3 million in 2007. This decrease was due to a 31.0% decrease in the average balance of the loan portfolio from $154.3 million for 2007 to $106.4 million in 2008. Our interest income was also negatively impacted by the significant increase in non-performing loans. The increased balance of non-performing loans lowered the average yield on the portfolio to 5.4% in 2008 from 12.2% in 2007.

Non-interest income decreased $11.2 million, or 90.8% from 2007, primarily due to the sale of CM Capital in November 2007. The sale resulted in a gain of $3.4 million in 2007. In addition, the fees generated by CM Capital related to the origination and servicing of loans in 2007 of $7.9 million were not generated during 2008 due to the sale.

***Expenses*:**
Interest expense consists of interest on our mortgage loans, credit facility, and junior subordinated notes payable. Interest expense decreased 22.2%, to $3.1 million in 2008 from $4.0 million in 2007. This decrease was a result of a decrease in the average interest rate on our variable rate debt to 7.5% from 9.5% in 2007.

Non-interest expense increased $4.0 million or 26.4%, to $19.4 million in 2008 from $15.3 million in 2007. The primary increase in non-interest expense was due to the impairment of real estate owned of $13.7 million, resulting in an increase of $9.9 million from $3.8 million at December 31, 2007. The increase in the impairment was due to a substantial decline in the real estate and credit markets, causing the value of our real estate to decline. The increase in the impairment of real estate owned was offset by a decrease in the management fees to our Advisor which was a result of a decrease in average invested assets, and a decrease of $1.9 million for compensation expense which was the result of the sale of CM Capital in 2007.

Taxable Income
Our income (loss) calculated for tax purposes differs from income (loss) calculated in accordance with GAAP primarily because of the provision for loan losses and the impairment of real estate recorded for GAAP purposes, which differs from items recorded for tax purposes. In addition, the financial statements of the REIT and its taxable REIT subsidiaries are consolidated for GAAP purposes while they are not consolidated for tax purposes. The distinction between taxable income and GAAP income is important to our stockholders because distributions are declared on the basis of REIT taxable income. While we generally will not be required to pay income taxes on our REIT taxable income as long as we satisfy the REIT provisions of the Internal Revenue Code, each year we will be required to complete a U.S. federal income tax return wherein taxable income is calculated. This taxable income level will determine the minimum level of distribution we must pay to our stockholders. There are limitations associated with REIT taxable income. For example, this measure does not reflect net capital losses during the period and, thus, by itself is an incomplete measure of our financial performance over any period. As a result, our REIT taxable income should be considered in addition to, and not as a substitute for, our GAAP-based net income as a measure of our financial performance.

The following table represents a reconciliation of our GAAP income to our estimated REIT taxable income (dollars in thousands):

	Years Ended December 31,		
	2009	2008	2007
GAAP net loss	$ (55,558)	$ (37,477)	$ (21,837)
Adjustments to GAAP net loss:			
Noncontrolling interest	2,542	-	-
Provision for loan losses	11,464	21,492	34,411
Impairment of real estate	15,376	13,659	3,755
Equity in loss of real estate investments	13,329	-	-
Actual losses on real estate and loans	(8,995)	(21,992)	(548)
Net adjustment for TRS income	5,447	3,468	(2,981)
Estimated REIT taxable income (loss)	$ (16,395)	$ (20,850)	$ 12,800

Liquidity and Capital Resources

Our primary sources of funds for liquidity have historically consisted of net interest income from mortgage loans, proceeds from repayment of mortgage loans and proceeds from the sale of our common stock. With the significant deterioration in the performance of our loan portfolio, and the substantial increase in real estate owned and real estate investments due to foreclosures, our sources of funds from normal portfolio operations have been virtually eliminated. In addition, due to the general collapse of the real estate market beginning in late 2007, and the impact of declining real estate values on our mortgage investments, our Board of Directors determined that it was in the best long-term interest of our company and its stockholders to suspend the sale of our common stock as of February 22, 2008. Because of our lack of cash flow, we are closely monitoring and managing our liquidity position, understanding that this is of critical importance in the current economic environment. Our primary sources of liquidity are now comprised of proceeds from the sale of real estate investments and proceeds from the issuance of debt.

Net cash used in operating activities during 2009 was $8.8 million, which was primarily due to the substantial loss of interest income due to the deterioration of our loan portfolio, the increase in servicing and property management fees and carrying costs related to our foreclosed assets, and our $1.8 million loss from discontinued operations. At December 31, 2009, the original loan balance of our mortgage investments was $17.3 million (of which $6.1 million was performing), investments in real estate had a carrying balance of $29.6 million, and real estate owned had a carrying balance of $8.0 million. Non-performing mortgage loans and real estate assets produce minimal, if any, current earnings and will not provide cash flow until they are sold or an alternative resolution becomes available. Additionally, we will continue to incur carrying, servicing and property management costs on our real estate investments until we have disposed of the assets. This will result in added costs related to property ownership. While the disposition of any of our assets cannot be predicted, our Advisor believes that over time our real estate assets will be resolved and that the proceeds generated from the resolution of these assets will provide capital for operating expenses and a reduction in outstanding debt. It is unlikely that we will have funds available for reinvestment into performing assets. As of December 31, 2009, we have reviewed our mortgage and real estate investments and have recorded a provision for loan losses, equity in losses of unconsolidated investments in real estate and an impairment of real estate owned as needed to reflect the impaired value of our investments. However, with the current uncertainty in the real estate market, the amount of further losses on any individual asset or on the portfolio as a whole may vary. These estimates are based upon a thorough evaluation by our Advisor based on prevailing economic conditions, historical experience, unique characteristics of the asset, industry trends and an estimated net realizable value of the asset.

Net cash provided by investing activities for the twelve months ended December 31, 2009, was $2.8 million. As we evaluate resolution strategies on our investment portfolio, we determined that it is in our and our stockholders' best interest to sell certain assets. Given the recent and ongoing state of the real estate market, sales opportunities are limited, but during 2009, we sold investments for net cash proceeds of $3.3 million. We will continue to evaluate assets for resolution on a case-by-case situation, and anticipate selling additional assets to generate cash for working capital purposes.

With the continued loss of recurring cash flow, combined with the increase in carrying costs related to our growing non-performing real estate portfolio, our Advisor made the determination that it was in the best interest of the Company to incur additional debt to help fund these costs. For the twelve months ended December 31, 2009, net cash provided by financing activities was $6.2 million. We entered into eleven note payable agreements with an aggregate gross principal amount of $4.2 million for cash proceeds, net of interest reserves, of $2.7 million. The cash proceeds from the issuance of this debt is held by our servicer and asset manager, CM Capital, and is classified as prepaid foreclosure costs on our balance sheet for the purpose of the payment of our expenses as a land owner, including property taxes, legal expenses, and servicing and property management fees. At December 31, 2009, the balance in prepaid foreclosure costs was $1.7 million. In addition, we set aside cash of $738,000 for the payment of interest during the term of the debt which is being held in a trust account by Preferred Trust Company, an entity partially owned by certain of our officers. The outstanding principal balances of these notes bear interest at 10% to 13% per annum, which is payable monthly. As we continue to incur servicing and property management fees and other expenses related to the ownership of non-income-producing real estate, we may incur additional debt to fund such expenses.

We have guaranteed the debt of a $13.7 million first lien loan position. The beneficiaries under the guarantee have the right to make demand on us under the guarantee to pay the entire $13.7 million upon default of the note. In February 2010, Warm Jones, LLC, of which we are 37.6% owner, failed to pay the note upon maturity. To potentially limit our liability on the guarantee, we paid $176,000 of interest to the lender to keep the interest payments on the note current. We are currently in negotiations with the lenders in an effort to minimize our potential liability under the guarantee. We have determined that our potential liability related to the guarantee is approximately $3.4 million as of December 31, 2009. Although we are in negotiations with the lender, it is possible that we will have to fund the shortfall between the value of the property and our guaranteed portion of $13.7 million. Should we have to fund this shortfall, it could have a material impact on our liquidity and we may have to sell assets to generate cash flow.

In April 2009, we foreclosed on the operating business and real estate securing a defaulted loan with an original principal balance of $14.4 million. From April to November, we reflected the business as discontinued operations in our financial statements and were operating the business in order to retain value in the property as an operating business until sold or leased. Operating costs related to the business included marketing, repair and maintenance, payroll, liquor and beverage inventory and other general operating expenses. From the date of foreclosure through November 15, 2009, we funded $1.7 million in operating expenses because the business was operating in a cash deficit; therefore, to fund the necessary operating expenses, we leveraged the business and real property to obtain up to $5.0 million of debt. This debt has been, and will continue to be issued in tranches, and at December 31, 2009, the outstanding balance was $4.0 million. In November 2009, we entered into a lease agreement with an operator of similar businesses. The agreement provides for monthly rent of $40,000 plus 30% of net profits, if any, and contains an option to purchase the facility for $10.0 million at any time during the four-year term of the agreement. On November 16, 2009, the effective date of the lease, the operator/lessee assumed operations of the business, including the responsibility to fund all operating costs of the business.

In June 2006, we issued $30.0 million in unsecured trust preferred securities, which are reflected on our balance sheet as junior subordinated notes payable. Since December 31, 2008, we have not been in compliance with certain covenants under the modified terms of the indenture. On April 3, 2009, we received a notice of default and were given 30 days to cure. Due to our inability to cure the default, it matured into an event of default. In July 2009, the Trustee and the holders of the trust preferred securities notified us that as a result of the occurrence of such event of default, the principal amount of our obligations under the junior subordinated indenture, together with any and all other amounts payable thereunder had been accelerated and declared to be immediately due and payable. The notice further stated that the holders of the preferred securities, may at their option, pursue all available rights and remedies. Prior to the acceleration of the obligations, no default in the payment of principal or interest had occurred under the junior subordinated indenture. On July 27, 2009, we also received a copy of a written notice to the trustee under our junior subordinated notes from the holders of the preferred securities directing the trustee to withdraw the amount on deposit in the reserve account and apply such amount to the payment of amounts due and owing to the holders of the preferred securities.

Subsequent to December 31, 2009, we have entered into a standstill agreement with the holders of the trust preferred securities pursuant to which such holders have agreed not to exercise any rights or remedies against us to enforce or collect the debt in exchange for (i) payment of the interest payment due October 31, 2009 in the amount of $344,000 within one business day following our receipt of the executed standstill agreement, which we paid on March 9, 2010, (ii) payment of the interest payment due January 31, 2010 in the amount of $328,000 on or before March 31, 2010, and (iii) continued payment of the quarterly interest payments due under the junior subordinated notes in accordance with the terms of the junior subordinated indenture. To the extent that we are not able to comply with the terms of the standstill agreement, the holders of the trust preferred securities could exercise their rights and remedies against us to collect the debt, which would have a material and adverse effect on our financial condition and could potentially cause us to seek relief through the U.S. Bankruptcy Code.

Upon the death of a stockholder, the stockholder's estate has a limited right of redemption with respect to its common stock, and at December 31, 2009, we had received redemption requests of 186,000 shares of common stock totaling $2.1 million which is reflected as a liability on our balance sheet.

In order to continue to qualify as a REIT, we are required to distribute on an annual basis to our stockholders at least 90% of our REIT taxable income (excluding the dividends paid deduction and any net capital gain), 90% of our net income from foreclosure property less the tax imposed on such income, and any excess noncash income. Over the past several months, we have found it necessary to foreclose upon and sell certain properties that secured loans that we made to third parties. Although these activities have generated cash proceeds, they generally have not resulted in income for federal income tax purposes, and many have produced losses. Accordingly, the recent foreclosures and sales generally have not increased (and in many cases may have actually decreased) the amounts that we are required to distribute annually. After we make any required annual distributions, we may use any remaining cash to invest in other properties, pay operating expenses or satisfy payment obligations with respect to our indebtedness, or we may choose to distribute some or all of it to our stockholders. However, we are not required to distribute the remaining cash to comply with REIT qualification requirements. During 2008, our Board of Directors made the decision to preserve cash by reducing the monthly dividend from $0.10 to $0.025 for the months of February through September. In October 2008, the Board of Directors determined that it was in the best long-term interest of the company to suspend the dividend until market conditions and the cash position of the Company improves, or until distributions are necessary to maintain our REIT status.

In summary, our ongoing operating costs and other obligations primarily include the following and are estimated to be between $6.5 million and $7.0 million for the next twelve months:

- principal and interest payments on our debt;
- property ownership expenses, including property taxes, servicing fees and asset management fees;
- board fees;
- legal and professional expenses;
- advisory fees; and
- potential liability under debt guarantee.

Due to our limited sources of operating revenue, recurring cash flow will not be sufficient to satisfy our operating costs and obligations. To fund our cash shortfall, we expect to sell investment assets and may incur additional debt against our real estate owned assets. Given current market conditions, we may not be able to liquidate assets at a price we believe to be reasonable, or at all, or be able to incur debt on attractive terms. In the event we are unable to liquidate assets sufficient to cover our interest payments on our ownership, we would be in violation of the terms of the standstill agreement on our trust preferred securities. As a result, the holders of the trust preferred securities could exercise their rights to collect the debt, impacting our ability to continue as a going concern. For the foreseeable future, we do not anticipate having cash available for investing in new loans.

Contractual Obligations
The following table sets forth information about certain of our contractual obligations as of December 31, 2009 (dollars in thousands):

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations					
Junior subordinated notes	$ 30,928	$ 30,928	$ -	$ -	$ -
Mortgages	7,599	320	1,799	501	4,979
Notes payable	3,176	-	3,176	-	-
Short-Term Debt Obligations					
Notes payable	3,956	3,956	-	-	-
Total	$ 45,659	$ 35,204	$ 4,975	$ 501	$ 4,979

(1)Due to an uncured event of default, we received notice in July 2009 that the outstanding principal balance had been accelerated and was immediately due and payable.

Off-Balance Sheet Arrangements
During 2005 and 2006, we invested $11.9 million in a subordinated mortgage loan, along with private investors, to enable the borrower, CM Land, a related party, to finance the purchase of unimproved land in a land banking transaction for a large home builder. Our investment represented approximately 37.6% of the subordinated loan amount. In May 2007, the home builder did not exercise its option under the land banking transaction to purchase the remaining portion of the property and CM Land defaulted on both the first lien mortgage loan and the subordinated mortgage loan, and in July 2007, a limited liability company ("Warm Jones, LLC") was formed to take title to the property through deed in lieu of foreclosure. This deed in lieu of foreclosure meant that our $11.9 million investment in the project was converted from an interest in a subordinated loan to a 37.6% equity interest in Warm Jones, LLC, the new owner of the property.

In September 2007, Warm Jones, LLC borrowed approximately $13.7 million to refinance the first lien mortgage loan on the property for 12 months. As a condition to funding the loan, the first lien lenders required that Desert Capital guarantee the entire $13.7 million loan. Generally, Desert Capital would not provide a guarantee; however, it believed that this particular guarantee was necessary to avoid the complete loss of its investment in the property. We received a fee for guaranteeing this loan and for the year ended 2009 and 2008 we earned $308,000 and $101,000 respectively, in guarantee fees. Because Warm Jones, LLC did not have funds available to service the first lien mortgage loan, it borrowed an additional $2.6 million, the proceeds of which were used to pay 12 months of interest on the first and second lien loans and the carrying costs associated with the ownership of the property. The first lien loan matured in October 2008. The first lien loan was subsequently modified, extending the due date to February 2010. The second lien loan matured in October 2009. Warm Jones, LLC was not able to repay or refinance the second lien and in January 2010 the second lien holders began foreclosure proceedings on the property which, once completed, will cause us to lose our 37.6% equity interest in the property in May 2010. Subsequent to December 31, 2009, the first lien loan also matured and is now fully due and payable. Because we guaranteed the payment of the first lien loan, the lenders under the first lien mortgage may pursue Desert Capital for all amounts currently due and owing under the loan. We determined that our potential liability under the guarantee was approximately $3.4 million as of December 31, 2009, which is included in other liabilities in our consolidated balance sheet. The increase of potential liability was due to the default on the debt by Warm Jones, LLC, combined with a continued decrease in the value of the property. To potentially limit our liability on the guarantee, we have paid $176,000 of interest to the first lien lenders to keep the interest payments on the note current through February 2010. We are currently in negotiations with the first lien lenders in an effort to minimize our potential liability under the guarantee.

Critical Accounting Policies and Management Estimates
Our discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, known as GAAP. These accounting principles require us to make some complex and subjective decisions and assessments. Our most critical accounting policies involve decisions and assessments, which could significantly affect our reported assets, liabilities and contingencies, as well as our reported revenues and expenses. We believe that all of the decisions and assessments upon which our financial statements are based were reasonable at the time made based upon information available to us at that time. We evaluate these decisions and assessments on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions. We have identified our most critical accounting policies to be the following:

Revenue Recognition
We recognize interest income from investments in mortgage loans over the estimated life of the underlying financial instrument on an accrual basis.

Income recognition is suspended for mortgage investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of interest and principal becomes doubtful. Interest accrued but not collected is reversed at the time a loan is classified as non-performing. Income recognition is resumed when the mortgage investment becomes contractually current and performance is demonstrated to be resumed. Loans whose contractual terms have been restructured in a manner which grants a concession to a borrower experiencing financial difficulties, without compensation on restructured loans, are classified as non-performing until the loan is performing for an adequate period of time under the restructured agreement. In situations where we do not receive adequate compensation, the restructuring is considered a troubled debt restructuring and is evaluated accordingly for impairment based upon the expected present value of the cash flows of the loan as restructured compared to the present value of cash flows as required under the original terms of the loan.

The evaluation of a loan as performing is based upon the borrower meeting the terms of the agreement including making interest payments on a monthly basis. All of our loans have fixed interest rates and provided for payment of interest only with a "balloon" payment of principal payable in full at the end of the loan term. In such cases, we make assumptions as to the borrower's ability to repay the loans based upon our knowledge of the market and the borrower's financial status. Changes in our assumptions as to the borrower's ability to repay would have an impact on the amount of income we recognize.

Notes receivable
We maintain allowances for doubtful accounts for estimated losses resulting from the previous inability of our related party, CM Capital, to perform under certain financial covenants as set forth in the original note agreement. We modified certain terms of the note receivable and accounted for the change in terms as an allowance for loan loss using a discounted cash flow analysis. If the financial condition of CM Capital were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances could be required. We assess, on a regular basis, the adequacy of our allowances for losses on notes receivable and also review on a regular basis, the related party's financial statements and compliance relating to the financial covenants contained in the loan agreement.

Allowance for Loan Losses
The allowance for loan losses represents management's estimate of probable losses inherent in our portfolio of loans. The allowance for loan losses is reflected in our financial statements based upon individual review of the loans, the specific borrowers' credit quality and mortgages based upon an evaluation of known and inherent risks affecting our portfolio of mortgage investments including, but not limited to, economic conditions, delinquency status, value of collateral underlying the loan, credit losses to date on underlying mortgages and any remaining credit protection. Management monitors the delinquencies and defaults on mortgage investments and, if an impairment of the related loan is noted, the carrying value of the related loan will be reduced to fair value through the estimate of the allowance for loan losses. We consider mortgages to be delinquent when principal or interest is contractually past due or the loan is past its maturity date. Individual valuations on non-performing loans are performed and specific allowances for losses may be established for non-performing and potentially impaired loans based on a comparison of the recorded carrying value of the loan to either the present value of the loan's expected cash flow, the loan's estimated market price or, if the loan is collateral dependent, the estimated fair value of the underlying collateral. The allowance is increased by charges to operations and decreased by charge-offs (net of recoveries). Loan loss estimates are reviewed periodically and adjustments are reported in earnings when they become known. Because any decision regarding the allowance for loan losses reflects a judgment about the estimated fair value of real estate and the probability of future events, there is an inherent risk that such judgments will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that we experience losses greater than the amount of our allowances, we may incur a charge to our earnings that will adversely affect our operating results and the amount of any distributions payable to our stockholders.

Real Estate Owned
Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the recorded amount of our related mortgage loan being foreclosed (net of any specific allowance for loan loss or loan impairment charge), or our economic interest in the property's estimated fair value less estimated costs to sell. Any valuation adjustments required at the time of foreclosure are charged to the allowance for loan losses. After foreclosure, the properties are carried at the lower of carrying value or fair value less estimated costs to sell. Any subsequent valuation adjustments, operating expenses or income, and gains and losses on disposition of such properties are recognized in current operations. The valuation allowance is established based on our assessment of whether there are any indicators that the fair value is less than the carrying value as adjusted for current market trends. Because any decision regarding the valuation of real estate owned reflects a judgment about the probability of future events, there is an inherent risk that such judgments will prove incorrect. In such event, actual losses may exceed (or be less than) the amounts recorded. To the extent that we experience additional deterioration in fair value of such properties, we may incur a charge to our earnings that will adversely affect our operating results and the amount of any distributions payable to our stockholders.

Investments in Real Estate
Variable Interest Entities (VIE) are to be consolidated by its primary beneficiary (PB). The PB is the party that absorbs a majority of the VIE's anticipated losses and/or a majority of the expected returns.

We evaluate our investments in real estate to determine whether they are VIEs. For each of these investments, we have evaluated (1) the sufficiency of the fair value of the entities' equity investments at risk to absorb losses, (2) that as a group the holders of the equity investments at risk have (a) the direct or indirect ability through voting rights to make decisions about the entities' significant activities, (b) the obligation to absorb the expected losses of the entity and their obligations are not protected directly or indirectly, (c) the right to receive the expected residual return of the entity and their rights are not capped, (3) substantially all of the entities' activities do not involve or are not conducted on behalf of an investor that has disproportionately fewer voting rights in terms of its obligation to absorb the expected losses or its right to receive expected residual returns of the entity, or both.

Entities that issue junior subordinated notes are considered VIEs. However, it is not appropriate to consolidate these entities as equity interests are variable interests only to the extent that the investment is considered to be at risk. Since our investments were funded by the entities that issued the junior subordinated notes, they are not considered to be at risk.

We have determined that none of our investments in real estate are VIEs. As such, we have continued to account for these loans and investments as a loan or joint venture, as appropriate. As we continue to enter into joint ventures, we will assess whether our investments in real estate are considered VIEs.

Investments in real estate are carried at the lower of cost or fair value. Our decisions regarding the impairment of our investments in real estate are subjective. Because any decision regarding the impairment losses reflects a judgment about the estimated fair value of real estate and the probability of future events, there is an inherent risk that such judgments will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any impairments taken. To the extent that we experience losses greater than the amount of our impairments, we may incur a charge to our earnings that will adversely affect our operating results and the amount of any distributions payable to our stockholders.

Acquisitions
As a result of foreclosure, we make acquisitions of property and also consider upon acquisition, whether we plan to hold the property or dispose of it through sale. Acquisitions are accounted for utilizing the purchase method for business combinations, and accordingly, the acquired properties' results of operations would be included in our results of operations from the respective dates of acquisition. Appraisals, estimates of cash flows and valuation techniques are used to allocate the purchase price of acquired property between land, land improvements, buildings and improvements, furniture, fixtures and equipment and identifiable intangibles such as amounts related to in-place leases.

When a property is identified as held for sale, fair value less cost to sell is estimated. If fair value less cost to sell is less than the carrying amount of the asset, an impairment charge is recorded for the estimated loss. Depreciation expense is no longer recorded once a property has met the held for sale criteria. The related carrying value of the property is recorded as held for sale in the consolidated balance sheet and operations of the property that are sold or classified as held for sale are recorded as part of discontinued operations for all periods presented. The fair value of the assets may change depending on the fair value assumptions used upon acquisition.

Income Taxes
We elected to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code, beginning with our taxable year ended December 31, 2004. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our ordinary taxable income to stockholders. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders. If we failed to qualify as a REIT in any taxable year, we would then be subject to federal income taxes on our taxable income at regular corporate rates and we would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification was lost unless the Internal Revenue Service granted us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distributions to stockholders. However, we intend to operate in the foreseeable future in such a manner so that we will qualify as a REIT for federal income tax purposes.

We maintain domestic taxable REIT subsidiaries, which may be subject to U.S. federal, state and local income taxes. Current and deferred taxes are provided for on the portion of earnings (losses) recognized by us with respect to our interest in domestic taxable REIT subsidiaries. Deferred income tax assets and liabilities are computed based on temporary differences between the GAAP consolidated financial statements and the federal and state income tax basis of assets and liabilities as of the consolidated balance sheet date. We evaluate the realizability of our deferred tax assets and recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of our deferred tax assets will not be realized. When evaluating the realizability of our deferred tax assets, we consider estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available, and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires management to forecast our business and general economic environment in future periods. Changes in our estimate of deferred tax asset realizability, if any, are included in income tax expense on the consolidated statements of income.

We adopted ASC 740, *Income taxes*, relating to the accounting for uncertainty in income taxes on January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Changes in estimates and probabilities related to such calculation may have an impact on our financial statements.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk refers to the risk of loss from adverse changes in the level of one or more market prices, rate indices or other market factors. Previously, we were exposed to market risk primarily from changes in interest rates that are very sensitive to a variety of factors including political, economic and other factors outside of our control.

For the year ended December 31, 2009, our interest income related to mortgage investments was $449,000. The primary interest rate exposure to which we are subject relates to our mortgage loan portfolio. Given that our mortgage loan portfolio has decreased to that of two performing loans, or $6.1 million, any change in the general level of interest rates in the market would be negligible to our net interest income and net loss. The primary risk that we are facing is that our real estate portfolio will decline further in value, which is not driven by interest rate risk. Our existing, performing mortgage loan portfolio is comprised of fixed rate investments while all of the debt that we have is variable rate debt.

Based on our loans and liabilities as of December 31, 2009, and assuming the balances of these loans and liabilities remain unchanged for the subsequent twelve months, a 1% increase in interest rates would decrease our annual net income and cash flows by approximately $324,000. This decrease is due to our fixed rate investments and variable rate debt. Based on our loans and liabilities as of December 31, 2009, and assuming the balances of these loans and liabilities remain unchanged for the subsequent twelve months, a 1% decrease in interest rates would increase our annual net income and cash flows by approximately $324,000. This increase again is due to our fixed rate investments and variable rate debt.

We do not intend to use any derivative instruments to manage our interest rate exposure. Given the short time horizon of our anticipated investments and our related borrowings, we do not believe a hedging strategy is necessary. In addition, our actions are limited by rules with which REITs must comply.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors Desert Capital REIT, Inc.
Henderson, Nevada

We have audited the accompanying consolidated balance sheets of Desert Capital REIT, Inc. as of December 31, 2009, 2008 and 2007 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. In connection with our audits of the financial statements, we have also audited the financial statement schedules listed in the index. These consolidated financial statements and schedules are the responsibility of the management of Desert Capital REIT, Inc. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Desert Capital REIT, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying financial statements and schedules have been prepared assuming that Desert Capital REIT, Inc. will continue as a going concern. As discussed in Note 20 to the financial statements, Desert Capital REIT, Inc. has suffered recurring losses from operations and cash flow produced from operating activities is not sufficient to meet current obligations and debt payments. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management plans in regard to these matters are also described in Note 20. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Hancock Askew & Co., LLP
Hancock Askew & Co., LLP
Savannah, Georgia
March 22, 2010

DESERT CAPITAL REIT, INC.
Consolidated Balance Sheets
(in thousands, except share amounts)

ASSETS	December 31, 2009	December 31, 2008
Mortgage investments - net of allowance for loan losses of $6,669 at December 31, 2009 and $20,805 at December 31, 2008	$ 10,664	$ 69,538
Real estate owned	7,992	19,979
Investments in real estate	29,638	7,167
Notes receivable from related party - net of allowance for loan losses of $1,785 at December 31, 2009 and $2,125 at December 31, 2008	12,940	12,600
Building and equipment - net	12,055	6,815
Land	4,626	1,820
Cash and cash equivalents	553	351
Restricted cash	-	1,278
Interest receivable - includes related party interest of $76 at December 31, 2009 and $452 at December 31, 2008	102	531
Deferred costs	1,369	941
Other investments	928	928
Prepaid default costs	1,706	-
Accounts receivable, net	171	306
Other assets	223	375
Total assets	$ 82,967	$ 122,629
LIABILITIES AND STOCKHOLDERS' EQUITY		
Notes payable	$ 7,132	$ 1,360
Mortgages payable	7,599	7,893
Junior subordinated notes payable	30,928	30,928
Management and servicing fees payable, related party	733	1,003
Accounts payable and accrued expenses	2,926	1,558
Contingent liability on guarantee	3,431	-
Shares subject to redemption	2,132	-
Total liabilities	54,881	42,742
Commitments and Contingencies - Note 17		
Preferred stock, $0.01 par value: 15,000,000 shares authorized, none outstanding	-	-
Common stock, $0.01 par value: 100,000,000 shares authorized; 16,849,954 shares issued and outstanding on December 31, 2009 and 16,835,867 shares on December 31, 2008	169	168
Additional paid-in capital	163,625	165,723
Accumulated deficit	(139,020)	(86,004)
Equity available to common stockholders	24,774	79,887
Noncontrolling interests	3,312	-
Total stockholder's equity	28,086	79,887
Total liabilities and stockholders' equity	$ 82,967	$ 122,629

The accompanying notes are an integral part of these consolidated financial statements.

DESERT CAPITAL REIT, INC.
Consolidated Statements of Operations
(in thousands, except share amounts)

	Year Ended December 31,		
	2009	2008	2007
INTEREST INCOME:			
Mortgage investments	$ 449	$ 5,796	$ 19,518
Other interest	906	1,586	750
Total interest income	1,355	7,382	20,268
Interest expense	2,609	3,126	4,018
Net interest income	(1,254)	4,256	16,250
Provision for loan losses	11,123	23,616	34,411
Net interest loss after provision for loan losses	(12,377)	(19,360)	(18,161)
NON-INTEREST INCOME:			
Loan brokerage fees	-	-	6,726
Service and other loan fees	-	-	1,154
Gain on sale of subsidiary	-	-	3,382
Net gain on sales of real estate owned and real estate investments	77	14	-
Gain on sale of mortgage investments	-	47	-
Rental income	752	892	716
Other	314	178	338
Total non-interest income	1,143	1,131	12,316
NON-INTEREST EXPENSE:			
Impairments of real estate	15,376	13,659	3,755
Impairment of building	1,557	-	-
Equity in loss of unconsolidated real estate investments	13,329	-	-
Loss on disposal of assets	452	-	-
Compensation	-	-	1,864
Management and servicing fees	3,210	1,990	3,903
Professional fees	782	1,426	2,050
Insurance	656	644	418
Depreciation	467	486	748
Property Taxes	1,621	273	41
Contingent loss on guaranty	3,431	-	-
Other	1,744	893	2,545
Total non-interest expense	42,625	19,371	15,324
Loss from continuing operations before taxes	(53,859)	(37,600)	(21,169)
Income tax expense (benefit)	(72)	(123)	668
Net loss from continuing operations	(53,787)	(37,477)	(21,837)
Loss from discontinued operations	(1,771)	-	-
Net Loss	(55,558)	(37,477)	(21,837)
Less: Net loss attributable to noncontrolling interest	2,542	-	-
Net loss attributable to common stockholders	$ (53,016)	$ (37,477)	$ (21,837)
Net loss per share - basic and diluted			
Loss from continuing operations	(3.04)	(2.23)	(1.35)
Discontinued operations	(0.11)	-	-
Net loss available to common stockholders	$ (3.15)	$ (2.23)	$ (1.35)
Weighted average outstanding shares - basic and diluted	16,841,184	16,812,710	16,232,622

Source: DESERT CAPITAL REIT, 10-K, March 23, 2010

The accompanying notes are an integral part of these consolidated financial statements.

DESERT CAPITAL REIT, INC.
Consolidated Statements of Stockholders' Equity
Years ended December 31, 2009, 2008 and 2007
(in thousands, except share amounts)

	Common Stock					
	Number of Shares	Par Value	Additional Paid - in Capital	Accumulated Deficit	Noncontrolling Interests Total	Total
Balance January 1, 2007	**15,061,896**	**$ 151**	**$ 140,441**	**$ (2,143)**	**$ -**	**$ 138,449**
Issuance of common stock	2,274,891	22	34,095	-	-	34,117
Offering costs	-	-	(3,062)	-	-	(3,062)
Stock based compensation	20,000	-	717	-	-	717
Stock redeemed & retired	(632,238)	(6)	(7,821)	-	-	(7,827)
Dividends on common stock	-	-	-	(19,510)	-	(19,510)
Net loss	-	-	-	(21,837)	-	(21,837)
Balance at December 31, 2007	**16,724,549**	**167**	**164,370**	**(43,490)**	**-**	**121,047**
Issuance of common stock	83,318	1	1,249	-	-	1,250
Offering costs	-	-	(81)	-	-	(81)
Stock based compensation	28,000	-	185	-	-	185
Dividends on common stock	-	-	-	(5,037)	-	(5,037)
Net loss	-	-	-	(37,477)	-	(37,477)
Balance at December 31, 2008	**16,835,867**	**168**	**165,723**	**(86,004)**	**-**	**79,887**
Noncontrolling interest acquisitions	-	-	-	-	5,854	5,854
Stock based compensation	16,000	1	53	-	-	54
Shares subject to redemption	-	-	(2,132)	-	-	(2,132)
Shares redeemed	(1,913)	-	(19)	-	-	(19)
Net loss	-	-	-	(53,016)	(2,542)	(55,558)
Balance at December 31, 2009	**16,849,954**	**$ 169**	**$ 163,625**	**$ (139,020)**	**$ 3,312**	**$ 28,086**

The accompanying notes are an integral part of these consolidated financial statements.

DESERT CAPITAL REIT, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2009	2008	2007
OPERATING ACTIVITIES			
Net loss	$ (55,558)	$ (37,477)	$ (21,837)
Adjustments to reconcile net loss to net cash (used) in provided by operating activities:			
Gain on sales of real estate	(77)	(14)	-
Loss (gain) on sale of real estate mortgages	50	(47)	-
Depreciation and amortization	610	520	782
Stock based compensation	54	185	717
Loss from discontinued operations, net of tax	1,771	-	-
Gain on sale of subsidiary	-	-	(3,382)
Loss on disposal of assets	452	-	-
Provision for loan loss	11,123	23,616	34,411
Impairment of real estate	15,376	13,659	3,755
Impairment of building	1,557	-	-
Equity in loss of unconsolidated real estate investments	13,329	-	-
Provision for deferred taxes	-	(738)	632
Provision for loss contingency on guarantee	3,431	-	-
Mortgage loans originated for sale	-	(6,332)	(39,350)
Mortgage loan sales	-	7,212	44,641
Net change in:			
Interest receivable	429	933	197
Other assets	(848)	358	(1,656)
Deferred origination fees	-	-	(732)
Accrued and Other Liabilities	1,331	1,496	(442)
Net cash (used) provided by operating activities of continuing operations	(6,970)	3,371	17,736
Net cash used in operating activities of discontinued operations	(1,844)	-	-
Net cash (used) provided by operating activities	(8,814)	3,371	17,736
INVESTING ACTIVITIES			
Investment in real estate mortgages	-	(10,607)	(69,810)
Proceeds from repayments of real estate mortgages	-	10,125	44,499
Proceeds from sales of real estate mortgages	355	3,405	-
Proceeds received on equity investments in real estate	1,242	275	-
Proceeds from sale of real estate owned and investments in real estate	1,678	738	3,977
Proceeds from repayment of note receivable from related party	-	775	-
Investments in real estate and other	-	-	(1,000)
Acquisition of building and equipment	(462)	(65)	(304)
Net cash from sale of subsidiary	-	-	(255)
Net cash provided (used) by investing activities of continuing operations	2,813	4,646	(22,893)
Net cash used in investing activities of discontinued operations	(24)	-	-
Net cash provided (used) by investing activities	2,789	4,646	(22,893)
FINANCING ACTIVITIES			
Proceeds from notes payable	7,781	-	-
Repayments of notes payable	(2,039)	-	-
Net change in line of credit	-	(779)	(5,291)
Net change in restricted cash	1,278	(1,278)	-
Principal repayments of mortgage loan	(294)	(240)	(86)
Issuance of common stock	-	383	29,016
Dividends on common stock	-	(5,838)	(14,230)
Deferred financing costs	(479)	-	-
Offering costs paid	-	(77)	(3,092)
Redemption of common stock shares	(20)	-	-
Shares redeemed and retired	-	-	(3,432)
Net cash provided (used) by financing activities of continuing operations	6,227	(7,829)	2,885
Net cash provided by financing activities of discontinued operations	-	-	-
Net cash provided (used) by financing activities	6,227	(7,829)	2,885

Source: DESERT CAPITAL REIT, 10-K, March 23, 2010

Net increase (decrease) in cash and cash equivalents	202	188	(2,272)
Cash and cash equivalents at beginning of period	351	163	2,435
Cash and cash equivalents at end of period	$ 553	$ 351	$ 163

Supplemental disclosure of cash flow information:

Cash paid for interest	$ 2,523	$ 3,258	$ 3,988
Cash paid for taxes	76	-	667
Common stock issued for dividend reinvestment program	-	867	5,102
Common stock dividends declared but not paid	-	8	1,670
Foreclosed assets acquired in exchange for loans, net of impairments	46,960	25,372	34,951
Loans received from sale of foreclosed assets	-	-	11,018
Mortgage loan assumed	-	1,259	1,678
Real estate assets owned contributed to equity investments in real estate	11,398	6,662	-
Real estate assets owned contributed to investments in real estate	15,830	-	-
Equity investments sold in exchange for a receivable	15	220	-
Noncontrolling interests agreed upon consideration	5,811	-	-
Unpaid deferred costs	115	-	-
Transfer from line of credit to other notes payable	1,360	-	-
Charge off of foreclosure costs	195	-	-
Notes received in exchange for sale of subsidiary	-	-	15,500
Offering costs incurred but not paid	-	17	13

The accompanying notes are an integral part of these consolidated financial statements.

Desert Capital REIT, INC.
Notes to Consolidated Financial Statements
December 31, 2009

Note 1 - Organization

We are a Maryland corporation, formed in December 2003 as a real estate investment trust ("REIT"). When we first began conducting business, we specialized in the financing of real estate projects by providing short-term mortgage loans to homebuilders and commercial developers in markets where we believed we possessed requisite skills and market knowledge, which were primarily in the western United States. We historically invested in 12 to 18 month, first and second lien mortgage loans, consisting of acquisition and development, construction, and commercial property loans to both local and national developers and homebuilders. We derived our revenues primarily from interest payments received from mortgage investments funded with our equity capital and borrowed funds.

We generated a spread between the interest income on mortgage loans and the interest expense on any borrowings used to finance the loans. However, the increased level of non-performing loans combined with our lack of capital and liquidity has caused us to curtail our investing activities and focus our efforts on capital and asset preservation. We did not originally intend to own real estate; however, market conditions since 2007 have created a situation where, in many cases, foreclosure is the most attractive option available to us. As we continue to foreclose on mortgage loans, we have adjusted our portfolio strategy to include land ownership and investments in real estate ventures. We use two primary strategies for generating cash flows and resolving our non-performing loans and real estate owned which include sale of foreclosed properties and contribution of foreclosed properties to joint ventures.

During the first quarter, certain of our related parties made changes to their legal names in conjunction with a corporate branding initiative. Specifically, our Advisor, Sandstone, became CM Group, LLC ("CM Group") and Consolidated Mortgage, LLC became CM Capital Services, LLC ("CM Capital"). In addition, CM Securities, LLC ("CM Securities") acquired the business of CMC Financial Services, Inc. The ownership of these entities was not affected.

All of our loan origination and loan servicing activities were conducted through CM Capital, which was our wholly-owned subsidiary from October 2005 through November 2007 at which time it was sold to CM Group, a related party. To the extent we have funds available to invest in new loans, CM Capital will continue to originate and service loans for us. CM Capital is also the asset manager with respect to our direct and indirect real property interests.

We are externally managed by CM Group. CM Group's majority owner is Todd Parriott, our CEO, and certain other of our officers have ownership interests. See Note 13 – Commitments and Related Parties.

We qualified as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2004 and expect to continue to qualify for the current fiscal year. To maintain our tax status as a REIT, we plan to continue to distribute at least 90% of our taxable income to stockholders and comply with other requirements as applicable.

References herein to "we," "us," "our" or "Company" refer to Desert Capital REIT, Inc. and its subsidiaries unless the context specifically requires otherwise.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include our accounts and the accounts of our wholly-owned and majority owned subsidiaries and controlled entities which may include variable interest entities where we are the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Our interest in Desert Capital TRS Statutory Trust I, a trust formed for the purpose of issuing trust preferred securities, is accounted for using the equity method and the assets and liabilities are not consolidated into our financial statements due to our determination that Desert Capital TRS Statutory Trust I is a variable interest entity in which we are not the primary beneficiary. In addition we use the equity method to account for other investments in real estate development ventures for which we have 50% or less ownership and the ability to exercise significant influence over operating and financial policies, but do not control. Consolidated net income includes our proportionate share of the net income or net loss of these entities, which are typically limited liability companies (LLCs) formed for the purpose of developing properties upon which we have foreclosed.

Reclassifications
Certain reclassifications have been made in the presentation of the years ended December 31, 2008 and 2007 consolidated financial statements, specifically within the consolidated statements of operations within the caption "Property taxes." In addition, advertising has been reclassified from "Advertising" to "Other" within the consolidated statement of operations for the year ended December 31, 2007. These reclassifications were made to reflect such items consistent with our 2009 presentation and had no impact on our cash flow from investing activities, net income, or balance sheets as previously reported.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates. Estimates related to property valuation are particularly sensitive because of the disruptions in the real estate and credit markets.

Revenue Recognition

Interest income on our mortgage investments is recognized over the contractual term of the investment and recorded on the accrual basis under the effective interest method. Income recognition is suspended for mortgage investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of interest and principal becomes doubtful. Interest accrued but not collected is reversed at the time a loan is classified as non-performing. Income recognition would be resumed when the mortgage investment becomes contractually current and performance is demonstrated to be resumed.

Prior to our sale of CM Capital in November 2007, we recognized revenues related to the loan origination and loan servicing activities of CM Capital. Loan origination fees and certain direct origination costs associated with mortgage investments that were funded by us, were deferred and recognized as an adjustment to yield over the lives of the related loans using the straight-line method. Loan brokerage fees generated by CM Capital were nonrefundable fees for brokering loans to third party investors. Loan brokerage fees were recognized once the loans associated with the fees were funded and recorded by the third party investors. CM Capital also charged fees, which were recorded as non-interest income, to service loans brokered to third party investors, as well as other miscellaneous fees during the loan term. These service and other loan fees were recognized throughout the life of the loan as they were earned.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents. The consolidated account balances at each institution periodically exceeds federally insured limits.

Restricted Cash

Restricted cash included accounts held by trust agents, escrow companies, lenders and banks. We currently have one restricted cash balance which has a zero balance at December 31, 2009. We established a restricted cash reserve account and paid our junior subordinated interest payments from this account, as part of the modification entered into on our junior subordinated debt. Changes in the restricted cash are reflected as financing activities in the statement of cash flows.

Offering Costs

Costs attributable to securities offerings are charged against the proceeds of the offerings as a reduction to equity capital. These costs include legal and accounting fees to prepare the securities filings as well as the fees incurred in selling the securities, such as broker commissions.

Advertising

We expense advertising and related costs as incurred.

Building and Equipment

Building, equipment, furniture and fixtures are stated at cost, net of any accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the individual assets, which range from three to thirty years with the exception of leasehold improvements, which are depreciated over the shorter of the estimated useful life of the assets or the duration of the lease.

Mortgage Investments

Mortgage investments are intended to be held to maturity and, accordingly are carried at cost, net of any unamortized deferred fees and costs, and any allowance for loan losses and charge-offs. We generally do not expect prepayments due to the nature of the mortgage loans.

Real Estate Owned

Real estate owned consists of property acquired through foreclosures on mortgage loans. Our interests in real estate owned may be held directly by us, or through an LLC. In the case where we are one of several investors in a larger loan, such loans are foreclosed upon using an LLC to facilitate foreclosing our lender interest along with private investors who hold the remaining loan balance and have similar economic interests. We record real estate held directly or through an LLC at the lower of the recorded amount of our related mortgage loan being foreclosed (net of any impairment charge), or our economic interest in the property's estimated fair value, less estimated costs to sell, with fair value based on appraisals and local market conditions. Costs relating to the development or improvement of the assets are capitalized, where appropriate, and costs relating to holding the assets are charged to expense.

On a periodic basis, management assesses whether there are any indicators that the fair value of our investments in real estate owned may be impaired. An investment is considered impaired if the fair value of the investment, as estimated by management, is less than the carrying value of the investment. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over the fair value of the investment.

Investments in Real Estate

Certain real estate assets acquired through foreclosure are being held for investment or have been contributed to operating real estate investment ventures with investors/developers who provide additional financing, development expertise and operational management expertise. We evaluate our investments in real estate on a regular basis to determine if any events have occurred that impact the accounting for investments or are indicators of impairment as follows:

Upon contribution to a venture or establishment of an LLC at foreclosure, we evaluate our investments in partially owned entities to determine whether an entity is a variable interest entity (VIE), and if so, whether we are the primary beneficiary of the VIE. We evaluate (1) the sufficiency of the fair value of the entities' equity investments at risk to absorb losses, (2) that as a group the holders of the equity investments at risk have (a) the direct or indirect ability through voting rights to make decisions about the entities' significant activities, (b) the obligation to absorb the expected losses of the entity and their obligations are not protected directly or indirectly, (c) the right to receive the expected residual return of the entity and their rights are not capped, and (3) substantially all of the entities' activities do not involve or are not conducted on behalf of an investor that has disproportionately fewer voting rights in terms of its obligation to absorb the expected losses or its right to receive expected residual returns of the entity, or both.

We periodically assess whether events have occurred that would require us to reevaluate consolidation criteria including changes in the operating agreements, debt structure guarantees, or commitments or changes in the ownership percentages in the LLCs in which we are a member.

We account for our investments in unconsolidated real estate ventures under the equity method of accounting when we have concluded that either the entity is not a VIE or that we are not the primary beneficiary of the VIE and we exercise significant influence, but do not control these entities under the provisions of the entities' governing agreements. These investments are recorded initially at cost or impaired value, as investments in real estate entities, and subsequently adjusted for equity in earnings and cash contributions and distributions.

If we determine that the entity is not a VIE, we own less than 20%, and we do not exercise significant influence, we account for these investments under the cost method of accounting.

Entities that issue junior subordinated notes are considered VIEs. However, it is not appropriate to consolidate these entities as equity interests are variable interests only to the extent that the investment is considered to be at risk. Since our investments were funded by the entities that issued the junior subordinated notes, they are not considered to be at risk.

Management periodically assesses the recoverability of our equity method and cost method investments. Our investments are non-publicly traded investments. As such, if an identified event or change in circumstances requires an impairment evaluation, management assesses fair value based on valuation methodologies, including discounted cash flows, estimates of sales proceeds and external appraisals, as appropriate. We consider the assumptions that we believe hypothetical marketplace participants would use in evaluating estimated future cash flows when employing the discounted cash flows and estimates of sales proceeds valuation methodologies. If an investment is considered to be impaired and the decline in value is other than temporary, we record a charge to earnings.

Noncontrolling Interests

Noncontrolling (i.e., minority) ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income is clearly identified, labeled, and presented in the consolidated financial statements within equity, but separate from the parent's equity. Net income attributable to noncontrolling interests is excluded from the determination of consolidated net income. Prior to the year ended December 31, 2009, we did not have any noncontrolling interests.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable losses inherent in our portfolio of loans. The allowance for loan losses is reflected in our financial statements based upon individual review of the loans and the specific borrowers credit quality based upon an evaluation of known and inherent risks affecting our portfolio of mortgage investments including, but not limited to, economic conditions, delinquency status, value of collateral underlying the loan, credit losses to date on underlying mortgages and any remaining credit protection. Management monitors the delinquencies and defaults on mortgage investments and, if an impairment of the related loan is noted, the carrying value of the related loan will be reduced to fair value through the estimate of the allowance for loan losses. We consider mortgages to be delinquent when principal or interest is contractually past due or the loan is past its maturity date. Individual valuations of non-performing loans are performed and specific allowances for losses may be established for non-performing and potentially impaired loans based on a comparison of the recorded carrying value of the loan to either the present value of the loan's expected cash flow, the loan's estimated market price or the estimated fair value of the underlying collateral. The allowance is increased by charges to operations and decreased by charge-offs (net of recoveries). Loan loss estimates are reviewed periodically and adjustments are reported in earnings when they become known. Because any decision regarding the allowance for loan losses reflects a judgment about the probability of future events, there is an inherent risk that such judgments will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that we experience losses greater than the amount of our allowances, we may incur a charge to our earnings that will adversely affect our operating results and the amount of any distributions payable to our stockholders.

In cases where loans are restructured with the same borrower, the restructuring is considered a troubled debt restructuring and is evaluated accordingly for impairment based upon the expected present value of the cash flows of the loan as restructured compared to the present value of cash flows as required under the original terms of the loan.

Asset held for sale

We classify the assets and liabilities of a business as held for sale when management approves and commits to a formal plan of sale, an active marketing plan to sell the asset has been initiated and it is probable that the sale will be completed within one year. Assets and liabilities identified as held for sale are classified separately on our balance sheet and the related results of operations are reported as discontinued operations on our statement of operations. Additionally, a determination to classify an asset as held for sale affects depreciation expense as long-lived assets are not depreciated while classified as held for sale.

Assets and liabilities classified as held for sale are carried at the lower of their carrying amount or fair value net of estimated selling costs. Losses are recognized immediately where the carrying value exceeds fair value and gains are recognized at the time of sale. Future costs associated with a disposal activity are recognized in the period in which the cost is incurred.

If circumstances arise and the decision is not to sell the long-lived asset previously classified as held for sale, the asset shall be reclassified as held and used and recorded at the lower of its carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used or its fair value at the date the decision was made not to sell. In addition, the operations of the component previously reported in discontinued operations shall be reclassified and included in continuing operations for all periods presented.

Deferred Costs

We recorded deferred costs incurred in placing junior subordinated notes payable and other debt instruments which are amortized over the life of the related debt using the effective interest method.

Income Taxes

We elected to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code, beginning with our taxable year ended December 31, 2004. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to stockholders. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders. If we failed to qualify as a REIT in any taxable year, we would then be subject to federal income taxes on our taxable income at regular corporate rates and we would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification was lost unless the Internal Revenue Service granted us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distributions to stockholders. However, we intend to operate in the foreseeable future in such a manner so that we will qualify as a REIT for federal income tax purposes.

We maintain domestic taxable REIT subsidiaries, which may be subject to U.S. federal, state and local income taxes. Current and deferred taxes are provided for the portion of earnings (losses) recognized by us with respect to our interest in domestic taxable REIT subsidiaries. Deferred income tax assets and liabilities are computed based on temporary differences between the GAAP consolidated financial statements and the federal and state income tax basis of assets and liabilities as of the consolidated balance sheet date. We evaluate the realizability of our deferred tax assets and recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of our deferred tax assets will not be realized. When evaluating the realizability of our deferred tax assets, we consider estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available, and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires management to forecast our business and general economic environment in future periods. Changes in our estimate of deferred tax asset realizability, if any, are included in income tax expense on the consolidated statements of income.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Stock Compensation

We account for stock based compensation issued to members of our board of directors at fair value. The fair value of the restricted stock is determined on the grant date, and this amount is expensed over the vesting period on the straight-line basis. All restricted stock was fully vested as of December 31, 2009.

Advisor Compensation

The Advisory Agreement provides for the payment of first-tier management compensation to our Advisor based upon a formula (generally a percentage of gross assets invested) as well as second-tier management compensation if our financial performance exceeds certain benchmarks. See Note 13 - Commitments and Related Parties for the specific terms of the computation and payment of the second-tier management compensation. The first-tier management compensation and the second-tier management compensation are accrued and expensed during the period for which they are earned by the Advisor.

Recoverability of Equity Method and Cost Method Investments

Management periodically assesses the recoverability of our equity method and cost method investments. Our investments are non-publicly traded investments. As such, if an identified event or change in circumstances requires an impairment evaluation, management assesses fair value based on valuation methodologies, including discounted cash flows, estimates of sales proceeds and external appraisals, as appropriate. We consider the assumptions that we believe hypothetical marketplace participants would use in evaluating estimated future cash flows when employing the discounted cash flows and estimates of sales proceeds valuation methodologies. If an investment is considered to be impaired and the decline in value is other than temporary, we record an impairment charge.

Loss Per Share

The Company presents both basic and diluted loss per common share in its consolidated financial statements and footnotes thereto. Basic loss per common share excludes dilution and is computed by dividing net income or loss allocable to common stockholders by the weighted-average number of common shares, including vested restricted common shares, outstanding for the period. Diluted earnings per share reflects the potential dilution of unvested restricted common stock, grants and options, if any, unless they are anti-dilutive. See Note 10 – Loss per Shares for loss per common share computations.

Fair Value

We measure or monitor many of our assets and liabilities on a fair value basis. Fair value would be used on a recurring basis for assets and liabilities in which fair value is the primary basis of accounting, however we do not have any assets for which fair value is used on a recurring basis. Additionally, fair value is used on a non-recurring basis to evaluate assets for impairment and for disclosure purposes. Examples of these non-recurring uses of fair value include our mortgage loan portfolio, real estate owned and investments in real estate ventures, our debts, certain loans held for sale accounted for on a lower of cost or market basis, and long-lived assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, we use various valuation techniques and assumptions when estimating fair value.

We applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments or futures contracts.
Level 2 – Assets and liabilities valued based on observable market data for similar instruments.
Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Recent Accounting Developments

ASC topic 105 incorporates the July 2009, FASB issuance of SFAS No. 168, *Codification and the Hierarchy of Generally Accepted Accounting Principles,* which establishes the FASB Accounting Standards Codification (the "Codification" or "ASC") and supersedes all existing accounting standards as the single source of authoritative non-governmental U.S. GAAP. All other accounting literature not included in the Codification is considered non-authoritative, except for additional authoritative rules and interpretive releases of the SEC and applicable only to SEC registrants. The Codification is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. This statement was applied in the third quarter 2009. All accounting references have been updated, and therefore SFAS references have been replaced with ASC references.

In December 2007, the FASB issued Codification No. 810, Non-controlling Interests in Consolidated Financial Statements ("ASC 810"), which requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. We adopted ASC 810 on June 28, 2009, and the adoption did not have a material impact on our financial position and results of operations.

In November 2008, the FASB issued Codification No. 323, Equity Method Investment Accounting Considerations ("ASC 323"). ASC 323 clarifies accounting for certain transactions and impairment considerations involving the equity method, including initial measurement, decrease in investment value and change in level of ownership or degree of influence. ASC 323 is effective on a prospective basis for fiscal years beginning on or after December 15, 2008. We adopted ASC 323 on June 28, 2009, and the adoption did not have an impact on our financial statements.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-04, *Accounting for Redeemable Equity Instruments.* The adoption of ASU 2009-04 will not have a material impact on our condensed consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value*. This update provides clarification for the fair value measurement of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available. ASU also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The adoption of this standard did not have a material effect on our financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. This update requires additional new disclosures about transfers in and out of Levels 1 and 2 and separate disclosures about activity relating to Level 3 measurements. It also clarifies the level of disaggregation to require disclosures by "class" rather than by "major category of assets and liabilities" and clarifies that a description of inputs and valuation techniques used to measure fair value is required for both recurring and nonrecurring fair value measurements classified as Level 2 or 3. Depending upon the provision, this update is effective for interim and annual periods beginning after December 15, 2009 or for interim and annual periods beginning after December 15, 2010. We do not expect the adoption of this standard to have a material effect on our financial position or results of operations.

In September 2009, the FASB issued ASU No. 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)*. This ASU provides amendments for the fair value measurement of investments to create a practical expedient to measure the fair value of an investment in certain entities on the basis of the net asset value per share of the investment (or its equivalent) determined as of the reporting entity's measurement date. Therefore, certain attributes of the investment (such as restrictions on redemption) and transaction prices from principal-to-principal or brokered transactions will not be considered in measuring the fair value of the investment if the practical expedient is used. The amendment in this ASU also requires disclosures by major category of investment about the attributes of those investments, such as the nature of any restrictions on the investor's ability to redeem its investments at measurement date, any unfunded commitments, and the investment strategies of the investees. This ASU did not have an impact on our financial position or results of operations.

In December 2009, the FASB issued ASU 2009-17, *Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.* This update clarifies and improves financial reporting by entities involved with variable interest entities. This update is effective as of the beginning of the annual period beginning after November 15, 2009. The adoption of this standard is not anticipated to have a material effect on our financial position or results of operations.

In January 2010, the FASB issued ASU No. 2010-01, *Equity (Topic 505)*, to provide clarification for the accounting for distributions to shareholders with components of stock and cash. The adoption of this standard is not anticipated to have a material effect on our financial position or results of operations.

In January 2010, the FASB issued ASU No. 2010-02, *Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification,* which clarifies the decrease in ownership provisions of ASC Topic 810-10, *Consolidation-Overall,* and guidance applicability. In addition, this update expands the required disclosures upon deconsolidation of a subsidiary. The adoption of this standard is not anticipated to have a material effect on our financial position or results of operations.

Note 3 - Mortgage Investments

Mortgage investments represent first and second lien positions on acquisition and development, construction and commercial property loans. As of December 31, 2009 all of our loans had fixed interest rates and provided for payment of interest only with a "balloon" payment of principal payable in full at the end of the loan term.

The following table represents our mortgage investments (dollars in thousands):

	December 31, 2009					
Loan Type	Number of Loans	Balance	Allowance for Loan Losses	Net Balance	Weighted Average Interest Rate (1)	Portfolio Percentage
Acquisition and development loans	6	$ 17,326	$ 6,669	$ 10,657	12.5%	100.0%
Commercial property loans	1	7	-	7	0.0%	0.0%
Total mortgage investments	7	$ 17,333	$ 6,669	$ 10,664	12.5%	100.0%

	December 31, 2008					
Loan Type	Number of Loans	Balance	Allowance for Loan Losses	Net Balance	Weighted Average Interest Rate (1)	Portfolio Percentage
Acquisition and development loans	28	$ 72,507	$ 17,885	$ 54,622	12.3%	80.3%
Construction loans	7	3,428	636	2,792	9.7%	3.8%
Commercial property loans	2	14,408	2,284	12,124	14.0%	15.9%
Total mortgage investments	37	$ 90,343	$ 20,805	$ 69,538	12.5%	100.0%

(1) Represents the stated rate of the loan.

The following table represents the amount of first and second priority liens (dollars in thousands):

	December 31, 2009		December 31, 2008	
Loan Type	Balance	Portfolio Percentage	Balance	Portfolio Percentage
First priority liens	$ 12,893	74.4%	$ 81,911	90.7%
Second priority liens	4,440	25.6%	8,432	9.3%
Total mortgage investments	$ 17,333	100.0%	$ 90,343	100.0%

The following table presents our mortgage investments by geographic location (dollars in thousands):

	December 31, 2009		December 31, 2008	
Location	Balance	Portfolio Percentage	Balance	Portfolio Percentage
Nevada	$ 3,797	21.9%	$ 51,532	57.1%
California	-	0.0%	13,274	14.7%
Texas	-	0.0%	10,425	11.5%
Arizona	6,140	35.4%	7,711	8.5%
Missouri	7,396	42.7%	7,401	8.2%
Total	$ 17,333	100.0%	$ 90,343	100.0%

The following table presents details on performing, non-performing and impaired loans and related allowance for loan losses as of December 31, 2009 and December 31, 2008 (dollars in thousands):

	December 31, 2009		December 31, 2008	
	Number of Loans	Balance	Number of Loans	Balance
Non-performing loans with a specific valuation allowance	4	$ 11,186	24	$ 65,903
Non-performing loans without a specific valuation allowance	1	7	5	17,822
Related allowance for loan losses on non-performing	-	(5,554)	-	(20,805)
Total non-performing loans	5	$ 5,639	29	$ 62,920
Performing loans - no related allowance	-	$ -	8	$ 6,618
Performing loans - related allowance	2	6,140	-	-
Related allowance for loan losses on performing loans	-	(1,115)	-	-
Total performing loans	2	$ 5,025	8	$ 6,618
Total	7	$ 10,664	37	$ 69,538

Interest income recognized on impaired loans for the years ended December 31, 2009 and 2008 was $208,000 and $5.2 million, respectively.

During 2009, we foreclosed on properties with a fair value of $47.0 million which was comprised of loans with an aggregate original balance of $70.2 million. We transferred $17.6 million to real estate owned, $19.4 million to investments in real estate and $10.0 million was originally classified as to assets held for sale in conjunction with our foreclosure of an operating entity in April 2009.

During 2009 we sold property collateralizing three of our mortgage investments in loans with a carrying value of $405,000 for cash proceeds of $355,000, resulting in a $50,000 loss on sale. During 2008, we sold our portion of seven mortgage loans with a carrying balance of $3.4 million for cash proceeds of $3.4 million.

In April 2009, we foreclosed on a nonperforming loan collateralized by an operating business with an aggregate original loan balance of $14.4 million. On the date of foreclosure, we valued the real estate property and related business at $10.0 million, resulting in a charge to our allowance for loan losses of $4.4 million; see also Note 18 – Acquisition. At the acquisition date, we had classified the real estate property and related business as an asset held for sale as our plan and intention at that time was to sell the property. The related results of operations were reported as discontinued operations on our consolidated statement of operations for the period April through November 2009; see also Note 19 – Discontinued Operations. In November 2009, after efforts to sell the property were unsuccessful, we entered into an agreement with a third party to lease the facilities, at which time we ceased our operations of the business. Under the lease agreement, the lessee assumed the operations of the business, including the responsibility to fund all operating costs of the business. We have maintained ownership of the real property and it is classified as building and land on our consolidated balance sheet. We no longer classify the property as "held for sale" as a result of entering into a lease agreement with a tenant for the property. See also Note 4 – Real Estate Owned, Note 5 – Investments in Real Estate, and Note 18 - Acquisition.

Loan terms modified due to the financial difficulties of a borrower is reported as a troubled debt restructure (TDR). During 2009, two of our loans were modified resulting in TDRs and impairment charges of $1.1 million. At December 31, 2009, we had TDRs of $6.1 million and have provided an allowance for loan losses of $1.1 million to reflect this impairment.

The following is a roll forward of the allowance for loan losses for the years ended December 31, 2009 and 2008 (dollars in thousands):

Balance January 1, 2008	$ 25,444
Provision for loan loss	21,491
Charge offs	(26,130)
Recoveries	-
Balance December 31, 2008	20,805
Provision for loan loss	11,463
Charge offs	(25,599)
Recoveries	-
Balance December 31, 2009	$ 6,669

Note 4 – Real Estate Owned

During 2009, properties with an aggregate original balance of $25.6 million were foreclosed and classified as real estate owned. These properties had a fair value of $17.6 million at the time of foreclosure. In addition, we disposed of approximately $35,000 of real estate owned for cash proceeds of $32,000, resulting in a $3,000 loss on the sale. During 2008, we disposed of $948,000 of real estate owned for cash proceeds of $962,000, resulting in a $14,000 gain on sale.

During 2009, we reclassified property valued at $27.2 million, excluding a transfer of an $828,000 noncontrolling interest, from real estate owned to investments in real estate when we determined that the LLCs in which we were a member became operating entities. During 2008 we contributed property valued at a total of $6.7 million to three joint ventures, in each of which we have between a 13% and a 50% non-controlling ownership interest. See also Note 5 – Investments in Real Estate.

The following is a summary of the changes in real estate owned during years ended December 31, 2009 and 2008 (dollars in thousands):

Balance January 1, 2008	$ 15,652
Foreclosures	25,596
Impairments	(13,659)
Sales of real estate owned	(948)
Real estate contributed as equity in joint ventures	(6,662)
Balance December 31, 2008	19,979
Foreclosures	17,558
Impairments	(2,095)
Sales of real estate owned	(35)
Adjustments to foreclosure costs	(187)
Real estate contributed to investments in real estate	(15,830)
Real estate contributed to equity method investments	(11,398)
Balance December 31, 2009	$ 7,992

The following is a summary of the carrying value of our real estate owned as of December 31, 2009 and 2008 (dollars in thousands):

Description	**Location**	**2009**	**2008**
Undeveloped land	NV, AZ, CA,TX	$ 4,580	$ 13,947
Single family residential lots	NV, AZ, TX	2,176	1,707
Office building	NV, TX	1,236	2,613
Other	NV	-	1,712
Total		$ 7,992	$ 19,979

Note 5 – Investments in Real Estate

Investments Accounted for under the Cost Method

As of December 31, 2009 and December 31, 2008 we had $3.0 million and $1.0 million, respectively, in real estate investments that we accounted for under the cost method. During 2009, we evaluated certain of our assets that we held in real estate owned and determined that the entities were not variable interest entities or that we were not the primary beneficiary of the variable interest entities and activities occurring within the LLCs in which we are a member constituted those of an operating entity. We reclassified $3.0 million of these assets, previously classified as real estate owned, into cost method investments after we determined that our ownership percentages in those properties was less than 20% and we do not exercise significant influence. Upon reclassification of these investments, accruals related to expenses within these LLCs were reclassified and offset as adjustments to the carrying value of these assets in the amount of $131,000. We have evaluated the carrying value of our cost method investments for impairment and have concluded that the decrease in value of our cost method investments is other than temporary resulting in impairments of $1.7 million.

Equity Method Investments

We held $3.2 million in other real estate investments that we accounted for under the equity method of accounting at December 31, 2009 and $0 at December 31, 2008. During 2009, we evaluated certain of our assets that we held in real estate owned and determined that activities occurring within the LLCs in which we are a member, constituted those of an operating entity. We reclassified $11.4 million of these assets, previously classified as real estate owned, into equity method investments in real estate after we determined that the entities were not variable interest entities or that we were not the primary beneficiary of the variable interest entities and our ownership percentages in those properties was greater than 20% but less than 50%. In addition, we foreclosed on properties with a carrying value at the time of foreclosure of $3.8 million and classified them as equity method investments. Upon reclassification of these investments from real estate owned and mortgage investments, accruals related to expenses within these LLCs were reclassified and offset as adjustments to the carrying value of these assets in the amount of $576,000. We recognized a loss on our equity in these real estate investments of $10.6 million during the year ended December 31, 2009, a direct result of impairments on the assets due to a decrease in the fair value of the underlying properties and our share of certain losses within the LLCs. We also sold property with a carrying value of $766,000 during the year ended December 31, 2009.

Equity Method Joint Ventures

During the year ended December 31, 2008, we entered into three joint venture agreements with a third-party homebuilder for the construction of single family homes in Las Vegas, Nevada and contributed property to the joint ventures, which we had previously acquired through foreclosure and classified as real estate owned. These ventures are accounted for under the equity method of accounting because we have between a 13% and a 50% non-controlling ownership interest. Our venture partner manages the operations of the joint ventures. All major decisions require the approval of both joint venture partners, and voting rights and the sharing of profits and losses are in proportion to the ownership percentages of each joint venture partner. We recorded our initial investment in the three ventures in an aggregate amount of $6.7 million, the carrying value of the lots which approximated fair value at the time of the formation of the joint venture. We have no responsibility to provide additional funding to the ventures. Additional funding for the construction of homes and sales of such will be provided by our venture partner or incurred by the joint venture. Our share of losses, if any, would be limited to the value of lots contributed. During 2009, ten homes were constructed and sold to homeowners. We received consideration of $490,000 from these sales, which includes $475,000 of cash. For the twelve months ended 2009, we recognized a loss of $2.7 million related to our joint ventures. contribution direct result of a decrease in the value of the lots contributed. The carrying value of the joint ventures, net of impairments, at December 31, 2009 and 2008 was $3.0 million and $6.2 million, respectively.

Fully Consolidated Investments in Real Estate

At December 31, 2009, we held $20.4 million in fully consolidated real estate investments. We did not hold any fully consolidated investments in real estate at December 31, 2008. During the twelve months ended December 31, 2009, we evaluated certain of our assets that we held in real estate owned and determined that activities occurring within the LLCs in which we are a member, constituted those of an operating entity; we reclassified $12.8 million of these assets to fully consolidated investments in real estate. In addition, during 2009 we foreclosed on $14.7 million of mortgage investments and classified them as fully consolidated real estate investments. During the twelve months ended December 31, 2009, we recognized impairments on fully consolidated real estate investments of $11.5 million. We also sold property with a carrying value of $1.5 million during the year ended December 31, 2009.

During 2009, we consolidated the equity and net operating income and expenses of eight entities in which we have less than 100% ownership. The noncontrolling interests were between 7.0% and 36% and had original values of $5.8 million. At December 31, 2009, these interests have a carrying value of $3.3 million.

The following provides a summary of the changes in investments in real estate during the year ended December 31, 2009 (dollars in thousands):

	Fully Consolidated Investments	Equity Method Joint Ventures	Other Equity Method Investments	Cost Method Investments	Total
Balance January 1, 2008	$ -	$ -	$ -	$ 1,000	$ 1,000
Contribution to joint ventures	-	6,167	-	-	6,167
Balance December 31, 2008	-	6,167	-	1,000	7,167
Assets reclassified from real estate owned	12,821	-	11,398	3,009	27,228
Assets reclassified from mortgage investments	14,673	-	3,779	965	19,417
Consolidation of noncontrolling interest	5,811	-	-	-	5,811
Sales of real estate investments	(1,500)	-	(766)	(68)	(2,334)
Sales of joint venture property	-	(490)	-	-	(490)
Impairments on real estate investments	(11,544)	-	-	(1,737)	(13,281)
Other adjustments to carrying value of investments	156	-	(576)	(131)	(551)
Equity in loss on real estate investments	-	(2,680)	(10,649)	-	(13,329)
Balance December 31, 2009	$ 20,417	$ 2,997	$ 3,186	$ 3,038	$ 29,638

The following is a summary of our investments in real estate at December 31, 2009 and December 31, 2008 (dollars in thousands):

Description	Location	December 31, 2009	December 31, 2008
Undeveloped land	NV, AZ	$ 22,132	$ -
Single family residential lots	NV, AZ	3,263	6,167
Office building	NV	1,074	-
Other	NV, OR, AZ	3,169	1,000
Total		$ 29,638	$ 7,167

At December 31, 2009, our investments in real estate were held in 54 limited liability companies, and our ownership percentage ranged from negligible to 100%.

Note 6 - Stock Based Compensation

The Board of Directors adopted the 2004 Stock Incentive Plan of Desert Capital REIT, Inc. (the "Plan"), and we have reserved 1,000,000 shares of common stock for issuance under the Plan. As of December 31, 2009 we had granted awards for 124,000 restricted shares in aggregate to our Board of Directors and certain executive officers under the Plan, including 16,000 shares granted in August 2009. The fair value was estimated to be $3.29 per share for the 2009 grants. Because there was no ongoing offering of our shares on the August grant date, we valued the restricted stock based on our estimate of fair value at the date of grant. As there was no active market for our stock on the date of grant, the estimate of fair value was based upon an estimate of our book value consistent with similar industry indices which were at that time trading at or near book value. The shares were granted in annual grants to our directors and vested immediately upon grant date.

Stock compensation expense for the years ended December 31, 2009, 2008, and 2007 was $54,000, $185,000, and $717,000, respectively.

Note 7 - Building and Equipment
Building and equipment are as follows (dollar in thousands):

	December 31, 2009	December 31, 2008
Building	$ 12,280	$ 6,944
Leasehold improvements	957	867
Equipment	100	100
Furniture and fixtures	429	411
	13,766	8,322
Less accumulated depreciation	(1,711)	(1,507)
Building and equipment, net	$ 12,055	$ 6,815

As discussed further in Note 18, we entered into an agreement with a third party to lease the facilities of a property we foreclosed on during 2009. The carrying value of the building is $5.3 million and is being depreciated over thirty years, our best estimate of the useful life of the building.

Note 8 – Leases
We own an office building in Henderson, Nevada, which serves as our corporate headquarters. The building is approximately 40,000 square feet, and as of December 31, 2009, the building was 88% occupied by related parties. The leases are month-to month at approximately $76,000 per month.

As further discussed in Note 18, in November 2009, we entered into an agreement with a third party to lease the gentleman's club that we foreclosed on in April 2009. The minimum future straight-lined rents due to us as of December 31, 2009 are as follows: $505,000 for the years ended December 31, 2010, 2011, 2012, respectively, and $462,000 for the year ended December 31, 2013.

Note 9 - Income taxes
We elected to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code, beginning with our taxable year ended December 31, 2004. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our ordinary taxable income to stockholders. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders. If we failed to qualify as a REIT in any taxable year, we would then be subject to federal income taxes on our taxable income at regular corporate rates and we would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification was lost unless the Internal Revenue Service granted us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distributions to stockholders. However, we intend to operate in the foreseeable future in such a manner so that we will qualify as a REIT for federal income tax purposes.

Our taxable REIT subsidiaries are subject to federal, state, and local taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are subject to management's judgment based upon available evidence that future realization is more likely than not. During the fourth quarter of 2009, we established a valuation allowance of $1.7 million against the net deferred tax assets. Based upon the projected sources of taxable income, including those known to be available in future periods, management concluded that it was more likely than not that such sources of income at our taxable REIT subsidiary would likely be insufficient to utilize net operating losses. Accordingly, a valuation allowance was necessary. For the year ended December 31, 2009 and 2008, we recorded an income tax benefit in the amount of $72,000 and $123,000, respectively. For the year ended December 31, 2007 we recorded $668,000 of income tax expense for income attributable to our taxable REIT subsidiaries. Our income tax expense (benefit) was calculated using an effective tax rate of 34% for 2009, 2008 and 2007 as follows (dollars in thousands):

	December 31,		
	2009	2008	2007
Current provision	$ (72)	$ 484	$ 36
Deferred provision (benefit)	-	(607)	632
Total income tax provision (benefit)	$ (72)	$ (123)	$ 668

The income tax provision differs from the amount of income tax determined by applying the United States federal income tax rate to pretax income for the years ended December 31, 2009, 2008 and 2007 due to the following:

	December 31, 2009	December 31, 2008
Depreciation and amortization	$ (306)	$ (243)
Provision on note receivable	(607)	(722)
Impairments on real estate assets	(529)	-
Gain on sale of subsidiary	873	873
Non deductible interest	(1,179)	(674)
Deferred tax asset	$ (1,748)	$ (766)
Less: Valuation allowance	1,748	766
Net deferred tax assets	$ -	$ -

The significant components of deferred tax assets and liabilities were as follows (dollars in thousands):

		December 31,	
	2009	2008	2007
Computed tax expense (benefit)	$ (1,827)	$ (1,273)	$ 701
Non deductible expenses	506	407	344
Valuation allowance adjustments	982	766	-
Other	267	(23)	(377)
Total income tax provision (benefit)	$ (72)	$ (123)	$ 668

We adopted the provisions of ASC 740 related to accounting for unrecognized tax benefits on January 1, 2007, as it applies to our wholly owned subsidiary, Desert Capital TRS, Inc, (TRS). At December 31, 2009 and 2008, the Company had approximately $55,000 of total gross unrecognized tax benefits. We have recognized interest and penalties accrued on these tax expenses as a component of our income tax benefit. The Company does not reasonably expect any material changes to the estimated amount of liability associated with its uncertain tax positions through December 31, 2010. We believe that appropriate support for the income tax positions taken and to be taken on tax returns and accruals for tax liabilities are adequate for all open years based upon an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter.

Note 10 – Loss per Share

Basic loss per share includes no dilution and is calculated by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share reflects the potential dilution of securities that could share in the earnings or losses of the entity. Due to the net loss in all periods presented, the calculation of diluted per share amounts would create an anti-dilutive result and therefore is not presented. As of December 31, 2009 and 2008, there were no unvested shares outstanding under our stock incentive plan.

The following table shows loss attributable to common stockholders (dollars and shares in thousands):

		December 31,	
	2009	2008	2007
Net loss available to common stockholders:			
Loss from continuing operations, net of loss attributable to noncontrolling interest	$ (51,245)	$ (37,477)	$ (21,837)
Loss from discontinued operations, net	(1,771)	-	-
Net loss available to common stockholders:	$ (53,016)	$ (37,477)	$ (21,837)
Weighted average number of common shares outstanding basic and diluted	16,841	16,813	16,233
Loss per share from continuing operations	$ (3.04)	$ (2.23)	$ (1.35)
Loss per share from discontinued operations	(0.11)	-	-
Basic and diluted loss per common share	$ (3.15)	$ (2.23)	$ (1.35)

Note 11 – Dividends and Redemption Requests

To maintain our status as a REIT, we are required to make dividend distributions, other than capital gain dividends, each year in an amount at least equal to 90% of our taxable income. All dividend distributions are made at the discretion of our Board of Directors and depend on our earnings, both tax and GAAP, financial condition, maintenance of REIT status and such other factors as the Board of Directors deems relevant.

The following table lists the dividend declaration dates and per share amounts:

Declaration Date	Distribution Date	2008
January 31	February 15	$ 0.100
February 29	March 14	0.025
March 31	April 15	0.025
April 30	May 15	0.025
May 31	June 13	0.025
June 30	July 15	0.025
July 31	August 15	0.025
August 30	September 15	0.025
September 30	October 15	0.025
October 31	November 15	-
November 30	December 14	-
December 31	January 15	-
Total		$ 0.300

In October 2008, we suspended our monthly dividend.

Upon the death of a stockholder, at the option of the stockholder's estate, the estate has a limited right of redemption with respect to the common stock. This right of redemption, for the redemption requests received by December 31, 2009, has been accounted for as a liability. At December 31, 2009, we had redemption requests of 186,000 shares of common stock totaling $2.1 million.

Note 12 – Debt

Bank Note

We had a $7.5 million secured bank note with a term of one year, which was originally a credit facility established for short-term funding needs and had an interest rate equal to the prime rate plus 75 basis points, with a floor of 7.0%. The interest rate throughout 2009 was 7.0%. The outstanding balance at December 31, 2008 was $1.4 million, and we have paid the entire principal balance of the note at December 31, 2009.

Other Notes Payable

At December 31, 2009, our balance of other notes payable included debt agreements totaling $4.2 million. We paid closing costs to CM Capital of $200,000 and set aside interest reserves with a total balance of $738,000 at December 31, 2009, which have been reflected as a reduction in the note balance, resulting in a net note balance of $3.3 million. Interest is accrued and paid on the principal amount of the notes, or $4.2 million. The interest rates on these notes range from 10% to 13%, and payments will be made monthly from the interest reserve account with a balloon payment of the principal balance due at maturity. The debt is collateralized by certain of our real estate investments with a carrying value of $17.0 million. The proceeds from the notes of $2.7 million, less closing costs, funding of the interest reserves and other fees, were disbursed to our affiliate, CM Capital and classified as prepaid default expenses on our balance sheet. At December 31, 2009 this balance of the prepaid expense was $1.7 million and will be used for the payment of ownership costs, such as property taxes and legal fees, and servicing and property management fees to our related party loan servicer and property manager, CM Capital.

During the second quarter of 2009, we entered into an uncollateralized note payable agreement with a third party. The principal balance on the note is $250,000 and bears an annual interest rate of 10%. The maturity date of this note is June 2012.

We entered into a $4.0 million note payable agreement for working capital purposes during 2009 secured by the land and building of a property foreclosed upon in 2009. This note bears interest at an annual rate of 11.25% and matures in September 2010. CM Capital was our loan originator and servicer on this note for which we paid origination and servicing fees of $202,000. In addition we funded interest reserves related to the note payable and the remaining balance was $373,000 at December 31, 2009. The net note balance at December 31, 2009 was $3.6 million. See also Note 18-Acquistition. Subsequent to December 31, 2009, we entered into an additional $1.0 million of debt upon the same terms. See also Note 21 – Subsequent Events.

The following table presents a summary of our other notes payable (dollars in thousands):

Interest Rate	Maturity Date	Original Note Balance	Interest Reserves	Carrying Balance
11.25%	September 2010	$ 4,000	$ (373)	$ 3,627
11.00%	December 2010	369	(42)	327
10.00%	February 2011	1,247	(161)	1,086
11.00%	August 2011	226	(43)	183
11.00%	November 2011	983	(207)	776
11.00-13.00%	December 2011	1,169	(286)	883
10.00%	June 2012	250	-	250
		$ 8,244	$ (1,112)	$ 7,132

Mortgage Loans Payable

We have a mortgage loan from a bank, with an outstanding principal balance of $6.1 million and $6.3 million as of December 31, 2009 and December 31, 2008, respectively. This loan bears interest at a rate equal to the prime rate, with a floor of 6.75% and a ceiling of 7.75%. Principal and interest are payable monthly and the note matures in 2026, with no prepayment penalty. The interest rate on December 31, 2009 and December 31, 2008 was 6.75%. The mortgage is secured by our office building in Henderson, Nevada. We were in compliance with all financial covenants related to this loan as of December 31, 2009.

We assumed a first lien mortgage payable to a bank upon foreclosure of a 10,330 square foot office building in Houston, Texas in November 2007. The loan had an outstanding principal balance of $1.5 million as of December 31, 2009 and $1.6 million as of December 31, 2008. The note bears interest equal to the prime rate minus 50 basis points (2.75% at December 31, 2009), and matures in April 2011, with no prepayment penalty. Principal and interest are payable monthly.

Junior Subordinated Notes Payable

In June 2006, we issued $30.0 million in unsecured trust preferred securities through a Delaware statutory trust, Desert Capital TRS Statutory Trust I, which is our wholly-owned subsidiary. The securities bear interest at a floating rate based on the three-month LIBOR plus 400 basis points, which resets each calendar quarter, and was 4.25% and 7.47% on December 31, 2009 and December 31, 2008, respectively.

The trust preferred securities require quarterly interest distributions. The trust preferred securities mature in July 2036 and are redeemable, at our option, in whole or in part, with no prepayment premium any time after July 30, 2011.

Desert Capital TRS Statutory Trust I issued $928,000 aggregate liquidation amount of common securities, representing 100% of the voting common stock of the Statutory Trust to us. The Statutory Trust used the proceeds from the sale of the trust preferred securities and the common securities to purchase our junior subordinated notes. The terms of the junior subordinated notes match the terms of the trust preferred securities. The notes are subordinate and junior in right of payment to all present and future senior indebtedness and certain other of our financial obligations.

Our interest in Desert Capital TRS Statutory Trust I is accounted for using the equity method and the assets and liabilities of Desert Capital TRS Statutory Trust I are not consolidated into our financial statements. Interest on the junior subordinated notes is included in interest expense in our consolidated income statements and the junior subordinated notes are presented as a liability in our consolidated balance sheet.

Our junior subordinated notes contain customary default provisions and require us to maintain certain financial ratios at quarterly determination dates, including a minimum tangible net worth requirement. Our ability to incur additional debt is also limited. In June 2008 we entered into an agreement with the holders of the trust preferred securities to modify the tangible net worth covenant contained in our indenture through December 31, 2008. In exchange for the modification we agreed to establish a cash reserve account into which we would make monthly deposits of 25% of our net income until such time as the balance of the reserve account was at least equal to $2.1 million. In addition, in the event that the aggregate amount of the dividends that we paid during any month exceeded the amount that we deposited into the reserve account during such month, we would deposit into the reserve account 25% of each principal payment we received in respect of any of our mortgage loans until the amount of the short-fall had been deposited into the reserve account. We were required to replace the reserve account with a letter of credit in the face amount of $2.1 million as security for the trust preferred securities prior to December 31, 2008; however, we were unable to do so. During 2009, the reserve account was used to fund interest payments on the securities, and at December 31, 2009, the balance had been depleted. At December 31, 2009, interest payable on the securities was $574,000.

At December 31, 2008 and during 2009, we were not in compliance with all covenants as modified. On April 3, 2009, we received a written notice of the tangible net worth default from the holders of the preferred securities, which was not cured. On July 27, 2009, we received a written Notice of Event of Default and Acceleration from the holders of the preferred securities that because our tangible net worth was less than $100 million, a default had occurred under the our junior subordinated indenture which had continued for more than 30 days and had caused an event of default to occur under the junior subordinated indenture. The notice further stated that as a result of the occurrence of such event of default, the principal amount of our obligations under the junior subordinated indenture, together with any and all other amounts payable thereunder had been accelerated and declared to be immediately due and payable by the holders of the preferred securities. The notice further stated that the holders of the preferred securities, may at their option, pursue all available rights and remedies. Prior to the acceleration of the obligations, no default in the payment of principal or interest had occurred under the junior subordinated indenture. On July 27, 2009, we also received a copy of a written notice to the trustee under our junior subordinated notes from the holders of the preferred securities directing the trustee to withdraw the amount on deposit in the reserve account and apply such amount to the payment of amounts due and owing to the holders of the preferred securities.

Subsequent to December 31, 2009, we have entered into a standstill agreement with the holders of the trust preferred securities pursuant to which such holders have agreed not to exercise any rights or remedies against us to enforce or collect the debt in exchange for (i) payment of the interest payment due October 31, 2009 in the amount of $344,000 within one business day following our receipt of the executed standstill agreement which we paid on March 9, 2010, (ii) payment of the interest payment due January 31, 2010 in the amount of $328,000 on or before March 31, 2010 and (iii) continued payment of the quarterly interest payments due under the junior subordinated notes in accordance with the terms of the junior subordinated indenture.

Below is schedule of our contractual maturities under our debt obligations at December 31, 2009 (dollars in thousands):

Years Ending December 31,	
2010 (includes junior subordinated notes in default)	$ 35,204
2011	4,499
2012	476
2013	242
2014	259
Thereafter	4,979
Total	$ 45,659

Note 13 - Commitments and Related Parties

CM Group is our Advisor and oversees our day-to-day operations including asset, liability and capital management. In lieu of paying salaries to officers, we compensate our Advisor pursuant to an advisory agreement that entitles it to first-tier management compensation, second-tier management compensation, and reimbursement of expenses. The officers and majority owners of our Advisor are also our executive officers. The annual first-tier management compensation is 1% of the first $200 million of gross average invested assets plus 0.8% of the gross average invested assets in excess of $200 million, to be paid quarterly. The first-tier management compensation for the year ended December 31, 2009, 2008, and 2007 was $1.5 million, $2.0 million, and $1.6 million, respectively, and $239,000 and $1.0 million was included in management and servicing fees payable to related party at December 31, 2009 and 2008, respectively.

The second-tier management compensation is a tiered percentage of the amount of our taxable income excluding provision for loan loss and capital losses, before deducting second-tier compensation less a threshold return, which is the net income that would produce an annualized return on our average invested assets equal to the 10-year U.S. Treasury rate plus 1.0%. The tiered percentage is calculated on the weighted average of 20% of the first $200 million of average invested assets and 10% of the excess over $200 million of average invested assets. The second-tier management compensation is calculated quarterly and any positive quarterly amount is paid by us, along with the first-tier management compensation, within 15 days of receipt of the computations. Second-tier management compensation for the years ended December 31, 2009 and 2008 was zero and $463,000 for the year ended December 31, 2007.

CM Capital previously had a management agreement in place with ARJ Management ("ARJ"), a company of which our president and chief executive officer, Todd Parriott, was president, director and controlling shareholder, pursuant to which ARJ was paid a management fee equal to 33% of CM Capital's pre-tax net income. The fee was calculated and paid monthly. Based on the calculation of the management fee for 2007, until we sold CM Capital in November 2007, we recognized an expense of $1.8 million. The management agreement with ARJ was mutually terminated by the parties thereto as of November 21, 2007 in connection with the sale of CM Capital.

During 2008, the composition of our investment portfolio changed dramatically from a performing loan portfolio to a defaulted loan and foreclosed property portfolio. Our Advisor, CM Group, receives a management fee for general management of the day-to-day operations of the REIT. With the changing composition of our assets, the functions being performed by our Advisor, and to a larger degree, CM Capital, our loan originator and servicer, increased and changed significantly. CM Capital's function as loan servicer has historically been to collect interest payments from the borrowers and to distribute interest payments to the investors. As compensation for this service, the borrower would pay CM Capital a servicing fee. As the borrowers began defaulting on their loans, CM Capital was no longer able to collect the servicing fees on defaulted loans. At the same time, CM Capital began to perform more complex functions related to the defaulted loans and ultimately the foreclosed property, such as soliciting investor votes on the handling of defaulted loans, handling foreclosure proceedings, processing and paying carrying costs, negotiating with borrowers and builders, structuring joint venture agreements, selling property and designing and executing other workout strategies on behalf of the investors. In December 2008, CM Capital determined that it could no longer advance the carrying costs and workout and resolution costs related to the properties on which it had foreclosed on behalf of the investors, and sent a letter to the investors (owners) of the foreclosed properties giving the investors the option to assume the responsibility for their own asset management functions, or pay CM Capital to provide such services. DCR received such a letter, and in March 2009, agreed to have CM Capital provide asset management services on our behalf. In exchange for such services, we agreed to pay CM Capital servicing fees based on the following: a real estate owned processing fee upon the date of foreclosure in an amount not to exceed 5% of the outstanding loan balance on the date of default, of which 1% is due and payable upon the transfer of title and the remainder is due upon the sale or other disposition of the property plus a yearly servicing fee of either 1% of the original loan balance if the workout strategy is considered simple or 2% of the original loan balance if the workout strategy is considered complex, calculated from the date of foreclosure. For the year ended December 31, 2009, these fees totaled $1.7 million, and were included in management and servicing fees in the consolidated statement of operations. At December 31, 2009, $494,000 was payable and included in management and servicing fees payable on the consolidated balance sheet. There were no management fees for the years ended December 31, 2008 and 2007.

To facilitate payment of certain carrying costs and servicing and property management fees, during 2009, we incurred debt totaling $4.2 million, less closing costs, funding of the interest reserves and other fees and payments. Each loan constituting a portion of the debt is secured by liens on the property whose costs and expenses are being financed by such loan. The outstanding balance on this debt was $4.2 million net of interest reserves of $700,000 at December 31, 2009. CM Capital served as our debt placement agent and servicer, for which we paid placement fees of $224,000 to CM Capital. In addition, we funded interest reserves related to the notes payable of $844,000, of which $551,000 of unexpended proceeds are being held in a trust account by Preferred Trust Company, an entity owned by certain of our officers. The proceeds, less closing costs, funding of the interest reserves and other fees were prepaid to our servicer, CM Capital, to be used for the payment of costs associated with being a land owner and servicing and property management fees payable to CM Capital. The balance of the prepaid account at December 31, 2009 was $1.7 million.

We entered into a $4.0 million note payable agreement for working capital purposes during 2009 secured by the land and building of 3MO, LLC, a property foreclosed in 2009. See also Note 12 – Debt. This note bears interest at an annual rate of 11.25% and matures in September 2010. CM Capital was our loan originator and servicer on this note for which we paid origination and servicing fees of $202,000. In addition we funded interest reserves related to the note payable of $450,000, which are being held in a trust account by Preferred Trust Company, an entity owned by certain of our officers. Subsequent to December 31, 2009, we entered into an additional $1.0 million of debt upon the same terms. See also Note 21 – Subsequent Events.

The dealer-manager of our offering of common stock, CM Securities, directs and oversees the sale of our equity securities. CM Securities receives a marketing support fee and sales commissions based on the number of shares of common stock it sells. CM Securities contracts with third party broker-dealers to have a larger sales distribution of equity securities and compensates them out of the sales commissions and marketing support fees it receives from us. Because CM Securities is controlled by our Advisor, it is our affiliate. CM Group acquired ownership of CM Securities on November 21, 2007 and prior to November 21, 2007, CM Securities was owned by our CEO. Due to the general collapse of the real estate market beginning in late 2007, and the impact of declining real estate values on our mortgage investments, our Board of Directors suspended the sale of Desert Capital REIT shares as of February 22, 2008. As a result, CM Securities did not earn any sales commissions or marketing support fees during the year ended December 31, 2009. CM Securities earned gross sales commissions and marketing support fees of $36,000 and $2.8 million for the year ended December 31, 2008 and 2007, respectively.

CM Securities also had an agreement with CM Capital to provide investors for loans brokered and serviced by CM Capital for a fee equal to 25 basis points of every dollar raised. The fee was calculated and paid monthly. We sold CM Capital in November 2007 and are no longer a party to this agreement. The fee pursuant to this agreement for the year ended December 31, 2007 was $380,000.

In September 2005, a third-party borrower asked us to enter into a land banking transaction, meaning that we would purchase a tract of land, and simultaneously enter into an option contract with the borrower, pursuant to which the borrower would purchase smaller parcels of the initial tract from us over time at a specified price, until it had purchased the entire initial tract. Due to the rules with which we must comply to maintain our REIT status, actual title to that land had to be owned by a separate entity and could not be held by the Company. As an accommodation to us and the third-party borrower, our CEO, Todd Parriott formed a company, CM Land, LLC, for the specific purpose of holding title to that land. We funded $11.9 million of subordinated loans to CM Land, secured by the property. In May 2007, the borrower did not exercise its option under the land banking transaction to purchase the remaining portion of the property and CM Land defaulted on both the first lien mortgage loan and the subordinated mortgage loan, and in July 2007, a limited liability company ("Warm Jones, LLC") was formed to take title to the property through deed in lieu of foreclosure. This deed in lieu of foreclosure meant that our $11.9 million investment in the project was converted from an interest in a subordinated loan to a 37.6% equity interest in Warm Jones, LLC, the new owner of the property.

In September 2007, Warm Jones, LLC borrowed approximately $13.7 million to refinance the first lien mortgage loan on the project for 12 months. As a condition to funding the loan, the first lien lenders required that Desert Capital guarantee the entire $13.7 million loan. Generally, Desert Capital would not provide a guarantee; however, it believed that this particular guarantee was necessary to avoid the complete loss of its investment in the property. We received a fee for guaranteeing this loan and for the year ended 2009 and 2008 we earned $308,000 and $101,000 respectively, in guarantee fees. Because Warm Jones, LLC did not have funds available to service the first lien mortgage loan, it borrowed an additional $2.6 million, the proceeds of which were used to pay 12 months of interest on the first and second lien loans and the carrying costs associated with the ownership of the property. The first lien loan matured in October 2008. The first lien loan was subsequently modified, extending the due date to February 2010. The second lien loan matured in October 2009. Warm Jones, LLC was not able to repay or refinance the second lien and the second lien holders have begun foreclosure on the property which, once completed, will cause us to lose our 37.6% equity interest in the property. Subsequent to December 31, 2009, the first lien loan also matured and is now fully due and payable. Because we guaranteed the payment of the first lien loan, the lenders under the first lien mortgage may pursue Desert Capital for all amounts currently due and owing under the loan. We determined that our potential liability under the guarantee was approximately $3.4 million as of December 31, 2009, which is included in other liabilities in our consolidated balance sheet. The increase of potential liability was due to the default on the debt by Warm Jones, LLC, combines with a continued decrease in the value of the property. To potentially limit our liability on the guarantee, we have paid $176,000 of interest to the first lien lenders to keep the interest payments on the note current through February 2010. We are currently in negotiations with the first lien lenders in an effort to minimize our potential liability under the guarantee.

CM Equity, LLC ("CM Equity") was formed in June 2007 for the purpose of investing in, developing, co-developing, operating, owning and financing commercial and residential real estate projects. Some of the executive officers of CM Equity are the same as our executive officers, and our Advisor is also the manager of CM Equity. In November 2007, we sold a non-performing loan with an outstanding balance of $2.0 million to CM Equity. No gain or loss was recognized on the sale as we provided 100% financing on the sale. The loan had a fixed interest rate of 8.25% and was scheduled to mature in November 2009. The loan became non-performing in the fourth quarter of 2008. In January 2009, CM Equity deeded the property back to us, and currently the property is being held as real estate owned in the amount of $564,000 net of impairment charges of $1.4 million.

In November 2007, TRS sold all of the issued and outstanding units of CM Capital to CM Group, for the following consideration:

- 293,001 shares of our common stock with a value of $4.4 million based on the last offering of its common stock at a per share price of $15 per share. We subsequently retired the 293,001 shares of stock.
- $105,000 in cash.
- A $15.5 million promissory note bearing interest at 9% per annum with principal and interest payments due quarterly beginning on March 31, 2008. The note matures in December 2017. The note is secured by all of the outstanding membership units of CM Capital.

In addition to the consideration received, we receive a contingent installment payment from CM Capital on loans we fund. The $8.25 million contingent payment (the "Installment Payment") is payable as follows: CM Group will pay or cause CM Capital to pay to TRS, on the last day of each calendar quarter, an amount equal to: (i) 1% of the principal amount of all mortgage loans originated or brokered by CM Capital or any of its affiliates and funded by us during such calendar quarter for the first $200 million of mortgage loans funded during each calendar year; and (ii) 0.5% of the principal amount of all mortgage loans originated or brokered by CM Capital and funded by us during such calendar quarter in excess of $200 million during each calendar year, commencing on December 31, 2007 and continuing on the last day of each calendar quarter thereafter, until TRS has received $8.25 million. TRS' right to receive the Installment Payment is secured by all of the outstanding membership units of CM Capital. For the year ended December 31, 2009, we did not recognize any income related to the continent payment. For the year ended December 31, 2008, we recognized income of $94,000 related to the contingent installment payment.

We also entered into a loan origination agreement with CM Capital and CM Group, which terminates one month after the last day of the month in which the Installment Payment is paid in full. Under terms of the original Loan Origination Agreement we had the right to fund all mortgage loans identified by CM Capital or any affiliate of CM Group or CM Capital that becomes engaged in the business of originating or brokering commercial loans. However, we currently do not have cash available for new investments in loans and on September 1, 2009, the loan origination agreement was modified to remove this right of first refusal. During 2009, we did not fund any loans originated by CM Capital.

During 2008, CM Capital was not in compliance with certain financial covenants contained in the loan agreement related to the $15.5 million promissory note payable to TRS. In August 2008, our Board of Directors formed a special committee of independent directors to review the financial covenants and approve a strategy to resolve the defaulted status of the loan. We granted CM Capital a limited waiver, either to enter into an amendment to the loan agreement to modify such financial covenants upon terms and conditions and in form and substance satisfactory to TRS or demonstrate that CM Capital is in compliance with the loan agreement and will be in compliance with the loan agreement at December 31, 2008. In October 2008, the Special Committee and CM Capital agreed to modify the loan terms, and in November 2008 we executed documents to evidence the modification. Under the terms of the modification, principal payments on the note were deferred for two years, and the interest rate was reduced from 9% to 6% per annum effective as of July 1, 2008. Additionally, the working capital financial covenant was replaced with the requirement to maintain a cash balance of $250,000 at the end of each quarter, and the first measurement period for the fixed charge coverage ratio was moved from December 31, 2007 to December 31, 2008. Based on the modified terms of the promissory note, the modification resulted in an impairment based on the present value of the expected future cash flows under the modified terms. The modification was accounted for as a TDR and resulted in an impairment of $2.1 million in 2008. In 2009, $340,000 of the $2.1 million impairment was recovered due to the passage of time and the accompanying accretion of the restructure discount. Accordingly, and included in the $12.9 million note receivable balance, we have provided an allowance for loan loss of $1.8 million to reflect this impairment. During the fourth quarter 2009 CM Capital failed to comply with certain financial covenants contained in the loan agreement at December 31, 2009. As of December 31, 2009, the covenant violations had not been cured and as a result our board of directors formed a special committee consisting of all of our independent directors to review the financial covenants and negotiate a strategy to resolve the defaulted status of the loan. As of the date of this filing the board of directors is still determining the best course of action to take regarding the default. Management has concluded that no additional impairment of the note was caused by the event of defaults. The note is deemed collectible under the modified terms. We earned interest on this note receivable of $896,000, $1.2 million and $168,000 for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, $76,000 was receivable.

As discussed in Note 5, we entered into three joint venture agreements in 2008 with a third-party homebuilder for the construction of single family homes in Las Vegas, Nevada and contributed property to the joint ventures, which we previously acquired through foreclosure. We have between a 13% and a 50% noncontrolling interest in each joint venture. During September 2009, one of the members of our Board of Directors became an executive officer of the homebuilder.

We lease office space to CM Group and its affiliates under generally cancelable operating leases by either party on thirty days written notice. Total rent received from related parties for the year ended December 31, 2009 was $535,000. Rent received from related parties for the years ended December 31, 2008 and 2007 was $517,000 and $321,000, respectively.

Note 14 - Fair Value of Financial Instruments

Fair value is best determined based upon quoted market prices. However, in many instances there are no quoted market prices for various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate, estimates of future cash flows and realization of collateral. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. We take into account our own credit risk when measuring the fair value of our liabilities.

The following table summarizes the carrying values and the estimated fair values of financial instruments as of December 31, 2009 and December 31, 2008 (dollars in thousands):

	December 31, 2009		December 31, 2008	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash, cash equivalents and restricted cash	$ 553	$ 553	$ 1,629	$ 1,629
Interest receivable	102	102	531	531
Note receivable - related party	12,940	11,111	12,600	11,024
Mortgage investments - net	10,664	10,435	69,538	68,773
Financial liabilities:				
Bank note	-	-	1,360	1,274
Notes payable	7,132	6,995	-	-
Mortgages payable	7,599	7,021	7,893	7,264
Junior subordinated notes	30,928	30,928	30,928	27,493

We used the following methods and assumptions in estimating the fair value of each class of financial instrument:

- *Cash, cash equivalents and restricted cash:* The carrying values of cash and short-term instruments approximate fair values.
- *Interest receivable:* Carrying values approximate fair values due to their short term nature.
- *Note receivable – related party:* Fair value is estimated using discounted cash flow analyses based on a rate reflective of the current market environment for a similar period, the fixed amount of the note receivable and an estimated risk of default based on similar business operations and history of operations. We considered these inputs as Level 3.
- *Mortgage investments-net*: At December 31, 2009 and December 31, 2008 the fair value of fixed rate loans currently classified as performing, was computed based on the probability of collection of the cash flow, a risk free rate of return on all estimated cash flows, the estimated realization of collateral based on recent history and the fixed interest rate of the loans. At December 31, 2009 and December 31, 2008, substantially all of our impaired loans were evaluated based on the fair value of their underlying collateral based upon the most recent appraisal available to management or recent transaction prices for similar collateral, and as such, the carrying values of these instruments, net of allowance for loan losses, approximates the fair value. Fair value inputs on performing and non-performing loans are considered Level 3.
- *Bank note:* The value of our variable rate-term borrowing, classified as Level 3, were estimated using a cash flow analysis, taking our credit standing into consideration, as well as the excess assigned collateral, and a rate reflective of the current market environment. At December 31, 2009, we have paid the balance on this note.
- *Mortgage loans payable and notes payable:* For December 31, 2009 and December 31, 2008 our credit standing was taken into consideration, as well as the assigned collateral which was considered more than adequate, the estimated risk to the lender of the collateral to the loan balance and rates reflective of the current market environment, all of which were factors in the computation of fair value and were considered Level 3 inputs.
- *Junior subordinated notes*: Our junior subordinated notes do not trade in an active market and, therefore observable price quotations are not available. In the absence of observable price quotations, fair value is determined based on discounted cash flow models which incorporate the effects of our own credit risk in the fair value of the liability. The cash flow assumptions were based on the contractual cash flows based on our anticipation that we will pay the debt according to its contractual terms, and were considered Level 3 inputs.

We do not have any assets or liabilities that are measured at fair value on a recurring basis. The following table presents our assets and liabilities that are measured at fair value on a nonrecurring basis at December 31, 2009 and 2008. Level 1 and Level 2 data were not used in the fair value measure.

	Level 3 Estimated Fair Value (dollars in thousands)			
	Impaired mortgage investments	Investments in real estate	Real estate owned	Total
Balance, December 31, 2008	$ 62,920	$ 7,167	$ 19,979	$ 90,066
Foreclosures	(46,997)	19,416	17,558	(10,023)
Reclassifications and consolidations	(8)	32,489	(27,415)	5,066
Sales	(405)	(2,824)	(35)	(3,264)
Impairments and equity losses	(9,871)	(26,610)	(2,095)	(38,576)
Balance, December 31, 2009	$ 5,639	$ 29,638	$ 7,992	$ 43,269

Note 15 - Concentrations of Credit Risk
Financial instruments with concentration of credit and market risk include cash, loans secured by deeds of trust and real estate investments.

We maintain cash deposit accounts which at times may exceed federally insured limits. We have not experienced any losses in such accounts, and management believes we are not exposed to any significant credit risk related to cash deposits. As of December 31, 2009 and 2008, we had approximately $303,000 and $1.4 million, respectively, in excess of the federally insured limits.

At December 31, 2009, 41.0% and 18.2%of our entire real estate asset portfolio, including investments in real estate, real estate owned and the original balance of our mortgage investment portfolio loans were located in Nevada and Texas, respectively. At December 31, 2008, 57.0% of the original balance of our mortgage investment portfolio loans were located in Nevada and 14.7% were located in California. As a result of this geographical concentration of our real estate loans and real estate investment assets, a further downturn in the local real estate markets in these states could have a material adverse effect on us.

We have a significant concentration of credit risk with a large borrower, representing the only borrower still performing on the original obligations. At December 31, 2009, the aggregate amount of loans to this borrower was $6.1 million with a carrying value of $5.0 million, representing approximately 35.4% of our total investments in mortgage loans. The remainder of our borrower concentrations consists of two borrowers who are no longer performing on the original obligations and we have not yet foreclosed on the properties at December 31, 2009. At December 31, 2008, the aggregate amount of loans to our five largest borrowers was $57.6 million representing approximately 63.8% of our total investment in real estate loans. All but $45,000 of this amount was non-performing and $9.8 million was reserved for in the allowance for loan losses.

Note 16- Quarterly Financial Data (unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2009				
Interest income	$ 447	$ 302	$ 303	$ 303
Interest expense	619	547	626	817
Net interest expense	(172)	(245)	(323)	(514)
Other expense	(4,072)	(18,974)	(8,262)	(21,225)
Loss from discontinued operations	-	(453)	(2,352)	1,034
Net loss attributable to non controlling interest	13	482	25	2,022
Net loss attributable to common stockholders	$ (4,231)	$ (19,190)	$ (10,912)	$ (18,683)
Net loss per share - basic and diluted				
Loss from continuing operations	$ (0.25)	$ (1.11)	$ (0.51)	$ (1.17)
Loss from discontinued operations	-	(0.03)	(0.14)	0.06
Loss attributable to common stockholders	$ (0.25)	$ (1.14)	$ (0.65)	$ (1.11)
Year Ended December 31, 2008				
Interest income	$ 2,764	$ 2,278	$ 1,804	$ 536
Interest expense	834	842	693	757
Net interest income	1,930	1,436	1,111	(221)
Other expense	(1,124)	(9,338)	(9,988)	(21,283)
Net income (loss)	$ 806	$ (7,902)	$ (8,877)	$ (21,504)
Net income (loss) per common share - basic and diluted	$ 0.05	$ (0.47)	$ (0.53)	$ (1.28)

Certain reclassifications have been made in the presentation of the year ended December 31, 2009 consolidated financial statements that were previously reported on the second and third quarter of the 2009 Form 10-Q, specifically within interest expense and other revenue (expense). These reclassifications were made to reflect such items consistent with our 2009 presentation and had no impact on our cash flow from investing activities, net income, or balance sheets as previously reported.

Note 17 – Commitments and Contingencies

As previously disclosed in Note 13, we have guaranteed the debt of a $13.7 million first lien loan position. The beneficiaries under the guarantee have the right to make demand on us under the guarantee to pay the entire $13.7 million upon default of the note. In February 2010, Warm Jones, LLC, of which we are 37.6% owner, failed to pay the note upon maturity. To potentially limit our liability on the guarantee, we have paid $176,000 of interest to the lender to keep the interest payments on the note current. We are currently in negotiations with the lenders in an effort to minimize our potential liability under the guarantee. We have determined that our potential liability related to the guarantee is approximately $3.4 million as of December 31, 2009, which is included in other liabilities in our consolidated balance sheets. Our increase of potential liability was due to the decrease in value of the property, resulting in a potential shortfall should we have to perform under this guarantee.

On July 27, 2009 in connection with our junior subordinated notes, we received a written Notice of Event of Default and Acceleration from the holders of the preferred securities that because our tangible net worth was less than $100 million, a default had occurred under our junior subordinated indenture which had continued for more than 30 days and had caused an event of default to occur under the junior subordinated indenture. The notice further stated that as a result of the occurrence of such event of default, the principal amount of all of our obligations under the junior subordinated indenture, together with any and all other amounts payable thereunder had been accelerated and declared to be immediately due and payable by the holders of the preferred securities. The notice further stated that the holders of the preferred securities, may at their option, pursue all available rights and remedies. We have been in negotiations with the holders of the preferred securities to restructure the terms of the junior subordinated notes. Subsequent to December 31, 2009, we have entered into a standstill agreement with the holders of the trust preferred securities pursuant to which such holders have agreed not to exercise any rights or remedies against us to enforce or collect the debt in exchange for (i) payment of the interest payment due October 31, 2009 in the amount of $344,000 within one business day following our receipt of the executed standstill agreement, which we paid on March 9, 2010 (ii) payment of the interest payment due January 31, 2010 in the amount of $328,000 on or before March 31, 2010, and (iii) continued payment of the quarterly interest payments due under the junior subordinated notes in accordance with the terms of the junior subordinated indenture. To the extent that we are not able to comply with the terms of the standstill agreement, the holders of the trust preferred securities could exercise their rights and remedies against us to collect the debt, which would have a material and adverse effect on our financial condition and could potential cause us to seek a relief through a filing under the U.S. Bankruptcy Code.

Note 18 - Acquisition

On April 22, 2009, we formed a subsidiary of our TRS, 3MO, LLC, to foreclose on a nonperforming loan collateralized by an operating business, a gentlemen's club in Las Vegas, Nevada with an aggregate original loan balance of $14.4 million. Upon foreclosure we measured the fair value of the real estate property and related business at $10.0 million.

At the acquisition date, we classified the real estate property and related business as assets and liabilities held for sale as our plan and intention at that time was to sell the property. The related results of operations was reported as discontinued operations on our consolidated statement of operations for the period from April 22, 2009 through November 15, 2009. On November 16, 2009, after efforts to sell the property were unsuccessful, we entered into an agreement with a third party to lease the facilities, at which time we ceased our operations of the business. We no longer classify the property as "held for sale" as a result of changes in the plan of sale to hold and lease. See also Note 19 – Discontinued Operations.

The following table summarizes the estimated fair value of the nets assets acquired and liabilities assumed at the foreclosure date (dollars in thousands):

Assets and Liabilities Acquired	Estimated fair value
Asset acquired:	
Land, building and equipment	$ 10,036
Inventory	35
Prepaid expenses	16
Total assets acquired	10,087
Liabilities assumed:	
Accounts payable and accrued expenses	64
Total liabilities assumed	64
Estimated fair value of net assets acquired	$ 10,023

Consideration	Estimated fair value
Fair value of consideration transferred:	
Commercial real estate loan	$ 10,023
Total fair value of consideration transferred	$ 10,023

Presenting an unaudited pro forma income statement as if the acquisition of the business occurred on the first day of the year presented would be impracticable and not relevant since this estimate would require us to make assumptions in a prior period that cannot be substantiated due to our intent at the time the acquisition of the business was being held for sale.

Note 19 – Discontinued Operations

Assets and liabilities of the business, a gentlemen's club, acquired on April 22, 2009, as stated in Note 18 - Acquisition, were classified as held for sale during 2009 as we were actively marketing the business for sale. Assets and liabilities identified as held for sale were classified separately on our consolidated balance sheet and the related results of operations were reported as discontinued operations on our consolidated statement of operations.

Operating costs and expenses incurred during the period we operated the asset held for sale totaled $2.4 million. These expenses included a $1.6 million impairment due to a decrease in the fair value of the assets during the time they were being held for sale.

During 2009 and while the entity was being classified as held for sale, 3MO, LLC entered into a $4.0 million note payable agreement. See also Note 11 – Commitments and Related Parties.

On November 16, 2009, we entered into an agreement with a third party to lease the facilities, and ceased our operations of the business. The agreement provides for monthly rent of $40,000 plus 30% of net profits, if any, and contains an option to purchase the facility for $10.0 million at any time during the four-year term of the agreement. Under the lease agreement, the lessee assumed the operations of the business, including the responsibility to fund all operating costs of the business. In addition, the lessee purchased inventory and prepaid expenses equal to its fair value at the time of the lease. We have maintained ownership of the real property and reclassified the real property from held for sale to building and land. In addition, we recorded an impairment of $1.6 million, which represented a decrease in the fair value of the building during the time it was being held for sale, from discontinued operations to continuing operations on the statement of operations for the year ended December 31, 2009. The fair value, of the building is $5.3 million and is being depreciated over thirty years, our best estimate of the useful life of the building. Upon execution of the lease agreement, we disposed of fixtures and equipment, recognizing a loss of $365,000, which is included in loss on disposal of assets on the consolidated statement of operations. Rental income and related expenses have been included in continuing operations on the consolidated statement of operations.

We have not provided an income tax benefit based upon the projected sources of taxable income, including those known to be available in future periods. Management has concluded that it was more likely than not that such sources of income would likely be insufficient to utilize net operating losses. Therefore, income tax benefit on loss from discontinuing operations is zero at December 31, 2009.

Net operating revenues and losses on discontinued operations for the period from April 22, 2009 to November 15, 2009 were as follows:

Revenues	$ 4,244
Cost of goods sold	3,496
Operating cost and expenses	2,372
Total operating cost and expenses	5,868
Operating loss	(1,624)
Interest expense	147
Loss from discontinued operations	$ (1,771)

Note 20 – Going Concern

The accompanying financial statements have been prepared in conformity with principles of accounting applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Over the past two years we have experienced substantial losses including a net loss of $53.0 million, or $3.15 per share for 2009. The recent losses originated from a provision for loan losses of $11.1 million, a $1.6 million impairment of a building acquired through foreclosure in 2009, impairments of real estate and loss in equity investments totaling $28.7 million and a loss of $3.4 million on the valuation of a guarantee. Our interest income decreased by $5.3 million, or 92.3%, to $449,000 for the year ended December 31, 2009 from $5.8 million for the year ended December 31, 2008. These financial results have had a materially adverse impact on our financial condition. As the size of our non-income producing real estate portfolio continues to increase due to continued foreclosure activity, our costs related to real estate ownership also increase. These costs include servicing and property management fees payable to CM Capital, property taxes, legal fees, maintenance costs and resolutions costs. Because our portfolio of performing loans has decreased to $6.1 million, our recurring cash flow is not sufficient to cover our general operating costs, including real estate carrying costs. Our future viability is dependent on our ability to execute portfolio resolution strategies that will offer operating liquidity, including potentially being required to sell assets at unfavorable prices. If we fail to execute these plans successfully or otherwise address our liquidity shortfall, we would not have adequate liquidity to fund our operations and would not be able to continue as a going concern.

Note 21 - Subsequent events

Subsequent to December 31, 2009, 3MO, LLC increased the $4.0 million note to $5.0 million and the additional funds will be used for working capital purposes. We paid $51,000 in origination and servicing fees to CM Capital on this increase and also funded interest reserves of $112,000 in a trust account held by Preferred Trust Company.

In January 2010, we sold 5 of 9 lots from a property that was classified as an equity method investment for proceeds of $53,000, and as contained within the settlement agreement, paid off a $311,000 outstanding other note payable against the property. The buyer currently has six months in which to purchase the remaining 4 lots under the current purchase offer terms.

Subsequent to December 31, 2009, we acquired properties through foreclosure with aggregate original loan balances of $2.9 million and $1.5 million in associated impairments, and classified the net balances as real estate owned.

Subsequent to December 31, 2009, we sold 2 lots from our joint venture and received proceeds of $80,000.

We evaluated subsequent events through March 22, 2010, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2009 but prior to March 22, 2010, that provided additional evidence about conditions that existed at December 31, 2009, have been recognized in the financial statements for the period ended December 31, 2009. Events or transactions that provided evidence about conditions that did not exist at December 31, 2009 but arose before the financial statements were available to be issued have not been recognized in the financial statements for the period ended December 31, 2009, but have been disclosed herein.

Schedule II

Desert Capital REIT
Allowance for Loan Losses (dollars in thousands)
December 31, 2009

Year	Balance at beginning of period	Charged to Costs and Expenses	Deductions	Balance at end of period
2007	$ 447	$ 34,411	$ (9,414)	$ 25,444
2008	$ 25,444	$ 23,616	$ (26,130)	$ 22,930
2009	$ 22,930	$ 11,123	$ (25,599)	$ 8,454

Schedule IV

Desert Capital REIT
Mortgage Loans on Real Estate
Mortgage Loans that Exceed Three Percent of the Portfolio
(dollars in thousands)

Type	Maturity Date	Periodic Payment Terms	Interest Rate	Prior Liens	Face Amount	Carrying Amount	Principal Amount Subject to Delinquent Principal or Interest
Acquisition and Development - 1st							
	1/2009 - 3/2009	Interest Only	8.00%	$ -	$ 6,746	$ 5,632	$ 6,746
	04/2012	Interest Only	5.00%	-	1,500	1,233	-
	2/2014	Interest Only	5.00%	-	4,640	3,792	-
				$ -	$ 12,886	$ 10,657	$ 6,746
Acquisition and Development - 2nd							
	11/2008	Interest Only	18.50%	$ -	$ 3,790	$ -	$ 3,790
	2/2009	Interest Only	8.00%	3,303	650	-	650
				$ 3,303	$ 4,440	$ -	$ 4,440
Commercial - 1st							
	2/2009	Interest Only	6.50%	$ -	$ 7	$ 7	$ 7
				$ 3,303	$ 17,333	$ 10,664	$ 11,193

Desert Capital REIT
Real Estate Loan Roll Forward
December 31, 2009

Balance - January 1, 2009	$	69,538
Additions during period:		
New loan fundings		-
Deductions during period:		
Loan payoffs		-
Foreclosed loans (real estate owned and investments in real estate)		(46,997)
Real estate loans sold		(405)
Impairments		(11,463)
Charge off of foreclosure costs		(9)
Balance - December 31, 2009	$	10,664

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in the reports we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e)) as of the end of the period covered by this report (the "Evaluation Date") have concluded that as of the Evaluation Date our disclosure controls and procedures were effective.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control is designed to provide reasonable assurance to our management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms to correct deficiencies as they are identified.

Because of inherent limitations in any internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time. Further, no evaluation of controls can provide absolute assurance that we have identified all control issues.

As of December 31, 2009, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment, we have concluded that, as of December 31, 2009, we maintained effective internal control over financial reporting.

This annual report does not include an attestation report of Hancock Askew & Co., our independent registered public accounting firm, regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

(c) Remediation of Prior Material Weakness in Internal Control Over Financial Reporting

We previously identified and disclosed a material weakness in internal control over financial reporting relating to the entrance into related party agreements. A "material weakness" is a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

We have been actively engaged during 2009 in the implementation of remediation efforts to address the material weakness in controls over the approval process and over the period end financial reporting process for related party transactions that was in existence for the quarters ending March 31, June 30, and September 30, 2009. These remediation efforts, outlined below, were specifically designed to address the material weakness previously identified and reported.

- Implementation of procedures to require that related party agreements are approved by the board of directors (including a majority of our disinterested directors) before execution;

- Management meetings are held regularly to improve the communication efforts between operating and financial personnel.

Based upon the significant actions taken throughout 2009, we have concluded the material weakness relating to the entrance into related party agreements no longer existed as of December 31, 2009.

(d) Changes in Internal Controls

Other than the changes mentioned above, there were no significant changes over financial reporting or in other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

The biographical information for each director of the Company as of March 27, 2010 is set forth below.

Todd B. Parriott. Mr. Parriott is the chairman of our board of directors, chief executive officer, president and chief investment officer. Mr. Parriott was elected to our board of directors in December 2003. Mr. Parriott served as the president of CM Capital from July 2001 until December 2003 and was re-elected as president in October 2005 and served until August 23, 2007. Mr. Parriott currently serves in a supervisory capacity with CM Securities, the dealer-manager of both of our public offerings. Mr. Parriott also serves as president, chief executive officer and manager of CM Group, our advisor. Mr. Parriott is also a director of our dealer-manager. Mr. Parriott founded the Company and drives the Company's strategic initiatives and operations. The Company believes that Mr. Parriott's extensive expertise and experience in the mortgage lending and real estate industries particularly in the Las Vegas area combined with his financial and business expertise and relationships provide him with the qualifications and skills to serve as a director. Mr. Parriott graduated with a Bachelor of Science degree in Marketing at University of Nevada, Las Vegas in 1994. Age 39.

Stacy M. Riffe. Ms. Riffe was elected to our board of directors in September 2007 and was appointed as our chief financial officer effective June 2008. Ms. Riffe also serves as an officer and part owner of our advisor, CM Group. From February 2007 through May 2008, she was the senior vice president of UDR, Inc., a NYSE-listed multi-family real estate investment trust, where she managed corporate tax, legal administration, and risk management and was the corporate compliance officer. Additionally, she served as chief financial officer of UDR's taxable REIT subsidiary, RE3. From September 2005 through October 2006, Ms. Riffe served as chief financial officer and secretary of Sunset Financial Resources, Inc., a NYSE-listed mortgage REIT, and was appointed interim chief executive officer to complete the merger of Sunset Financial Resources with Alesco Financial Inc. From 2002 until 2005, Ms. Riffe held the position of chief financial officer and secretary for U.S. Restaurant Properties Inc., an equity REIT that owned and leased properties to restaurants and convenience stores operators, where she was responsible for capital markets, corporate governance, SEC reporting and tax compliance. In February 2005, U.S. Restaurant Properties merged with CNL Restaurant Properties to form Trustreet Properties. Ms. Riffe has an extensive background in public accounting and has served as the chief financial officer or corporate compliance officer of other public companies, including three publicly traded REITs. The Company believes Ms. Riffe's substantial financial, accounting and public company experience provide her with the qualifications and skills to serve as a director. Ms. Riffe earned a Bachelor of Business Administration degree in Accounting from the University of Texas at Arlington and is a Certified Public Accountant. Age 44.

Robert M. Beville. Mr. Beville was elected to our board of directors effective July 2004 and is an independent director. From September 2009 to present he has served as the President for Harmony Homes, a Las Vegas based private residential builder. From August 2008 to August 2009 he served as Managing Director for The Atalon Group, an operational turnaround and corporate recovery management firm. From September 2004 to July 2008, he served as the division president of Meritage Homes, Las Vegas Division. From 2000 to September 2004, he served as the executive vice president and chief operating officer for Perma-Bilt Homes, a division of Meritage Homes. His duties include management of all business functions including management of: senior personnel, land acquisition, division profit, budget preparation, and product development, divisions reporting to the corporate office and land bankers. Mr. Beville has substantial experience in the acquisition, development, leasing and sale of residential real estate. The Company believes such experience combined with his substantial depth of knowledge of the Las Vegas real estate market provide valuable strategic and operational resources to the Company and give him the qualifications and skills to serve as a director. Mr. Beville graduated with a Bachelor of Science degree in Accounting from the University of Nevada-Reno in 1985. Age 47.

G. Steven Dawson. Mr. Dawson was elected to our board of directors effective July 2004 and served as our chief financial officer from May 2007 through June 2008. From 1990 to 2003, Mr. Dawson served as chief financial officer of Camden Property Trust or its predecessors, a large multifamily REIT. Camden is a public real estate investment trust which specializes in the acquisition, development, and management of apartment communities throughout the United States. He is currently a private investor who is active on the boards of three publicly traded REITs in addition to Desert Capital REIT: American Campus Communities, Inc., Alesco Financial Inc., and Medical Properties Trust and is a managing director and part owner in CM Group, our Advisor. Mr. Dawson has substantial experience in the acquisition, development and management of multifamily properties including as the chief financial officer of a large publicly traded REIT. The Company believes that Mr. Dawson's experience combined with his business leadership skills and service on the boards of three other publicly traded REITs provide him with the qualifications and skills to serve as a director. Mr. Dawson holds a Bachelor of Business Administration degree from Texas A&M University and serves on the Real Estate Roundtable at the Mays Business School at Texas A&M. Age 52.

James L. George. Mr. George was elected to our board of directors in December 2003, is an independent director, and is an attorney in private practice in Lemars, Iowa. For over 30 years, he has practiced primarily in the estates, real estate transaction and tax preparation area. Mr. George brings over 30 years of legal and business experience including in the real estate industry. The Company believes that Mr. George's legal background and substantial business experience provide him with the qualifications and skills to serve as a director. He earned a Bachelor of Arts degree from the University of Iowa in 1969, and a JD from Creighton University in 1973. Age 62.

Thomas L. Gustafson. Mr. Gustafson was elected to our board of directors in December 2003, is an independent director, and has been the managing member of Domain LLC, the general partner of Okoboji Capital Partners, LP, a hedge fund, from August 2001 until the present. From 1996 to the present, he has served as the Treasurer of QL Enterprises Inc., which owns office building complexes and mini-storage rental units. Mr. Gustafson brings substantial financial experience to the Company as well as experience related to the ownership and management of real estate. The Company believes that Mr. Gustafson's financial and real estate experience provide him with the qualifications and skills to serve as a director. He earned a Bachelor of Business Administration degree from Iowa State University in 1993. Age 39.

Charles W. Wolcott. Mr. Wolcott was elected to our board of directors in August 2007 and is an independent director. From April 2008 to the present, he has served as the President and Chief Executive Officer of Highland Resources, Inc. (HRI), a diversified real estate firm that develops, operates and invests in commercial and residential properties in the southwest United States. From January 2007 to March 2008, he served as the President and Chief Executive Officer of Allied+Wolcott Company, LLC, a private company providing consulting and advisory services to conservation real estate projects. From March 2002 through December 2006, he served as President and Chief Executive Officer of Tecon Corporation, a business involved in recreational property development, water and wastewater utility systems and rail car repair and maintenance. From February 1992 through October 2001, he served as President and Chief Executive Officer of American Industrial Properties REIT, a NYSE-listed company that invested nationally in light industrial buildings serving the technology sector. Mr. Wolcott brings substantial real estate and leadership experience to the Company including almost 10 years of experience as the president, chief executive officer and director of a publicly traded REIT that invested in light industrial properties. The Company believes that Mr. Wolcott's significant business leadership and real estate experience provide him with the qualifications and skills to serve as a director. Mr. Wolcott earned a Bachelor of Science degree in Chemical Engineering from the University of Texas, and a Master of Business Administration degree from Harvard Business School. Age 57.

Governance and Nominating Committee
Our governance and nominating committee will consider director candidates nominated by stockholders. Recommendations, including the nominee's name and an explanation of the nominee's qualifications should be sent to James L. George, c/o Desert Capital REIT, Inc., 1291 Galleria Drive, Suite 200, Henderson, Nevada 89014 by no earlier than May 12, 2010 and no later than June 11, 2010. If our annual meeting is held before August 11, 2010, notice must be received not earlier than the close of business on the 120th calendar day prior to the meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which the Company first publicly announces the date of the meeting.

Communications with the Board of Directors
Individuals may communicate with the board by sending a letter to:

James L. George
Director
Desert Capital REIT, Inc.
1291 W. Galleria Drive
Suite 200
Henderson, Nevada 89014

All directors have access to this correspondence. Communications that are intended specifically for non-management directors should be sent to the street address noted above, to the attention of the chairman of the governance and nominating committee. In accordance with instructions from the board, the secretary to the board reviews all correspondence, organizes the communications for review by the board, and posts communications to the full board or individual directors as appropriate. Advertisements, solicitations for periodical or other subscriptions, and similar communications generally are not forwarded to the directors.

Audit Committee
From January 1 through June 13, 2008, our audit committee was comprised of four directors, Ms. Riffe and Messrs. Beville (chairman), Gustafson, and George. On June 16, 2008, Ms. Riffe was appointed as our chief financial officer and resigned as a member of our audit committee. Since the resignation of Ms. Riffe, our audit committee has been comprised of the three remaining members. Our board of directors has determined that all members of the audit committee satisfy the independence standards of the New York Stock Exchange, or NYSE. Our board has also determined that Mr. Beville qualifies as "audit committee financial expert," as defined by the SEC, and that all members of the audit committee are "financially literate," within the meaning of NYSE rules, and "independent," under the audit committee independence standards of the SEC.

Our audit committee operates pursuant to a written charter. Among other matters, the audit committee charter calls upon the audit committee to:

- oversee the accounting and financial reporting processes and compliance with legal and regulatory requirements on behalf of our board of directors and report the results of its activities to the board;
- be directly and solely responsible for the appointment, retention, compensation, oversight, evaluation and, when appropriate, the termination and replacement of our independent auditors;
- review the annual engagement proposal and qualifications of our independent auditors;
- prepare an annual report as required by applicable SEC disclosure rules; and
- review the integrity, adequacy and effectiveness of our internal controls and financial disclosure process.

The audit committee met five times in 2009.

Executive Officers
No director or executive officer was selected as a result of any arrangement or understanding between the director or executive officer or any other person. Since June 2008, Mr. Parriott and Ms. Riffe have been our only executive officers. Our executive officers are elected annually by, and serve at the discretion of, the board of directors. Please see "Directors" for biographical information regarding Mr. Parriott, our Chief Executive Officer and Ms. Riffe, our Chief Financial Officer.

Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file reports of holdings and transactions in our securities with the SEC. Executive officers, directors and greater than 10% beneficial owners are required by applicable regulations to furnish us with copies of all Section 16(a) forms they file with the SEC.

Based solely upon a review of the reports furnished to us with respect to fiscal 2009, we believe that all SEC filing requirements applicable to our directors and executive officers and 10% beneficial owners were satisfied during 2009, except that Charles W. Wolcott filed one Form 4 late, reporting one transaction.

Code of Conduct
Our board of directors has established a code of business conduct and ethics for its officers and directors. Among other matters, the code of business conduct and ethics is designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
- compliance with applicable governmental laws, rules and regulations;
- prompt internal reporting of violations of the code to appropriate persons identified in the code; and
- accountability for adherence to the code.

Waivers to the code of business conduct and ethics will only be granted by the governance and nominating committee of the board. The committee has never granted any waiver to the code. If the committee grants any waivers of the elements listed above to any of our officers, we expect to announce the waiver within five business days on the corporate governance section of our corporate website at www.desertcapitalreit.com. A copy of our code of conduct will be provided to any person without charge, upon request. All requests should be directed to Erin Ackerman, Desert Capital REIT, Inc., 1291 W. Galleria Drive, Suite 200, Henderson, Nevada 89014.

ITEM 11. EXECUTIVE COMPENSATION

We are externally managed and advised by our Advisor, CM Group, pursuant to an advisory agreement. Our executive officers undertake certain ministerial tasks on our behalf; however, they are compensated by our Advisor and do not receive compensation from us for services rendered to us. Our executive officers are also officers of our Advisor and its affiliates, and are compensated by these entities, in part, for their services to us. Please see "Certain Relationships and Related Transactions, and Director Independence" for a further description of the relationship between us and our Advisor.

We granted 16,000 shares of restricted stock to our directors in 2009, specifically Messrs. Wolcott, Gustafson, George and Beville. We did not provide our executive officers with any perquisites or other personal benefits. We do not have an employment agreement or a change in control agreement with our executive officers.

Compensation Committee Interlocks and Insider Participation
During 2009, the compensation committee consisted of Messrs. Beville and George. Neither of these individuals has at any time served as an officer of the company. None of our executive officers served as a director or member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation of Directors
Directors who are also our executive officers receive no compensation for board service. The following table discloses compensation information of members serving on our board of directors in 2009.

2009 Board of Directors Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)1,2	Total ($)
Robert B. Beville	35,960	13,160	49,120
James L. George	33,460	13,160	46,620
Thomas L. Gustafson	30,460	13,160	43,620
Charles W. Wolcott	25,460	13,160	38,620

(1) The amounts appearing in the Stock Awards column represent the compensation expense recognized during fiscal 2009 for all outstanding awards. The grant date fair value of the stock awards granted in 2009 to each non-officer director was $13,160. See Note 6 – Stock Based Compensation of our Consolidated Financial Statements on Form 10-K for an explanation of grant date fair value.
(2) The number of stock awards held by all directors as of December 31, 2009 was 124,000 shares.

During 2009, our non-officer directors received the following compensation:

Annual retainer fee	$	15,000
Fee for each board meeting attended in person		3,000
Fee for each board meeting attended telephonically		1,500
Audit committee chairman retainer		5,000
Chairman retainer for other committees		3,000
Fee for each committee meeting attended in person		1,000
Fee for each committee meeting attended telephonically		500

Additionally, each non-officer director receives an annual award of 4,000 restricted shares of common stock which vests immediately.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 23, 2010 by (1) each current director, (2) each executive officer, and (3) all current directors and executive officers as a group. No stockholder known to us owns beneficially more than 5% of our common stock. The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his spouse) with respect to the shares set forth in the following table.

Directors and Executive Officers (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Todd B. Parriott	78,099 (3)	*
Robert B. Beville	26,213	*
G. Steven Dawson	31,132	*
James L. George	29,269 (4)	*
Thomas L. Gustafson	24,375	*
Stacy M. Riffe	4,000	*
Charles W. Wolcott	12,000	*
All directors and executive officers as a group (7 persons)	205,088	1.22%

* Beneficial ownership of less than 1% of the class is omitted.

(1) The address of each director and executive officer is that of the company.

(2) The percentage of shares owned provided in the table is based on 16,807,864 shares outstanding as of March 27, 2009. Percentage of beneficial ownership by a person as of a particular date is calculated by dividing the number of shares beneficially owned by such person as of March 27, 2009 by the sum of the number of shares of common stock outstanding as of such date.

(3) Represents shares owned by ARJ Management and Burton Management Company, Ltd., of which Mr. Parriott may be deemed to be the beneficial owner.

(4) Includes 20,769 shares over which Mr. George shares beneficial ownership, and 4,500 shares owned by his wife.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Relationship with CM Capital Services, LLC

Together with our wholly-owned subsidiary, TRS, we entered into a Purchase Agreement, dated as of November 21, 2007 (the "Purchase Agreement"), with CM Group. The majority of the membership interests in CM Group are owned by Todd Parriott, Steve Dawson and Stacy Riffe, two of our executive officers and three of our directors who also have management positions with CM Group. Pursuant to the Purchase Agreement, our wholly owned subsidiary, Desert Capital TRS, Inc, (TRS), sold all of the issued and outstanding units of CM Capital to CM Group, for the following consideration:

- 293,001 shares of our common stock with a value of $4.4 million based on the last offering of its common stock at a per share price of $15 per share. We subsequently retired the 293,001 shares of stock.
- $105,000 in cash.
- A $15.5 million promissory note bearing interest at 9% per annum with principal and interest payments due quarterly beginning on March 31, 2008. The note matures in December 2017. The note is secured by all of the outstanding membership units of CM Capital.

In addition to the consideration received, we received a contingent installment payment from CM Capital on loans we funded. The $8.25 million contingent payment (the "Installment Payment") was payable as follows: CM Group will pay or cause CM Capital to pay to TRS, on the last day of each calendar quarter, an amount equal to: (i) 1% of the principal amount of all mortgage loans originated or brokered by CM Capital or any of its affiliates and funded by us during such calendar quarter for the first $200 million of mortgage loans funded during each calendar year; and (ii) 0.5% of the principal amount of all mortgage loans originated or brokered by CM Capital and funded by us during such calendar quarter in excess of $200 million during each calendar year, commencing on December 31, 2007 and continuing on the last day of each calendar quarter thereafter, until TRS had received $8.25 million. TRS' right to receive the Installment Payment is secured by all of the outstanding membership units of CM Capital. For the twelve months ended December 31, 2009, we did not recognize any income. For the year ended December 31, 2008, we recognized income of $94,000 related to the contingent installment payment.

During 2008, CM Capital was not in compliance with certain financial covenants contained in the loan agreement related to the $15.5 million promissory note payable to TRS. In August 2008, our Board of Directors formed a special committee of independent directors to review the financial covenants and approve a strategy to resolve the defaulted status of the loan. We granted CM Capital a limited waiver, either to enter into an amendment to the loan agreement to modify such financial covenants upon terms and conditions and in form and substance satisfactory to TRS or demonstrate that CM Capital is in compliance with the loan agreement and will be in compliance with the loan agreement at December 31, 2008. In October 2008, the Special Committee and CM Capital agreed to modify the loan terms, and in November 2008 we executed documents to evidence the modification. Under the terms of the modification, principal payments on the note were deferred for two years, and the interest rate was reduced from 9% to 6% per annum effective as of July 1, 2008. Additionally, the working capital financial covenant was replaced with the requirement to maintain a cash balance of $250,000 at the end of each quarter, and the first measurement period for the fixed charge coverage ratio was moved from December 31, 2007 to December 31, 2008. Based on the modified terms of the promissory note, the modification resulted in an impairment based on the present value of the expected future cash flows under the modified terms. Accordingly, and included in the $12.9 million note receivable balance, we have provided an allowance for loan loss of $1.8 million to reflect this impairment. At December 31, 2009, CM Capital failed to comply with certain financial covenants contained in the loan agreement. As of December 31, 2009, the covenant violations had not been cured and as a result our board of directors formed a special committee consisting of all of our independent directors to review the financial covenants and negotiate a strategy to resolve the defaulted status of the loan. As of the date of this filing the board of directors is still determining the best course of action to take regarding the defaults. We earned interest on this receivable of $896,000, $1.2 million and $168,000 for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, $76,000 was receivable.

We also entered into a loan origination agreement with CM Capital and CM Group, which terminates one month after the last day of the month in which the Installment Payment is paid in full. Under terms of the original Loan Origination Agreement we had the right to fund all mortgage loans identified by CM Capital or any affiliate of CM Group or CM Capital that becomes engaged in the business of originating or brokering commercial loans. However, we currently do not have cash available for new investments in loans and on September 1, 2009, the loan origination agreement was modified to remove this right of first refusal. During the twelve months ended December 31, 2009, we did not fund any loans originated by CM Capital.

During 2008, the composition of our investment portfolio changed dramatically from a performing loan portfolio to a defaulted loan and foreclosed property portfolio. Our Advisor, CM Group, receives a management fee for general management of the day-to-day operations of the REIT. With the changing composition of our assets, the functions being performed by our Advisor, and to a larger degree, CM Capital, our loan originator and servicer, increased and changed significantly. CM Capital's function as loan servicer has historically been to collect interest payments from the borrowers and to distribute interest payments to the investors. As compensation for this service, the borrower would pay CM Capital a servicing fee. As the borrowers began defaulting on their loans, CM Capital was no longer able to collect the servicing fees on defaulted loans. At the same time, CM Capital began to perform more complex functions related to the defaulted loans and ultimately the foreclosed property, such as soliciting investor votes on the handling of defaulted loans, handling foreclosure proceedings, processing and paying carrying costs, negotiating with borrowers and builders, structuring joint venture agreements, selling property and designing and executing other workout strategies on behalf of the investors. In December 2008, CM Capital determined that it could no longer advance the carrying costs and workout and resolution costs related to the properties on which it had foreclosed on behalf of the investors, and sent a letter to the investors (owners) of the foreclosed properties giving the investors the option to assume the responsibility for their own asset management functions, or pay CM Capital to provide such services. DCR received such a letter, and in March 2009, agreed to have CM Capital provide asset management services on its behalf. In exchange for such services, we agreed to pay CM Capital servicing fees based on the following: A real estate owned processing fee upon the date of foreclosure in an amount not to exceed 5% of the outstanding loan balance on the date of default, of which 1% is due and payable upon the transfer of title and the remainder is due upon the sale or other disposition of the property plus a yearly servicing fee of either 1% of the original loan balance if the workout strategy is considered simple or 2% of the original loan balance if the workout strategy is considered complex, calculated from the date of foreclosure. For the year ended December 31, 2009, these fees totaled $1.7 million, and were included in management and servicing fees in the consolidated statement of operations. At December 31, 2009, $494,000 was payable and included in management and servicing fees payable on the consolidated balance sheets.

To facilitate payment of certain carrying costs and servicing and property management fees, during 2009, we incurred debt totaling $4.2 million, less closing costs, funding of the interest reserves and other fees and payments. Each loan constituting a portion of the debt is secured by liens on the property whose costs and expenses are being financed by such loan. The outstanding balance on this debt at December 31, 2009 was $3.5 million. CM Capital served as our debt placement agent and servicer, for which we paid placement fees of $224,000 to CM Capital. In addition, we funded interest reserves related to the notes payable of $844,000, of which $551,000 is being held in a trust account by Preferred Trust Company, an entity partially owned by certain of our officers. The proceeds, less closing costs, funding of the interest reserves and other fees were prepaid to our servicer, CM Capital, to be used for the payment of costs associated with being a land owner and servicing and property management fees payable to CM Capital. The balance of the prepaid account at December 31, 2009 was $1.7 million.

Relationship with our Advisor

CM Group became our advisor in November 2007. Messrs. Parriott and Dawson and Ms. Riffe are the majority owners of CM Group and serve as officers of CM Group. We entered into an advisory agreement with CM Group (the "Advisory Agreement") pursuant to which CM Group manages our day-to-day operations and performs services and activities relating to our assets and operations. The Advisory Agreement provides for first-tier and second-tier management compensation. For the years ended December 31, 2009 and 2008, first-tier management compensation to CM Group was $1.5 million and $2.0 million, respectively. There was no second tier management compensation for the years ended December 31, 2009 and 2008.

Relationship with our Dealer-Manager

The dealer-manager of our offering of common stock, CM Securities, directs and oversees the sale of our equity securities. CM Securities receives a marketing support fee and sales commissions based on the number of shares of common stock it sells. CM Securities contracts with third party broker-dealers to have a larger sales distribution of equity securities and compensates them out of the sales commissions and marketing support fees it receives from us. Because CM Securities is controlled by our Advisor, it is our affiliate. CM Group acquired ownership of CM Securities on November 21, 2007 and prior to November 21, 2007, CM Securities was owned by our CEO. Due to the general collapse of the real estate market beginning in late 2007, and the impact of declining real estate values on our mortgage investments, our Board of Directors suspended the sale of Desert Capital REIT shares as of February 22, 2008. As a result, CM Securities did not earn any sales commissions or marketing support fees for the twelve months ended December 31, 2009. CM Securities earned gross sales commissions and marketing support fees for the twelve months ended December 31, 2008 of $36,000.

Loan to CM Equity, LLC
CM Equity, LLC ("CM Equity") was formed in June 2007 for the purpose of investing in, developing, co-developing, operating, owning and financing commercial and residential real estate projects. Some of the executive officers of CM Equity are the same as our executive officers, and our Advisor is also the manager of CM Equity. In November 2007, we sold a non-performing loan with an outstanding balance of $1.96 million to CM Equity. No gain or loss was recognized on the sale as we provided 100% financing on the sale. The loan had a fixed interest rate of 8.25% and was scheduled to mature in November 2009. The loan became non-performing in the fourth quarter of 2008. In January 2009, CM Equity deeded the property back to us, and currently the property is being held as a real estate investment in the amount of $564,000 net of impairment charges of $1.4 million.

Guaranty of Warm Jones, LLC Indebtedness
We previously funded $11.9 million of loans that were secured by a property on which we have taken title through deed in lieu of foreclosure with other lenders on the loan through a limited liability company, Warm Jones, LLC, and converted our $11.9 million investment in the loan into a 37.6% membership interest in Warm Jones, LLC. The property was subject to the first lien debt and in September 2007, Warm Jones, LLC borrowed $13.7 million to refinance the first lien debt. We guaranteed this debt. Under the original terms of the indebtedness, the note was due in October 2008 and was subsequently modified to extend the maturity to February 2010. The beneficiaries under the guarantee have the right to make demand on us under the guarantee to pay the entire $13.7 million upon default of the note. In February 2010, Warm Jones, LLC, of which we are 37.6% owner, failed to pay the note upon maturity. To limit our liability on the guarantee, we have paid $176,000 of interest to the lender to keep the interest payments on the note current. We are currently in negotiations with the lenders in an effort to minimize our potential liability under the guarantee. We have determined that our potential liability related to the guarantee is approximately $3.4 million as of December 31, 2009, which is included in other liabilities in our consolidated balance sheets. Our increase of potential liability was due to the decrease in value of the property, resulting in a potential shortfall should we have to perform under this guarantee.

Relationship with our Joint Venture Partner
As discussed in Item 1, during the year ended December 31, 2008, we entered into three joint venture arrangements with a third party homebuilder for the construction of single family homes in Las Vegas, Nevada and contributed property to the joint ventures, which we previously acquired through foreclosure. We have between a 13% and 50% non-controlling ownership interest in each joint venture. Our joint venture partner manages the operations of the joint ventures. We have no responsibility to provide additional funding to the joint ventures. Additional funding for the construction of homes will be provided by our joint venture partner or incurred by the joint venture. Our share of losses is limited to the value of the lots we contributed to each joint venture. During September 2009, one of our directors, Robert Beville, became an executive officer of the homebuilder that is a party to each of the joint venture arrangements. During 2009, ten homes were sold by the joint ventures. We received cash proceeds from the joint ventures in the aggregate amount of $490,000 from these sales. In addition, our joint venture partner received management fees in the aggregate amount of $414,000 and reimbursements for construction costs in the aggregate amount of $120,000 from the joint ventures.

Leases to Related Parties
We lease office space to CM Group and its affiliates under operating leases that are cancelable by either party on thirty days written notice. Total rents received from related parties for the twelve months ended December 31, 2009 was $535,000.

Approval of Related Party Transactions
The board has not developed written procedures relating to its review and approval of related party transactions, nor has it identified standards to be applied by it in connection with its review and approval. We have implemented procedures to require that all related party agreements be approved by the board of directors, including a majority of the disinterested directors, prior to execution. The board as a whole, including all of the disinterested directors, approved the Advisory Agreement with CM Group, the Dealer-Manager Agreement and the related party leases. In addition, the board, including all of the disinterested directors, approved the Asset Management Agreement with CM Capital and the renewal of the Advisory Agreement with CM Group.

As noted above, the special committee of our independent directors approved the transactions contemplated by the Purchase Agreement including, without limitation, the Loan Agreement, the Note and the Pledge Agreement. The special committee also approved the amendment to the Loan Agreement and the modification of the Note that we entered into in November 2008.

Independence of Directors and Committee Members
The board has determined that each of the following directors has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and is independent within the meaning of NYSE director independence standards, as currently in effect: Messrs. Beville, George, Gustafson and Wolcott. The board has determined that Messrs. Parriott and Dawson and Ms. Riffe are not independent directors within the meaning of the NYSE director independence standards. Furthermore, the board has determined that each of the members of each of the audit, compensation and governance and nominating committees has no material relationship with us (either directly as a partner, stockholder or officer of an organization that has a relationship with us) and is independent within the meaning of the NYSE's director independence standards.

In determining that Mr. Beville is independent, the board of directors considered that in September 2009, Mr. Beville became an executive officer of the third party homebuilder that is a party to our joint venture arrangements as discussed above. Our board also considered that such third party homebuilder is a borrower with respect to loans arranged by CM Capital and funded by third party investors in the aggregate amount of $12.2 million and funded by an affiliate of ours, CM Notes, LLC, in the amount of $2.1 million. During 2009, the homebuilder paid CM Capital loan origination fees in the amount of $364,078 and loan servicing fees in the amount of $48,135. The board also considered that a trust controlled by Mr. Beville invested in two loans to third-party borrowers arranged by CM Capital in the aggregate principal amount of $150,000. During 2009, the trust earned interest on the loans in the amount of $4,875.

In determining that Mr. George is independent, the board considered that he is Jonathan Arens' uncle and has known Todd Parriott personally for a significant period of time. Mr. Arens was our Co-Chief Operating Officer until November 2008. In each of the above cases, the board of directors determined that in spite of these transactions and relationships, each of the independent directors exercises independent business judgment in fulfilling his duties as a director.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to us for the fiscal years ended December 31, 2009 and 2008 are set forth below.

	2009	2008
Audit Fees (a)		
Hancock Askew & Co. LLP	$ 256,438	$ 203,007
Audit-Related Fees (b)		
Eide Bailly LLP	2,500	4,790
Tax Fees (c)		
Hancock Askew & Co. LLP	5,300	16,650
Total	$ 264,238	$ 224,447

(a) Fees for audit services billed in 2009 and 2008 consisted of audit of the Company's annual financial statements, reviews of the Company's quarterly financial statements, consents and other services related to SEC matters.

(b) Fees for audit-related services billed in 2009 and 2008 consisted of services that are reasonably related to the performance of the audit or the review of our financial statements.

(c) Fees for tax-related services billed in 2009 and 2008 consisted of services that are reasonably related to the preparation of the tax returns of our taxable subsidiaries.

At its regularly scheduled and special meetings, the audit committee considers and pre-approves any audit and non-audit services to be performed by our independent accountants. The audit committee has delegated to its chairman, an independent member of our board of directors, the authority to grant pre-approvals of non-audit services provided that any such pre-approval by the chairman shall be reported to the audit committee at its next scheduled meeting. However, pre-approval of non-audit services is not required if (1) the aggregate amount of non-audit services is less than 5% of the total amount paid by us to the auditor during the fiscal year in which the non-audit services are provided; (2) such services were not recognized by the company as non-audit services at the time of the engagement; and (3) such services are promptly brought to the attention of the audit committee and, prior to completion of the audit, are approved by the audit committee or by one or more audit committee members who have been delegated authority to grant approvals. All services provided in 2008 were pre-approved.

The audit committee has considered whether the provision of these services is compatible with maintaining the independent accountants' independence and has determined that such services have not adversely affected the independence of Hancock Askew & Co. LLP.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. The following financial statements and schedules are filed as part of this report:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) Exhibits

2.1	Unit Purchase Agreement (included as Exhibit 2.1 to the Registrant's Form 8-K filed on November 16, 2004 and incorporated herein by reference)
3.1	Third Amended and Restated Articles of Incorporation (included as exhibit 3.1 to the Registrant's Form 10-K filed on March 31, 2008 and incorporated herein by reference).
3.2	Bylaws of the Company (included as Exhibit 3.2 to Amendment No. 2 to the Registrant's Registration Statement on Form S-11 (File No. 333-111643) (the "Registration Statement") and incorporated herein by reference).
4.1	Form of Common Stock certificate (included as Exhibit 4.1 to Amendment No. 2 to the Registration Statement and incorporated herein by reference).
4.2*	Amended and Restated Limited Right of Redemption Upon Death of a Stockholder by the Estate of the Stockholder Plan adopted November 13, 2009.
10.1	Form of Indemnity Agreement (included as Exhibit 10.3 to Amendment No. 6 to the Registration Statement and incorporated herein by reference).
10.2+	2004 Stock Incentive Plan (included as Exhibit 10.8 to Form 10-K/A filed on November 1, 2006 and incorporated herein by reference).
10.3	Junior Subordinated Indenture, dated June 16, 2006, by and between Desert Capital REIT, Inc. and JP Morgan Chase Bank, N.A. (included as Exhibit 10.1 to Form 10-Q filed on August 14, 2006 and incorporated herein by reference).
10.4	Amended and Restated Trust Agreement, dated June 16, 2006, by and among Desert Capital REIT, Inc. and JP Morgan Chase Bank, N.A., Chase Bank USA, N.A. and the Administrative Trustees Named Herein (included as Exhibit 10.2 to Form 10-Q filed on August 14, 2006 and incorporated herein by reference).
10.5	Purchase Agreement, dated as of November 21, 2007, among Desert Capital REIT, Inc., Desert Capital TRS, Inc., and Sandstone Equity Investors, LLC (included as Exhibit 2.1 to Form 8-K filed on November 28, 2007 and incorporated herein by reference).
10.6	Loan Agreement, dated as of November 21, 2007, between CM Capital Services, LLC and Desert Capital TRS, Inc. (included as Exhibit 10.12 to the Registrant's Form 10-K filed on March 31, 2008 and included herein by reference).
10.7	Promissory Note, dated as of November 21, 2007, issued by Consolidated Mortgage, LLC to Desert Capital TRS, Inc. (included as Exhibit 10.13 to the Registrant's Form 10-K filed on March 31, 2008 and included herein by reference).

10.8	Loan Origination Agreement, dated as of November 21, 2007, among Desert Capital REIT, Inc., Consolidated Mortgage, LLC and Sandstone Equity Investors, LLC (included as Exhibit 10.14 to the Registrant's Form 10-K filed on March 31, 2008 and included herein by reference).
10.9	Advisory Agreement, dated as of November 21, 2007, between Desert Capital REIT, Inc. and Sandstone Equity Investors, LLC (included as Exhibit 10.15 to the Registrant's Form 10-K filed on March 31, 2008 and included herein by reference).
10.10	Unit Pledge Agreement, dated as of November 21, 2007, between Desert Capital TRS, Inc. and Sandstone Equity Investors, LLC (included as Exhibit 10.16 to the Registrant's Form 10-K filed on March 31, 2008 and included herein by reference).
10.11	Agreement Regarding Incentive Payment, dated as of November 21, 2007, between Desert Capital REIT, Inc. and Burton Management Company, Ltd. (included as Exhibit 10.17 to the Registrant's Form 10-K filed on March 31, 2008 and included herein by reference).
10.12	Second Supplemental Indenture, dated as of June 6, 2008, between Desert Capital REIT, Inc., and the Bank of New York Trust Company National Association (as successor to JPMorgan Chase Bank, National Association), as Trustee (included as Exhibit 10.1 to the Registrant's Form 8-K filed on June 12, 2008 and incorporated herein by reference).
10.13	First Amendment to Loan Agreement, dated November 11, 2008, between Desert Capital TRS, Inc. and Consolidated Mortgage, LLC. (included as Exhibit 10.19 to the Registrant's Form 10-K filed on March 31, 2009 and included herein by reference).
10.14	Modification of Note, dated November 11, 2008, between Desert Capital TRS, Inc. and Consolidated Mortgage, LLC. . (included as Exhibit 10.20 to the Registrant's Form 10-K filed on March 31, 2009 and included herein by reference).
10.15	Guaranty, dated September 17, 2007, executed by Desert Capital REIT, Inc. for the benefit of the beneficiaries named therein. (included as Exhibit 10.21 to the Registrant's Form 10-K filed on March 31, 2009 and included herein by reference).
10.16*	Lease Agreement, dated effective as of November 16, 2009 between 3MO, LLC and Vegas Valley Food & Beverage, LLC.
10.17*	Asset Management Agreement dated February 19, 2010 between Desert Capital REIT, Inc. and CM Capital Services, LLC.
21.1*	List of Subsidiaries
31.1*	Certification of Chief Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer and Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed herewith **Furnished herewith +Compensation Plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, State of Nevada, on this 23th day of March, 2010.

DESERT CAPITAL REIT, INC.

By: /s/Todd B. Parriott
Todd B. Parriott, Chief Executive Officer, President and Chief Investment Officer and Chairman of the Board (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Todd B. Parriott and Stacy M. Riffe, and each of them, such individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such individual and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K, with all exhibits thereto, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully and to intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURES	TITLE	DATE
/s/Todd B. Parriott Todd B. Parriott	Chief Executive Officer, President, Chief Investment Officer and Chairman of the Board (Principal Executive Officer)	March 23, 2010
/s/Stacy M. Riffe Stacy M. Riffe	Chief Financial Officer (Principal Financial and Accounting Officer)	March 23, 2010
/s/G. Steven Dawson G. Steven Dawson	Director	March 23, 2010
/s/Robert Beville Robert Beville	Director	March 23, 2010
/s/James L. George James L. George	Director	March 23, 2010
/s/Tom Gustafson Tom Gustafson	Director	March 23, 2010
/s/Charles W. Wolcott Charles W. Wolcott	Director	March 23, 2010

AMENDED AND RESTATED LIMITED RIGHT OF REDEMPTION UPON DEATH OF A STOCKHOLDER BY THE ESTATE OF THE STOCKHOLDER

On April 15, July 15, October 15 and January 15 of each year we will, upon the death of any registered owner of shares of common stock, redeem such shares held by such registered owner upon presentation of the documentation described below by such registered owner's personal representative or surviving joint tenant(s). Our obligation to redeem the shares is subject to the following limitations:

- We will only redeem shares with a total redemption price of up to $100,000 per natural person, regardless of how title to the shares is held, on a one-time basis. After some shares are presented for redemption, no additional shares may be presented.
- In any one calendar year, we will only redeem shares for an aggregate redemption price of $2,000,000.
- The above annual redemption limitation is not cumulative. The difference, if any, between that year's redemption limitation and the amount actually redeemed in such year will not be available for redemption in later years.
- We will redeem shares only four times each year.
- Our obligation to redeem is subject to our availability of cash as determined by our board of directors.
- Our board of directors may in its discretion, amend or suspend this limited right of redemption if it determines that to do so is in our best interest. If our board amends or suspends this limited right of redemption, we will provide stockholders with 30 days advance notice through a filing with the SEC.

To redeem the shares under these circumstances, our transfer agent must receive (1) written request for redemption in form satisfactory to the transfer agent, signed by the personal representative or surviving joint tenant(s) of the registered owner within 180 days of the death of the registered owner; (2) notice of the number of shares to be redeemed; (3) appropriate evidence of death and ownership of such shares at the time of death; and (4) appropriate evidence of the authority of such personal representative or surviving joint tenant(s) to sell the shares. In order for the shares of common stock to be eligible for the redemption on any of the dates listed above, such shares must be presented for redemption in full compliance with the provisions set forth above, at least one month prior to such dates and must be deemed acceptable by the transfer agent at least 10 days prior to the applicable redemption date. Any shares not redeemed in any period because of the aggregate limitations described above will be held for redemption in subsequent periods until redeemed. Any shares not redeemed in any period because of the individual limitations described above will not have a right of redemption other than as available to stockholders generally. Redemption requests will be prioritized on a first-come, first-served basis.

Any redemption by us will be made in cash. If we are currently conducting an offering of common stock, the redemption price will be the current offering price or the actual purchase price, whichever is less, plus accrued and unpaid dividends. During periods when we are not engaged in an offering of common stock, the redemption price will be the net asset value as of the end of the most recent fiscal quarter as determined by our Board of Directors. We will engage a third party to conduct a UCC search to ensure that no liens or encumbrances are held against the shares presented for redemption. We will deduct $100 from the proceeds of the redemption to cover our costs for this search.

The death of a person, who during his lifetime, was entitled to substantially all of the beneficial interest of ownership of the shares of common stock will be deemed the death of a registered owner, regardless of the registered owner, if such beneficial interest can be established to the satisfaction of the transfer agent. Such beneficial interest shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or similar statute, community property or other joint ownership arrangements between husband and wife, and certain other arrangements where one person has substantially all of the beneficial ownership interest in the shares of common stock during his lifetime. In the case of shares of common stock registered in the name of banks, trust companies or broker-dealers who are members of a national securities exchange or FINRA ("Qualified Institutions"), the redemption limitations described above apply to each beneficial owner of shares of common stock held by any Qualified Institution. In connection with the redemption request, each Qualified Institution must submit evidence, satisfactory to the transfer agent, that it holds the shares of common stock subject to request on behalf of such beneficial owner and must certify the aggregate amount of redemption requests made on behalf of such beneficial owner.

Any redemption request may be withdrawn upon delivery of a written request for such withdrawal given to the transfer agent at least 10 days prior to payment for redemption of the shares by reason of the death of a beneficial owner. Any party withdrawing its redemption request may again present such shares for redemption by following the procedures set forth above.

LEASE

THIS LEASE, made this 16 day of November, 2009, by and between 3MO, LLC, a Nevada limited liability company, whose address is 1291 W. Galleria Drive, Suite 220, Henderson, Nevada 89014, the Lessor (hereinafter referred to as "Landlord"), and VEGAS VALLEY FOOD & BEVERAGE, LLC, a Nevada limited liability company, whose address is c/o Modern Bookkeeping, Inc., 8252 E. Lansing Road, Suite 101, Durand, Michigan 48429, the Lessee (hereinafter referred to as "Tenant").

WITNESSETH:

Landlord and Tenant hereby covenant and agree as follows:

1. Description and Improvements.

(A)Landlord, in consideration of the rents to be paid and the covenants and agreements to be performed by Tenant, does hereby lease unto Tenant the land and building(s) (which land and building(s) are hereinafter together sometimes referred to as the "Premises"), in the City of Las Vegas, County of Clark, and State of Nevada, commonly know as 4740 South Arville Street, Las Vegas, Nevada, together with all the tenements, hereditaments, improvements, appurtenances, rights, easements, and rights-of-way incident thereto (APN 162-19-801-003, 017, and 018 [Lots 1, 2, and 3 as shown by map thereof in File 35 of Parcels Maps, Page 1 in the Office of the Recorder, Clark County, Nevada]). Landlord makes no representation or warranties except those warranties expressly stated herein, and Landlord hereby disclaims any implied warranties or any warranty of fitness for a particular purpose.

(B)Landlord, in consideration of the rents to be paid and the covenants and agreements to be performed by Tenant, does hereby lease to Tenant all furniture, fixtures, machinery, equipment, supplies and other personal property used in connection with the operation of the adult nightclub at the Premises ("Tangible Assets") and all intangible assets ("Intangible Assets") used in connection with the operation of the adult nightclub at the Premises, including, but not limited to, telephone numbers, licenses and permits, customer lists, business records, and contracts acceptable to Tenant. During the Term of this Lease, Tenant shall have the license to use the marks, trademarks and logos associated with "Seamless" in connection with the business at the Premises. During the term of this Lease: (i) Tenant shall maintain and repair the Tangible Assets; (ii) Tenant shall pay all taxes and other assessments imposed on the Tangible Assets by governmental authorities; (iii) Tenant shall pay all fees relating to the Intangible Assets; (iv) Tenant shall insure the Tangible Assets against fire and other risks; and (v) Tenant shall furnish Landlord with current certificates of insurance for the Tangible Assets. Tenant hereby takes the Tangible Assets and Intangible Assets in their current AS-IS and WHERE-IS condition with all faults. Landlord makes no representations or warranties except those expressly set forth herein and Landlord hereby disclaims any implied warranty or any warranty of fitness for a particular purpose.

(C)Landlord will furnish Tenant with all reports, evaluations, notices, surveys and/or assessments prepared for, or in the possession of, or under the control of, Landlord pertaining to the Premises within ten (10) days after the date hereof.

2. Term. The term of this Lease shall be for a period of four (4) years beginning on the Commencement Date (the "Term"). As used in this Lease, the phrase "Commencement Date" shall mean November 1, 2009; provided Tenant has all licenses and permits required to operate an adult nightclub at the Premises, including a license to sell beer, wine, and liquor for consumption on the Premises. If Tenant does not have all licenses and permits required to operate an adult nightclub at the Premises, then the Commencement Date shall be the date on which Tenant obtains all licenses and permits required to operate an adult nightclub at the Premises. Prior to the date on which possession is delivered to Tenant, Tenant shall have the right to enter the Premises rent free, for the purpose of preparing for its occupancy and installing fixtures and equipment, and receiving property. If permitted under applicable laws, rules, and regulations, Tenant may operate Tenant's adult nightclub at the Premises using Landlord's or the prior occupant's licenses and permits until Tenant obtains all required licenses and permits required to operate an adult nightclub at the Premises.

3. Rent. During the Term, Tenant shall pay to Landlord, as rent for the Premises and the Tangible Assets and the Intangible Assets, the sum of Forty Thousand ($40,000.00) Dollars for each calendar month, payable on the first (1st) day of each calendar month ("Base Rent") for the current calendar month. If the Term shall commence on a date other than the first day of a calendar month, or shall end on a day other than the last day of a calendar month, the Base Rent for such first or last fractional month shall be such proportion of the monthly Base Rent as the number of days in such fractional month for which rent is payable bears to the total number of days in such calendar month, and such rent for a fractional month shall be payable on or before the first (1st) day of the calendar month following such fractional month. Absolutely no rent or other charge shall be payable by or due from Tenant for any period prior to the Commencement Date.

In addition to the Base Rent, Tenant shall pay to Landlord 30% of Tenant's "Net Profits" from Tenant's business operations at the Premises calculated on a monthly basis ("Percentage Rent"). The determination of Net Profits shall be made by Tenant's independent certified public accounting firm and shall be binding on Landlord, except for obvious errors. Exhibit B hereto lists certain guidelines to be followed by Tenant's independent certified public accounting firm in determining Net Profits for the purposes of this Lease. Tenant shall provide Landlord with monthly sales and income statements not later than the 20th day of each calendar month for the immediately preceding calendar month. Percentage Rent will be due on the first day of the calendar month after the statement of sales and income has been provided by Tenant to Landlord. Tenant's accounting firm shall provide a certified statement of the Net Profits to Landlord on an annual basis within 60 days of the close of Tenant's fiscal year. On November 1, 2010 (or the first anniversary of the Commencement Date if the Commencement Date is later than November 1, 2009), Tenant shall pay to Landlord the sum of One

Hundred Thousand ($100,000) Dollars as additional rent ("Additional Rent," the Base Rent, Percentage Rent and Additional Rent are sometimes referred to collectively herein as "Rents").

If any Rents are not paid within five (5) days after the due date and Landlord notifies Tenant, in writing, that such Rents have not been paid when due, then a late fee of 5% of the Rents which have not been paid when due shall be added to the Rents if the Rents are not sent to Landlord via overnight courier within two (2) business days after receipt by Tenant of the notice from Landlord.

In the event this Lease is terminated, cancelled, annulled, or voided, then all unearned rent and other charges paid in advance by Tenant shall be promptly refunded by Landlord to Tenant.

4. <u>Option to Purchase</u>.

(A)Landlord grants to Tenant the option to purchase the Premises and the Tangible Assets and the Intangible Assets ("Option"), exercisable by Tenant at any time beginning on the Commencement Date and ending ninety (90) days prior to the end of the Term. Tenant may not exercise the Option if Tenant is in material default under the Lease and Tenant has not cured such default after all required notices have been given and all grace periods have expired.

(B)The Option shall be exercised by written notice to Landlord of Tenant's election to exercise the Option, signed by a duly authorized representative of Tenant and served upon Landlord as provided in Paragraph 28(D) hereof.

(C)Landlord shall, within fifteen (15) days after Tenant exercises the Option, deliver to Tenant a commitment for the issuance of an A.L.T.A. policy of title insurance ("Commitment"), without standard exceptions, at standard rates without indemnification for matters not disclosed to Tenant, issued by a title company reasonably acceptable to Tenant("Title Agent"), in the amount of the Option Price, naming Tenant as the party to be insured, and showing title to the Premises in Landlord, free and clear of all liens and encumbrances, except those liens and encumbrances to which Tenant does not object or has waived Tenant's objection as provided in Paragraph 4(F) hereof.

(D)Landlord shall make all reasonable efforts to locate a survey of the Premises (and provide Tenant with an affidavit sufficient for Title Agent to delete the survey exception on the title policy insuring title to the Premises in Tenant). If Landlord cannot locate a survey of the Premises within thirty (30) days after the Commencement Date, then Tenant shall have prepared, at Tenant's expense, an A.L.T.A. survey of the Premises sufficient for Title Agent to delete the survey exception to the title policy issued to Tenant. If Tenant is required to obtain a survey of the Premises and Tenant exercises the Option and purchases the Premises, then Tenant shall be entitled to a credit against the Option Price equal to the lesser of (i) Tenant's cost of the survey, or (ii) the sum of $3,000.

(E)During the Term, Tenant may conduct, at Tenant's expense, inspections, examinations and tests of the structural components of the buildings and improvements on the Premises, the environmental and ecological condition of the Premises and other matters which Tenant desires to investigate. All such entries, tests, inspections, surveys and other examinations shall be carried out in such manner as will least disturb the Premises. Tenant must restore the Premises, as nearly as possible to its condition prior to such tests and examinations.

(F)Tenant shall have thirty (30) days after Tenant receives both the Commitment and the survey (either from Landlord or from the land surveyor or civil engineer engaged by Tenant) to notify Landlord of any defects or objections to the title to the Premises or any objections with respect to any matter reflected on the survey. If Tenant notifies Landlord of any objection to the survey or any defect or objection to title to the Premises prior to the expiration of the 30-day period to object to title or the survey, Landlord shall use Landlord's best efforts to cure the defects or objections within thirty (30) days following Tenant's notice of such defects or objections. If Landlord does not cure the defects or objections within 30 days following Tenant's notice of such defects or objections, Tenant may consummate the sale of the Premises, subject to the Schedule B Exceptions to which Tenant has not objected and the Schedule B Exceptions to which Tenant has objected but Landlord cannot cure ("Permitted Exceptions") if Tenant exercises the Option.

(G)At the closing ("Closing") of the sale of the Premises from Landlord to Tenant if Tenant exercises the Option, Landlord shall deliver or cause to be delivered to Tenant:

(i) A Grant Deed for the Premises sufficient to pass to Tenant good, fee simple, marketable and insurable title to the Premises, free and clear of all liens and encumbrances, except the Permitted Exceptions, and shall cause to be delivered to Tenant at the Closing a revised title insurance commitment which has the effect of updating the Commitment through and including the date of closing ("Closing Date").

(ii) A Warranty Bill of Sale executed and acknowledged by Landlord sufficient to convey to Tenant title to the Tangible Assets in their AS IS and WHERE IS condition.

(iii) An Assignment of all Intangible Assets in their AS IS and WHERE IS condition.

(iv) A certification by Landlord containing the following: (a) Landlord's U.S. Taxpayer Identification Number, (b) the business address of Landlord, and (c) a statement that Landlord is not a foreign person within the meaning of Sections 1445 and 7701 of the Internal Revenue Code of 1986, as amended ("Code") (Landlord is not a nonresident alien, foreign corporation, foreign partnership, foreign trust or foreign estate as those terms are defined in the Code and the applicable regulations promulgated thereunder).

(v) An Owner's Affidavit in such form as may be required by the Title Agent to issue to Tenant a title policy without standard exceptions.

(vi) Any other documents required by the Title Agent to issue to Tenant a title policy without standard exceptions and to cause to be delivered a revised title insurance commitment which has the effect of updating the Commitment through and including the Closing Date.

(vii) All architectural plans and specifications with respect to the Premises in Landlord's possession or control.

(viii) Copies of all licenses and permits relating to the operation of the Premises; and an assignment from Landlord to Tenant assigning all assignable licenses and assignable permits relating to the operation of the Premises.

(ix) A Closing Statement consistent with the terms and conditions described in this Paragraph 4.

(x) An Assignment from Landlord to Tenant of this Lease.

(xi) Any and all other documents reasonably required by Tenant, Tenant's attorneys, Tenant's lender, if any, and/or Title Agent to consummate the sale of the Premises from Landlord to Tenant. All closing documents shall be in form and substance reasonably satisfactory to Tenant's counsel and Landlord's counsel.

(H)If Tenant exercises the Option, the sale of the Premises and the Tangible Assets and the Intangible Assets from Landlord to Tenant shall be consummated at the office of the Title Agent within ninety (90) days after the Option is exercised by Tenant and Tenant may continue to occupy the Premises after the term of this Lease until Closing, subject to the same terms and conditions in this Lease, if the Closing occurs after the term of this Lease.

(I)If Tenant exercises the Option, the purchase price ("Option Price") for the Leased Premises and the Tangible Assets and the Intangible Assets to be paid by Tenant to Landlord shall be the sum of Ten Million ($10,000,000) Dollars.

(J)All special assessments assessed against the Premises prior to Closing shall be paid by Landlord; and general real estate taxes relating to the Premises shall not be prorated. The cost of a title insurance policy shall be paid by Landlord. Tenant shall pay the cost of any additional endorsements requested by Tenant. All real estate transfer, stamp or documentary taxes, recording fees and any other costs or charges of closing the sale from Landlord to Tenant not specifically referred to herein shall be paid and adjusted in accordance with local custom in the City of Las Vegas, Clark County, Nevada.

(K)The Option is assignable by Tenant.

5. Holdover. In the event Tenant remains in possession of the Premises after Tenant cancels or terminates this Lease, or remains in possession of the Premises after the expiration of the Term (if Tenant has not exercised the Option), the tenancy shall thereafter be from month to month at 125% of monthly Base Rent that immediately preceded such period and on the same other conditions (including the same Percentage Rent).

6. Alterations. Upon prior written consent of Landlord, which consent shall not be unreasonably withheld, conditioned, or delayed, Tenant shall have the right and privilege at all times during the continuance of this Lease to make, at Tenant's own expense, such alterations, changes, improvements and additions to the Premises as Tenant may desire provided such work when completed will not impair the structural integrity or soundness of the building. If Landlord does not approve or disapprove requested alterations, changes, improvements or additions to the Premises within five (5) business days after receipt by Landlord of Tenant's request to make alterations, changes, improvements, or additions to the Premises, then Landlord will be deemed to have consented to those alterations, changes, improvements or additions to the Premises requested to be made by Tenant. Any alterations, changes, improvements and additions made by Tenant shall immediately become the property of Landlord and shall be considered as a part of the Premises, except trade fixtures. Tenant may convert to Tenant's own use all old materials removed by Tenant when making alterations, changes, improvements and/or additions to the Premises. Tenant shall not be required to obtain prior approval from Landlord for alterations where the costs are less than $50,000. Tenant shall permit no mechanics liens or materialmens liens to be filed against the Premises.

7. NNN Lease. It is intended that this Lease be a true "triple net lease." In addition to the Rents, Tenant shall be responsible for any and all costs and expenses relating to possession, operation or use of the Premises, including but not limited to the following:

a.Taxes and Assessments. Tenant agrees to pay when due all property taxes and assessments for the Premises which arise or accrue during the Lease Term as provided in Section 18.

b.Utilities. Tenant agrees to pay when due all charges for all utility services on the Premises or any part thereof during the Term.

c.Building Interior and Exterior Repair, Maintenance and Use. Tenant agrees to maintain in good condition the Premises and any and all interior and exterior improvements and finishes, interior finishes, HVAC equipment, fixtures, equipment, structures and improvements associated with or located on the Premises, except for reasonable wear and tear and damage by the elements; provided that Tenant shall have the obligation to maintain the Premises in the same or better condition than when delivered to Tenant hereunder.

d.Insurance. Tenant agrees to provide and maintain at its expense, policies of fire and casualty insurance for the Premises as more specifically set forth in Section 11 below.

8. [INTENTIONALLY LEFT BLANK]

9. <u>Defaults by Tenant</u>.

(a) If the Rents above referred to or any part thereof shall be unpaid on the date of payment as required by the terms hereof, and remains so for a period of ten (10) days after Tenant shall have received from Landlord notice in writing of such default, then and in such case it shall and may be lawful for Landlord, at Landlord's option, by summary proceedings or by any other appropriate legal action or proceedings to terminate the Term of this Lease and to enter into the Premises or any part thereof and expel Tenant or any person or persons occupying the Premises, and so to repossess and enjoy the Premises as in Landlord's former estate. Landlord agrees that in no event shall the nonpayment of Rents be the basis of a forfeiture of this Lease or otherwise result in the eviction of Tenant or the termination of the term of this Lease unless said written notice shall have been served on Tenant as hereinbefore provided and Tenant shall have failed to cure such default within said ten (10) day period after the receipt of said notice.

(b) It is mutually agreed that if Tenant shall be in default in performing any of the terms or provisions of this Lease other than the provision requiring the payment of Rents and Landlord shall give to Tenant notice in writing of such default, and if Tenant shall fail to cure such default within thirty (30) days after receipt of such notice, or if the default is of such character as to require more than thirty (30) days to cure and Tenant shall fail to use reasonable diligence in curing such default after receipt of such notice, then and in any such event Landlord may cure such default for the account of and at the cost and expense of Tenant, and the full amount so expended by Landlord shall immediately be owing by Tenant to Landlord. However, in the event that Tenant shall be delayed or hindered in or prevented from the performance of any act required hereunder by reason of strikes, lockouts, labor troubles, inability to procure materials, failure of power, restrictive governmental laws or regulations, riots, insurrection, war or other reason of a like nature not the fault of Tenant, then performance of such act shall be excused for the period of the delay and the period for the commencement of performance of any such act shall be extended for a period equivalent to the period of such delay. Landlord agrees that in no event shall such default be the basis of a forfeiture of this Lease or otherwise result in the eviction of Tenant or the termination of the Term of this Lease.

10. <u>Fixtures</u>.

(a) Tenant may, at any time during the continuance of the Term of this Lease, or any extension of the Term, or within a reasonable time after the termination of the Term hereof, remove from the Premises all fixtures and other equipment which Tenant may have purchased, leased, or installed in said Premises or otherwise acquired (the "trade fixtures"). Tenant agrees to repair any damage which may be done to the Premises resulting from the removal of the trade fixtures, but such obligation shall not extend to painting or redecorating the Premises or any part thereof. Tenant shall not be required to remove the trade fixtures from the Premises at the end of the Term of this Lease, but if the trade fixtures are not removed within a reasonable time after the termination of the Term hereof, the trade fixtures then remaining in the Premises shall become the property of Landlord.

(b) Landlord acknowledges that Tenant may lease from a third party all or a portion of the trade fixtures to be installed in the Premises. Landlord agrees to promptly duly execute and delivery any waivers or consents which may be required by any proposed equipment lessor in connection with the leasing by Tenant of such trade fixtures, which waivers and consents may include, but shall not be limited to:

(i) an acknowledgment by Landlord that any claims that said equipment lessor may have against or with respect to such trade fixtures are superior to any lien or claim of any nature of Landlord with respect thereto;

(ii) a waiver by Landlord of all rights, which it may have to execute, attach, levy or distraint upon or against the trade fixtures;

(iii) the agreement of Landlord that all the trade fixtures shall remain personal property notwithstanding the manner or mode of the attachment thereof to the Premises, and shall not become a part of the realty;

(iv) the agreement of Landlord that, as between Landlord and any equipment lessor, the equipment lessor shall have the right to remove any or all of the trade fixtures from the Premises at any time or times;

(v) such other terms and provisions as the equipment lessor may require.

Landlord hereby irrevocably constitutes and appoints Tenant its attorney-in-fact to execute and deliver any such waiver or consent in the name of and on behalf of Landlord.

Landlord covenants and warrants that any mortgage hereafter placed upon Landlord's interest in the Premises shall require such mortgagee, upon request of Tenant, to promptly duly execute and deliver such waivers and covenants as may be required by any proposed equipment lessor in order to acknowledge that any claims which the equipment lessor may have against or with respect to the trade fixtures are superior to any lien or claim of any nature of the mortgagee with respect thereto, and in order to agree that the trade fixtures shall remain personal property notwithstanding the manner or mode of attachment thereof to the Premises, and may (as between the mortgagee and the equipment lessor) be removed from the Premises by the equipment lessor at any time or times.

11. <u>Insurance and Waivers.</u>

(a) Except for Tenant's and Landlord's respective obligations under Paragraphs 11 and 12 hereof, each party hereto does hereby release and discharge the other party hereto and any officer, representative or employee of such party, of and from any liability hereafter arising from loss, damage or injury caused by fire or other casualty for which insurance (permitting waiver of liability and containing a waiver of subrogation) is carried by the injured party at the time of such loss, damage or injury to the extent of any recovery by the injured party under such insurance.

(b) During the Term, and all extensions of the Term, Tenant shall maintain, at its expense, the following insurance on the Premises (hereinafter called the "Required Insurance"):

(i) Insurance against loss or damage by fire, lightning and other risks from time to time normally included under "extended coverage" policies, in amounts sufficient to prevent Landlord or Tenant from becoming a co-insurer of any loss under the applicable policies but in any event in amounts not less than the full insurable value of the building and other improvements on the Premises, provided such policies may have a deductible provision not exceeding $25,000. The term "full insurable value," as used herein, means actual replacement value as reasonably estimated by Tenant, but not less than $8,000,000.00 and excluding costs of excavation, paving, foundations and footings.

(ii) General public liability insurance against claims for bodily injury, death or property damage occurring on, in or about the Premises, such insurance to afford protection to Landlord and Tenant of not less than $2,000,000 with respect to any one accident, and not less than $150,000 with respect to property damage, provided that the policies for such insurance may have a deductible provision in an amount not exceeding $100,000, or provide for self-insured retention in an amount not exceeding $25,000. Policies for such insurance shall be for the mutual benefit of Landlord, Tenant and such subtenants and licensees as Tenant may designate, as their respective interests may appear.

(c) The Required Insurance shall name Tenant as the insured party thereunder and shall bear an endorsement naming Landlord as an additional insured; and the insurance mentioned in clause (i) above shall bear a first mortgagee endorsement in favor of any first mortgagee of the Premises of which Tenant has actual notice. Tenant may, at its expense, prosecute any claim against an insurer or contest any settlement with an insurer, in the name of Landlord, Tenant, and/or the first mortgagee, if any, and Landlord will join thereon at Tenant's written request.

(d) Insurance claims by reason of damage to or destruction of any portion of the Premises shall be adjusted, settled, prosecuted or contested by Tenant, but Landlord and any first mortgagee shall have the right to join with Tenant in adjusting, settling, prosecuting or contesting any such insured loss in excess of $250,000, and Tenant shall promptly notify Landlord and the first mortgagee, if any, of each such adjustment, settlement, prosecution or contest involving an insured loss claim in excess of $250,000. If the entire proceeds paid pursuant to any such claim shall not exceed $250,000, then such proceeds shall be payable directly to Tenant. If such proceeds shall exceed $250,000, then the excess over $250,000 shall be paid to a commercial bank, selected by Tenant, having a banking office in the State of Nevada, having a capital of not less than $100,000,000, and supervised by the Comptroller of Currency of the United States (such bank being herein called the "Insurance Trustee"). If the first mortgagee satisfies the above requirements for qualification as the Insurance Trustee, then the first mortgagee shall automatically become the Insurance Trustee, unless it declines to serve in such capacity. Landlord and Tenant shall each be responsible for one-half (1/2) of the fees and charges of the Insurance Trustee.

All insurance proceeds (other than the first $250,000 which is paid directly to Tenant), less any cost of recovery, shall be held by the Insurance Trustee and shall be applied by such Insurance Trustee to pay the costs of repair and restoration in accordance with the following provisions hereof. The insurance proceeds shall be paid by the Insurance Trustee to Tenant upon the delivery of Tenant's applications for payment to the Insurance Trustee as the work required by Paragraph 12 progresses.

(e) Every policy of Required Insurance shall contain, to the extent obtainable, an agreement that the insurer will not cancel such policy except after 30 days' written notice to Landlord, provided that if the cancellation is for non-payment of premiums the insurer need give only 10 days' written notice of cancellation to Landlord.

(f) Tenant shall deliver to Landlord promptly after the delivery of this Lease certificates of insurers evidencing all of the Required Insurance. Tenant shall, not later than 10 days prior to the expiration of any such policy, deliver other certificates evidencing the renewal of such insurance. If Tenant fails to maintain or renew any Required Insurance, or to pay the premium therefor, or to so deliver any such certificate, then Landlord, at its option, but without obligation to do so, may, upon five (5) business days' written notice to Tenant, procure such insurance. Any sums so expended by Landlord shall be an additional charge hereunder and shall be repaid by Tenant within thirty (30) days after receipt of bills therefor from Landlord accompanied by proof of payment of such premium by Landlord.

(g) Anything contained in this Paragraph 11 to the contrary notwithstanding, all Required Insurance may be carried under a "blanket" or "umbrella" policy or policies covering other properties or liabilities of Tenant, provided that such policies otherwise comply with the provisions of this Lease.

(h) Anything in this Lease to the contrary notwithstanding, Tenant alone (or a person or party designated by Tenant) shall be entitled to make claim and receive all insurance proceeds payable with respect to loss of business to Tenant, loss or reduction of profit to Tenant, depreciation of trade fixtures owned or leased by Tenant or any sublessee or licensee, damage or destruction to trade fixtures owned or leased by Tenant, cost of removal of trade fixtures and cost of reinstallation of trade fixtures.

12. Rebuilding. If the Premises shall, during the Term, be damaged or destroyed or rendered untenable, in whole or part, by or as the result or consequence of fire or any other casualty or cause covered by the Required Insurance provided by Tenant pursuant to the provisions of Paragraph 11(b) hereof or by the actual insurance that Tenant provides, Tenant shall promptly repair, rebuild and restore, but only to the extent of the sum of: (i) the insurance proceeds actually received by Tenant and the Insurance Trustee for such purpose, plus (ii) the amount of the deductible, if any, under the fire and extended coverage insurance maintained pursuant to Paragraph 11(b)(i) above (the aggregate sum of which amounts is called below the "Rebuilding Sum"), the damaged or destroyed building and other improvements to a good tenantable condition with reasonable dispatch. In no event shall Tenant's duty to rebuild and repair require an expenditure by Tenant in excess of the Rebuilding Sum.

If the building on the Premises is damaged or destroyed during the last year of the Term of this Lease, to the extent of more than one-half (½) of the value thereof, then Tenant shall have the right to terminate this Lease as of the date of such damage or destruction by giving written notice to Landlord within thirty (30) days following such damage or destruction.

All rebuilding and repairing of the Premises required by this Paragraph 12 shall be made in accordance with drawings and specifications approved by Landlord, which drawings and specifications shall call for a building for use and of a size, quality and value at least substantially equal to the building and improvements on the Premises immediately prior to such damage or destruction, unless otherwise agreed in writing by the Landlord and Tenant. Landlord shall approve or reject such drawings and specifications within ten (10) days after submission thereof to Landlord. Upon resubmission by Tenant to Landlord of revised drawings and specifications, Landlord shall approve or reject same within four (4) days after receipt thereof. If Landlord fails to reject the drawings and specifications within ten (10) days after the initial submission to it or within four (4) days after the resubmission to it, then it shall be conclusively presumed that the Landlord has duly approved.

The Rents herein provided shall abate entirely in case the entire Premises are untenable, or if Tenant determines it cannot economically conduct business from the undamaged portion of the Premises; and the Rents shall abate in a just and proportionate amount if only a portion of the Premises is untenable and Tenant is conducting its normal business from the undamaged portion of the Premises, until the same shall be restored to a good tenable condition. If Tenant shall have paid Rents in advance, Landlord shall immediately repay to Tenant an amount equal to the portion of the Rents so paid in advance, payment of which is abated. If Tenant terminates this Lease, pursuant to any of the provisions of this Paragraph 12, then Tenant shall have no obligation to perform any other duties or functions set forth hereunder.

Notwithstanding the foregoing provisions of this Paragraph 12, in the event the Premises shall be damaged or destroyed or rendered untenable, in whole or in part, by or as a result of the consequence of fire or other casualty or any other cause whatsoever prior to the end of the Term of this Lease, Tenant may exercise Tenant's option to purchase the Premises as provided in Paragraph 4 hereof and Tenant shall be entitled to receive all insurance proceeds as a result of such casualty or other cause.

13. Quiet Enjoyment.

(a) Landlord covenants and warrants that it owns good fee simple title to the Premises, and that it now has the right to make this Lease for the Term. Landlord covenants that it will put the Tenant into complete and exclusive physical possession of the Premises, free from any restrictions not disclosed to Tenant.

(b) Landlord covenants that upon payment by the Tenant of the Rents, and upon the substantial performance of all the covenants, terms and conditions on Tenant's part to be performed, Tenant shall peaceably and quietly hold and enjoy the Premises during the Term, without hindrance or interruption by any of the following: (i) Landlord or any, direct or remote, assignee of Landlord; (ii) any person or party claiming, directly or remotely, under or through Landlord; (iii) any person or party, directly or indirectly, acting under the direction or control of Landlord or under the direction or control of any person or party claiming, directly or remotely, under or through Landlord, or under the direction or control of any, direct or remote, assignee of Landlord; or (iv) any person or party acting in concert with Landlord or in concert with any, direct or remote, assignee of Landlord, or in concert with any person or party claiming, directly or remotely, under or through Landlord.

14. Right to Mortgage. Landlord reserves the right to subordinate this Lease to the lien of any first mortgage now or hereafter placed upon Landlord's interest in the Premises to secure a debt not to exceed the sum of $7,500,000; provided, however, that no default by Landlord under any mortgage, or any action of whatsoever kind or nature taken by any mortgagee, including without limitation the sale of the Premises upon foreclosure of the mortgage, shall affect Tenant's rights under this Lease or, directly or indirectly, disturb Tenant's peaceful and quiet possession and enjoyment of the Premises while Tenant is not in material default under this Lease and so long as Tenant's right to possession of the Premises has not been duly terminated pursuant to and in compliance with the provisions of Paragraph 9 of this Lease.

Any such first mortgage, now or hereafter encumbering the Premises, shall provide that the mortgagee or any transferee agrees to recognize this Lease and all of the Tenant's rights hereunder, including Tenant's Option to purchase the Premises, in the event of foreclosure or any other transfer of the Premises, while Tenant is not in material default under this Lease and so long as Tenant's right to possession of the Premises has not been duly terminated pursuant to and in compliance with the provisions of Paragraph 9 of this

Lease; and that such agreement of the mortgagee shall also be binding upon: (i) any party that buys the Premises at a mortgage foreclosure sale, and (ii) all persons and parties that, directly or remotely, claim under or through the mortgagee or any mortgage foreclosure sale buyer. Tenant agrees that any mortgagee may elect to have this Lease a prior lien to its mortgage, and in the event of such election and upon written notification by such mortgagee to Tenant to that effect, this Lease shall be prior in lien to the said mortgage, whether this Lease is dated prior to or subsequent to the date of such mortgage.

15. Eminent Domain. If: (i) the whole or any part of the building on the Premises, or (ii) more than 10% of the land comprising the Premises, shall be taken by any public authority or utility under the power of eminent domain, then Tenant shall have the right either to terminate this Lease by sixty (60) days' prior written notice given to Landlord by Tenant, which notice may be given at any time after such taking and on or before four (4) months after the date possession is required pursuant to such taking, or to continue in possession of the remainder of the Premises under the terms herein provided, except that the Term shall cease on the part so taken from the day possession of that part is taken, and the rent shall from and after such day be reduced as hereinafter provided in this Paragraph 15. If this Lease is not terminated, Landlord shall deposit with Tenant the entire proceeds of the condemnation award for the purpose of restoring the Premises to a tenable condition, and Tenant, but only to the extent of such condemnation proceeds, shall restore the Premises to a tenable condition substantially comparable to the condition thereof prior to the taking. If after restoration of the Premises to a tenable condition, any portion of the condemnation award deposited by Landlord with Tenant remains unused ("Unused Award"), then the Tenant shall pay the Unused Award over to the Landlord, subject, however, to the rights of the mortgagee, if any.

Tenant shall be entitled to claim an award for loss of business, going business, going concern value of business, goodwill, depreciation of trade fixtures and trade fixture and equipment damage, cost or removal of trade fixtures, cost of reinstallation of trade fixtures, and cost of all leasehold improvements made by Tenant; and Landlord shall not be entitled to any portion of such condemnation award, or to make a claim thereof.

If the Tenant does not elect to terminate this Lease pursuant to the provisions of this Paragraph 15, then if Tenant exercises the Option, the Option Price ($10,000,000) shall be reduced by the amount of the Unused Award.

Notwithstanding the foregoing provisions of this Paragraph 15, if the whole or any part of the Premises shall be taken by any public authority or utility under the power of eminent domain prior to the expiration of the Term, Tenant may exercise Tenant's option to purchase the Premises as provided in Paragraph 4 hereof and Tenant shall be entitled to receive the proceeds of all condemnation awards.

16. Use and Occupancy. The Tenant is granted the right to occupy and use the Premises to operate an adult nightclub and an after hours bar.

17. Subletting, Transfer and Assignment. Tenant shall have the unrestricted right to:

(i) transfer or assign this Lease, and/or,

(ii) sublet or license the use of all or any portion of the Premises; to an affiliate of Tenant. However, no transfer or assignment of this Lease shall release Tenant from its obligations hereunder.

18. Real Property Taxes.

(a) During the Term, Tenant shall pay all real property taxes and assessments assessed or levied against the Premises. Notwithstanding the preceding sentence, upon the expiration or early termination of the Term the real property taxes and assessments for the last year of this Lease shall be prorated on a per diem basis based upon the respective due dates of such taxes and assessments, and Tenant shall not be required to pay more than Tenant's prorated portion thereof; and Landlord shall pay, or reimburse Tenant for payment of the balance thereof. If actual taxes have not yet been determined, the parties agree that the prior year's taxes shall be used to allocate the prorata share of the parties. Tenant shall have the right to elect to pay any assessments in installments, if permitted by the taxing authority, and in such event Tenant shall be responsible only for its portion of such installments falling due during such term hereof and before the expiration or early termination of this Lease. Tenant shall provide Landlord with proof of payment of all taxes prior to their due date.

Tenant shall have the right to put its name on the real property tax rolls so that it possesses all the rights of the taxpayer.

Tenant shall have the right to appear in Landlord's name and on behalf of Landlord, or in Tenant's name, to protest and contest any tax increases upon the Premises, and Landlord shall fully cooperate with Tenant. Tenant shall not be required to pay any tax so long as Tenant shall contest in good faith and at its own expense, the existence, the amount, or the validity thereof by appropriate proceedings; provided, however, that Tenant shall take no action which results in the institution of any foreclosure proceedings or similar action against the Premises. Tenant shall have the right to institute and prosecute, in its name and/or the name of the Landlord, any actions Tenant deems appropriate for refund of any taxes, but the Tenant shall hold Landlord harmless from any costs and expenses incurred in any such action. Any taxes, interest, and costs recovered in any such proceeding shall belong to and be the property of Tenant.

(b) Notwithstanding the foregoing provisions of this Paragraph 18(b), Tenant shall not be required to reimburse Landlord for any taxes, assessments, levies or charges, at any time, imposed, levied or assessed upon Landlord, any gross receipts or similar taxes imposed or levied upon or assessed against or measured by rent or any other sums payable by Tenant hereunder, or this Lease or the leasehold estate hereby created unless any such tax or charge is hereafter imposed upon or levied or assessed against Landlord in substitution for or in place or reduction of any other currently existing real estate tax or assessment, in which case Tenant shall reimburse Landlord therefor.

19. Permits and Licenses. Landlord shall fully cooperate with Tenant to apply for and secure any building permits, licenses, variances, zoning, or permission of any duly constituted authority for the purposes of doing any things which Tenant is required or permitted to do under the provisions of this Lease. If Tenant requests Landlord to apply for and secure any such permits, licenses, variances, zoning, or permissions, and Landlord fails to do so within five (5) business days, then Landlord constitutes and appoints Tenant as Landlord's attorney-in-fact to apply for and secure any such permits, licenses, variances, zoning, and permissions.

20. Signs. Landlord agrees not to use or permit to be used for advertising purposes any part of the Premises, but agrees that Tenant or its subsidiaries or any person or party duly authorized by Tenant has the unrestricted right to place its signs, name or advertisements in, on, and about any portion of the Premises, without limitation, except such limitations as may be imposed by Tenant. Tenant shall have the right to use or lease the billboard sign located on the Premises during the Term. Any lease by Tenant to any third party for the billboard may extend no longer than the Term without prior written consent of the Landlord, which consent may be withheld in Landlord's sole discretion. All rents payable to Tenant under any billboard lease shall revert to Landlord upon termination of this Lease unless Tenant purchases the Premises as provided herein. Notwithstanding the foregoing provisions of this Paragraph 20, during the Term, Tenant shall have the right to use the billboard or permit an affiliate of Tenant to use the billboard without any payment or other compensation to Landlord other than the payment of Rents hereunder.

21. Waiver of Distraint. Landlord hereby expressly waives any and all rights granted by or under any present or future laws to levy or distraint for rent or other charges, in arrears, in advance or both, upon any goods, merchandise, equipment, fixtures, furniture and other personal property of Tenant or any nominee of Tenant in the Premises, delivered or to be delivered thereto.

22. Bankruptcy and Insolvency.

(a) In the event the estate created hereby shall be taken in execution or by other process of law, or if Tenant shall be adjudicated insolvent or bankrupt pursuant to the provisions of any state or federal insolvency or bankruptcy law, or if a receiver or trustee of the property of Tenant shall be appointed, or if any assignment shall be made of Tenant's property for the benefit of creditors or if a petition shall be filed by or against Tenant seeking to have Tenant adjudicated insolvent or bankrupt pursuant to the provisions of any state or federal insolvency or bankruptcy law and such petition shall not be withdrawn and the proceedings dismissed within 90 days after the filing of the petition, then and in any of such events, Landlord may terminate this Lease by written notice to Tenant; provided, however, if the order of the court creating any of such disabilities shall not be final by reason of pendency of such proceedings, or appeal from such order, or if the petition shall have been withdrawn or the proceedings dismissed within 90 days after the filing of the petition, then Landlord shall not have the right to terminate this Lease so long as Tenant performs its obligations hereunder.

(b) If, as a matter of law, Landlord has no right on the bankruptcy of Tenant to terminate this Lease, then, if Tenant, as debtor, or its trustee, wishes to assume or assign this Lease, in addition to curing or adequately assuring the cure of all defaults existing under this Lease on Tenant's part on the date of filing of the proceeding (such assurances being defined below), Tenant, as debtor, or the trustee or assignee, must also furnish adequate assurances of future performance under this Lease (as defined herein). Adequate assurance of curing defaults means the posting with Landlord of a sum in cash sufficient to defray the cost of such a cure. Adequate assurance of future performance under this Lease means posting a deposit equal to three (3) months' rent, and in the case of an assignee, assuring Landlord that the assignee is financially capable of assuming this Lease.

23. Right of First Refusal. If Landlord desires to sell or convey the Premises, or any portion thereof, to any party other than Tenant, then Landlord shall first offer to sell the Premises (or the portion being offered) to Tenant on terms no less favorable than offered (or proposed) by the third party. Notice of such proposed transaction shall be given to Tenant in writing and shall provide all of the material details of the sale, including the same terms and conditions as proposed to the third party. Tenant shall have the option to purchase the Premises (or the portion being offered); and Tenant must exercise Tenant's election to purchase the Premises (or the portion being offered) by giving written notice thereof to Landlord within thirty (30) calendar days after receipt of the offer to sell from Landlord. Notwithstanding any other provision of this Lease, if Tenant is given the right to purchase the Premises (or a portion thereof) pursuant to this Paragraph 23 and Tenant does not exercise Tenant's option to purchase the Premises (or the portion offered), then the Premises may be conveyed to the third party upon terms no more favorable than offered to Tenant and the Premises shall continue to be subject to this Lease and Tenant's Option to purchase the Premises set forth in Paragraph 4 hereof. The sale to the third party must be consummated within ninety (90) days after Tenant's option under this Paragraph 23 expires. If Tenant does not exercise Tenant's right of first refusal in this Paragraph 23 and the Premises are sold to a third party, then Tenant's rights under this Paragraph 23 of the Lease shall continue until the end of the Term.

24. Mitigation of Damages.

Notwithstanding any of the terms and provisions herein contained to the contrary, Landlord shall have the duty and obligation to mitigate, in every reasonable manner, any and all damages that may or shall be caused or suffered by virtue of Tenant's defaults under or violation of any of the terms and provisions of this Lease.

25. Consent of Landlord.

Wherever the consent or approval of the Landlord is required in this Lease, such consent or approval shall not be unreasonably withheld or delayed or conditioned. If the Tenant does not receive written objections from the Landlord within ten (10) days after Tenant has given notice requesting such consent or approval of the Landlord, then it shall be conclusively presumed that the Landlord has duly consented and approved.

26. Encumbrances During the Term of this Lease. Landlord shall not assign or transfer Landlord's interest in the Demised Property or create any lien or encumbrance upon the Demised Property, except as specifically provided in Paragraph 14 hereof or Paragraph 23 hereof.

27. Indemnity. Tenant shall indemnify Landlord and save it harmless from and against any and all suits, actions, damages, claims, liability and expense in connection with loss of life, bodily or personal injury, or property damage arising from or out of any occurrence in, upon, at or from the Premises, or the occupancy or use by Tenant of Premises or any part thereof, or occasioned wholly or in part by any act or omission of Tenant, its agents, contractors, employees, servants, invitees, licensees, or concessionaires, unless caused or contributed to by Landlord's gross negligence or intentional misconduct.

28. Release of Lessor. Except for Landlord's gross negligence or intentional misconduct, Landlord shall not be liable for any loss or damage to Tenant, Tenant's personal property or to Tenant's business operations. Tenant shall use and enjoy the Premises at its own risk, and hereby releases Landlord, to the full extent permitted by law, from all claims of every kind resulting in loss of life, personal or bodily injury, or property damage.

29. Miscellaneous Provisions.

(a) Waiver. One or more waivers of any covenant or condition by Landlord or Tenant shall not be construed as a waiver of a subsequent breach of the same covenant or condition, and the consent or approval by either party to or of any act by the other party requiring consent or approval shall not be deemed to render unnecessary consent or approval to or of any subsequent similar act. No breach of a covenant or condition of this Lease shall be deemed to have been waived by either party, unless such waiver be in writing signed by the other party.

(b) Entire Agreement. This Lease sets forth all the covenants, promises, agreements, conditions and understandings between Landlord and Tenant concerning the Premises, and there are no covenants, promises, agreements, conditions or understandings, either oral or written, between them concerning the Premises other than are herein set forth. No alteration, amendment, change or addition to this Lease shall be binding upon Landlord or Tenant unless reduced to writing and signed by each party.

(c) Interpretation and Use of Pronouns. Nothing contained herein shall be deemed or construed by the parties hereto, nor by any third party, as creating the relationship of principal and agent or of partnership or of joint venture between the parties hereto, it being understood and agreed that no provision contained herein or any acts of the parties herein, shall be deemed to create any relationship between the parties hereto other than the relationship of Landlord and Tenant. Whenever herein the singular is used, the same shall include the plural, and the neuter gender shall include the feminine and male genders, and vice-versa. The terms "hereof," "herein," "hereby," "hereto," and "hereunder" and similar terms mean this Lease, and the term "heretofore" means before, and the term "hereafter" means after, the date this Lease is signed by both Landlord and Tenant.

(d) Notices. Any notice, demand, request or other instrument which may be or is required to be given under this Lease shall be sent by United States certified mail, return receipt requested, postage prepaid, and shall be addressed as follows:

If to the Landloard:
3MO, LLC
1291 W. Galleria Drive
Suite 220
Henderson, Nevada 89014

If to the Tenant:
Modern Bookkeeping, Inc.
8252 E. Lansing Road, Suite 101
Durand, Michigan 48429

Either party to this Lease may, by notice to the other party, change the address to which notices to it should be sent and/or the person in whose care the notices should be addressed.

(e) Notice by Tenant of Fire or Accident. Tenant shall give notice to Landlord in case of fire or material accidents in the Premises.

(f) Captions and Section Number. The captions, paragraph numbers, and index appearing in this Lease are inserted only as a matter of convenience and in no way define, limit, construe, or describe the scope or intent of such paragraph or subparagraph of this Lease nor in any way affect this Lease.

(g) Recording. Upon the request of either party hereto, the other party shall join in the execution of a memorandum or so-called "short form" of this Lease for the purposes of recordation. Such memorandum or short form of this Lease shall describe the parties, the Premises, the term of this Lease, any special provisions (including the Option to purchase the Premises and Tenant's right of first refusal), and shall incorporate this Lease by reference.

(h) Laws of the State of Nevada and Severability. This Lease shall be governed by and construed in accordance with the laws of the State of Nevada. If any provision of this Lease or the application thereof to any party or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Lease shall not be affected thereby and each provision of the Lease shall be valid and enforceable to the fullest extent permitted by law.

(i) Exhibits. Any Exhibits referred to in this Lease are incorporated herein by reference.

(j) Successors. All rights and liabilities herein given to, or imposed upon, the respective parties hereto shall extend to and bind their respective successors and assigns.

(k) Counterparts. This Lease, and all amendments hereto, may be executed in several counterparts. For the purposes of this Lease, facsimile signatures shall have the same force and effect as original signatures.

(l) Drafting of Lease. This Lease was prepared and negotiated by Landlord and Tenant, and all of the provisions contained in this Lease shall be construed without prejudice to the party that actually memorialized this Lease in final form; and this Lease shall be considered to be drafted by both Landlord and Tenant.

(m) Unavoidable Delays. If either Landlord or Tenant shall be prevented or delayed from punctually performing any obligation or satisfying any condition pursuant to this Lease by any strike, lockout, labor dispute, inability to obtain labor or material, Act of God, governmental restriction, regulations or control, enemy or hostile governmental action, civil commotion, insurrection, sabotage, fire or other casualty or by any other force majeure event, the time to perform such obligation or satisfy such condition shall be postponed by the period of time equal to the delay. If either party shall, as a result of any such event, be unable to exercise any right or option within any time limit provided therefor in this Lease, the time for exercise thereof shall be postponed for the period of time equal to such delay. In no event shall Tenant's obligation to pay its rent or taxes or any other charges hereunder be delayed or extended by reason of the foregoing events.

30. **Liability Under Lease.** The maximum liability of the equity owners of Tenant hereunder is the lesser of (i) three months' Base Rent ($120,000), or (ii) if Tenant gives Landlord notice that Tenant will vacate the Premises, an amount equal to $120,000 times a fraction, the numerator of which is the number of days notice Tenant gives to Landlord before Tenant vacates the Premises and the denominator of which is 90.

IN WITNESS WHEREOF, said parties have executed this Lease as of the day and year first above written.

3MO, LLC, a Nevada limited liability company
By: Desert Capital TRS, Inc.,
a Delaware corporation
Its Manager

By: /s/Todd Parriott
Todd Parriott
Its President
"Landlord"

VEGAS VALLEY FOOD & BEVERAGE, LLC,
a Nevada limited liability company

By: /s/Robert Proden
Robert Proden
Its Manager
"Tenant"

ASSET MANAGEMENT AGREEMENT

This ASSET MANAGEMENT AGREEMENT (the "Agreement") is executed and effective as of February 19, 2010 (the "Effective Date") by and between **DESERT CAPITAL REIT, INC** ., a Maryland corporation ("Owner") and **CM CAPITAL SERVICES, LLC**, a Nevada limited liability company (the "Asset Manager").

RECITALS

A The Owner owns a portfolio of loans (the "Loans") secured by liens on real property.

B. Certain of the Loans are nonperforming and are in default.

C. Through foreclosure or otherwise,certain of the Owner's Loans have been converted from an interest in the Loans as a lender, to a direct or indirect ownership interest in real property (collectively, the "Property") as more particularly described in Exhibit A attached hereto and incorporated herein.

D. The Owner's ownership interest in each Property is held indirectly through limited liability companies (collectively, the "Property LLCs"). Certain of the Property LLCs also have other members that were previously participating lenders with respect to the Loans and Property ("Participating Lenders"). The Asset Manager is the manager of each of the Property LLCs on behalf of the Participating Lenders.

E. Owner and each of the other Participating Lenders, as members of the Property LLCs have engaged the Asset Manager to collect and foreclose on its nonperforming loans and to manage and ultimately dispose of the related property on his or her behalf.

F. The Owner also desires to engage the Asset Manager to collect and foreclose on certain Loans and to manage and ultimately dispose of the Property on behalf of the Owner as a member (either sole or in connection with other Participating Lenders, as members) of the Property LLCs.

NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

ARTICLE 1

COMMENCEMENT AND TERMINATION DATES; AUTHORITY OF ASSET MANAGER

1.1 Commencement and Termination. With respect to any Loan, the Asset Manager's duties and responsibilities under this Agreement shall begin on the date the Owner informs Asset Manager that a Loan is in default and that it desires Asset Manager to begin proceedings to collect and/or foreclose the Loan. The Asset Manager's duties and responsibilities under this Agreement shall terminate on the earlier of (a) with respect to such Loan or any interest therein, the sale of the Property or any direct or indirect interest therein, or (b) the termination of this Agreement pursuant to Article 7.

1.2 Approval of the Owner. Notwithstanding anything to contrary contained in any other agreement executed by or on behalf of the Owner, the prior written approval, consent or other action by the Owner shall be required to approve: (a) with respect to any Loan, the initiation or commencement of any foreclosure proceeding or the acceptance of any deed in lieu of foreclosure; (b) all leases of the Property or any part of thereof and any and all amendments thereof; (c) all financings and refinancings of the Property or any part thereof; (d) the creation or incurrence of any lien or other encumbrance against the Property; and (e) the sale, transfer or conveyance of any part of the Property (other than a sale, transfer or conveyance otherwise approved by the Majority Members (hereinafter defined)). The members in a subject Property LLC owning more than 50% of the undivided interests in such Property LLC are hereinafter referred to as the "Majority Members."

ARTICLE 2

ASSET MANAGER'S RESPONSIBILITIES

2.1 Status of the Asset Manager. The Owner and the Asset Manager do not intend to form a joint venture, partnership or similar relationship. Instead, the parties intend that the Asset Manager shall act solely in the capacity of an independent contractor for the Owner. Nothing in this Agreement shall be construed to mean that the Asset Manager and the Owner are joint venturers or partners of each other and neither shall have the power to bind or obligate the other party by virtue of this Agreement, except as expressly provided in this Agreement.

2.2 Asset Management Services.

(a) Foreclosure; Deed-in-Lieu of Foreclosure.

(i) If foreclosure of a nonperforming Loan has been approved by the Owner (and the requisite Majority Members, if applicable), the Asset Manager shall initiate or cause to be initiated the foreclosure action according to such procedures as are authorized by the applicable loan documents, applicable law and the practices in the locality where the related mortgaged property (the "Mortgaged Property") is located. In the event that title to the Mortgaged Property is acquired in foreclosure or by deed in lieu of foreclosure, the deed or certificate of sale shall be taken in the name of a new Property LLC for the benefit of the Owner (and Participating Lenders, if any) of the related Loan.

(ii) The Asset Manager shall determine the advisability of seeking to obtain a deficiency judgment if the state in which the Mortgaged Property is located and the terms of the Loan documents permit such an action and shall seek such deficiency judgment if Asset Manager, in its discretion, deems advisable.

(iii) After a Loan has been liquidated, the Asset Manager shall promptly prepare and forward to the Owner a liquidation report detailing the liquidation proceeds received from the liquidated Loan, expenses incurred with respect thereto and any realized profit or loss incurred in connection therewith.

(iv) If acceptance of a deed in lieu of foreclosure has been approved by the Owner (and the requisite Majority Members, if applicable), the Asset Manager may accept a deed in lieu of foreclosure, provided that the following conditions are satisfied: (A) marketable title as evidenced by a policy of title insurance can be conveyed to and acquired by the Property LLC or its designee; (B) no cash consideration is to be paid to the related borrower by the Property LLC or the Owner; and (C) the Asset Manager has obtained from the borrower a written acknowledgment that the deed is being accepted as an accommodation to the Borrower and on the condition that the Mortgaged Property will be transferred to the Property LLC or its designee free and clear of all claims, liens, encumbrances, attachments, reservations or restrictions except for those to which the Mortgaged Property was subject at the time the Mortgaged Property became subject to the Mortgage. Title shall be conveyed directly from the borrower to a new Property LLC for the benefit of the lender(s) of the related Loan.

(v) The Asset Manager shall prepare a written estimate of the amount of attorneys' fees, trustee's fees and other costs in respect of any foreclosure or deed in lieu of foreclosure acquisition and shall provide copies of such estimates to the Owner. The Asset Manager shall arrange for payment of attorneys' fees, trustees' fees and other foreclosure costs at the commencement of foreclosure proceedings.

(vi) The Asset Manager shall be entititled to reimbursement of all costs, fees and expenses made in connection with such Loan or such foreclosure or other action, out of amounts obtained by the Asset Manager on behalf of Owner, prior to remittance of any such amounts to the Property LLC for the benefit of the Participating Lender(s). Any such expenses may be reimbursed only if a detailed and itemized invoice is provided to Owner.

(b) Title, Management and Disposition of the Property.

(i) Upon the acquisition of a Property by foreclosure or a deed in lieu of foreclosure, the Asset Manager shall thereafter: (A) deliver the deed or certificate of sale to the Property LLC, or its nominee; (B) manage, conserve and protect the Property in the same manner and to such extent as is customary in the locality where such Property is located as the Asset Manager deems to be in the best interest of the Property LLC for the benefit of the Participating Lenders of the related Loan; (C) pay all costs such as taxes and assessments relating to the Property; (D) process any claims for redemption and otherwise comply with any redemption procedures required by applicable law; (v) sell or otherwise dispose of the Property and remit the proceeds to the Property LLC for the benefit of the lender(s); and (vi) timely file any and all federal, state and local tax or information returns or reports as are required as a result of the acquisition or disposition of the Property and perform any withholding required in connection therewith.

(ii) Within thirty days following the acquisition of a Property by a Property LLC, the Asset Manager shall prepare and submit to the Owner for approval a proposed annual budget for the Property (each, a "Budget"). On or before November 15th of each calendar year commencing November 15, 2010, the Asset Manager shall prepare and deliver to the Owner for approval a proposed Budget for each Property for the next calendar year. The Owner shall be deemed to have approved each Budget unless the Owner provides written notice to the Asset Manager indicating specific objection to certain Budget items within thirty days after the date on which any such Budget is given to the Owner. In the event the Owner does not approve any Budget, the Owner shall negotiate in good faith with the Asset Manager for 15 days to resolve the issue. The Asset Manager may proceed under the terms of the proposed Budget for items that are not objected to and may take any action with respect to items not approved for Emergency Expenditures (hereinafter defined). In the event that the items to which there is an objection are operational expenditures, as opposed to capital expenditures, the Asset Manager shall be entitled to operate the related Property using the prior year's Budget until approval is obtained. The Asset Manager shall provide the Owner such information regarding any Budget as may be, from time to time, reasonably requested by the Owner. The Asset Manager may at any time submit a revised Budget to the Owner, and the Owner shall approve or disapprove such revised Budget in accordance with the same procedure as set forth above. The Asset Manager shall charge all expenses to the proper account as specified in the related Budget, provided that the Asset Manager may reallocate savings from one line item to other line items, for the benefit of the Owner, without further approval. The Asset Manager shall submit a revised Budget to the Owner before making any expenditure not within the Budget unless the expenditure is $5,000 or less for any one item and, in the Asset Manager's reasonable judgment, is required to avoid personal injury, significant property damage, a default under any loan encumbering the Property, a violation of applicable law or the suspension of a service (collectively, "Emergency Expenditures"). Notwithstanding any provision herein to the contrary, the Asset Manager shall not make any expenditure which the Owner has expressly prohibited pursuant to a written notification to the Asset Manager.

(iii) Together with the submission of the proposed Budget for each Property, the Asset Manager shall submit each year to the Owner: (i) a strategic marketing and disposition plan for such Property (the "Marketing Plan"), and (ii) an operating plan for the general operation and maintenance of such Property (collectively, with the Marketing Plan, the "Operating Plan"). The Asset Manager shall re-evaluate the strategy for each constituent part of the Property on a quarterly basis and may at any time submit a revised Operating Plan to the Owner with respect to any part of the Property.

(iv) The Asset Manager shall manage, conserve, protect and operate each Property for the Owner and the other members of the Property LLC, if any, in accordance with the Operating Plan established for such Property and solely for the purpose of its prudent disposition and sale. The Asset Manager shall, either itself or through an agent selected by the Asset Manager, manage, conserve, protect and operate the Property in the same manner that it manages, conserves, protects and operates other foreclosed property for its own account and in the same manner that similar property in the same locality as the Property is managed. The Asset Manager shall attempt to sell the same on such terms and conditions as the Asset Manager deems to be in the best interest of the Owner and the other members of the Property LLC, if any.

(v) Until the Property is disposed of, the Asset Manager shall (A) take appropriate action to secure the Property and maintain proper surveillance over it; (B) pay all fees, expenses, costs, taxes and assessments of the Property LLC relating to the Property and in accordance with the applicable Budget from amounts on deposit from time to time in the Reserve Account (hereinafter defined) or as otherwise advanced by the Property LLC; (C) maintain the Property so as to preserve its value and prevent any additional deferred maintenance; and (D) submit annual statements for services to the Owner and the other lenders of the related Loan, if any, together with additional documentation including statements of income and expenses (accompanied by copies of paid invoices for every expense item). Each such annual statement shall include a detailed and itemized invoice of all fees, expenses and any other amounts that the Asset Manager has paid to any person (including payments of fees and reimbursements of expenses to the Asset Manager) from amounts on deposit in the Reserve Account.

(vi) The Asset Manager shall manage, operate and maintain the Property in an efficient, economic and satisfactory manner and for the protection of the interests of the Owner and the other members of the Property LLC, if any, subject to (a) all applicable laws, statutes, orders, codes, regulations and requirements of any federal, state or local governmental authority having jurisdiction as well as the orders of the fire marshal, board of fire underwriters and similar bodies, and (b) the terms and provisions of this Agreement. The Asset Manager shall keep the Property clean and in good repair, shall order and supervise the completion of any repairs as may be required and shall generally do and perform, or cause to be done or performed, all things necessary, required or desirable for the proper and efficient management, operation and maintenance of the Property.

(vii) Until the Property is disposed of, the Asset Manager shall maintain for such Property, if appropriate, a standard hazard insurance policy providing fire and extended coverage in an amount equal to the full replacement cost of all improvements on the Property, which requirement may be satisfied by a master force placed or blanket insurance policy insuring against hazard losses. If the Property is in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards (and such flood insurance has been made available) if appropriate, the Asset Manager shall maintain a flood hazard insurance policy meeting the requirements of the current guidelines of the Federal Insurance Administration with an insurance carrier generally acceptable to commercial mortgage lending institutions for properties, similar to the Property in an amount representing coverage not less than the lesser of (A) the full insurable value of such Property, or (B) the maximum amount of insurance which is available under the Flood Disaster Protection Act of 1973, as amended from time to time. The Asset Manager will also maintain comprehensive general liability insurance and business interruption insurance (to the extent applicable) in such amounts as are then customary for similarly situated properties and businesses.

(viii) The Asset Manager shall remit the proportionate part of all funds collected and received in connection with the operation or disposition of any Property to the Owner and the other members of the Property LLC, if any, no later than three (3) Business Days immediately following notice of receipt of such funds, net of any funds then due and payable to Asset Manager for the operation, management, insurance and maintenance of the Property.

(ix) If as of the date of disposition of any Property there remain unpaid any REO Processing Fees (defined below) or Asset Management Fees (defined below) with respect to the related Loan and Property, the Asset Manager shall be entitled to payment for the unpaid REO Processing Fees and/or Asset Management Fees and reimbursement for the unreimbursed related expenses from proceeds received in connection with the disposition prior to remittance of any proceeds to the Owner and the other members of the Property LLC, if any. Any such fees and expenses may be paid or reimbursed only if a detailed and itemized invoice is provided to Owner.

(x) The Asset Manager shall identify, evaluate, review, analyze, structure and negotiate the disposition of each Property. The disposition of each Property shall be carried out by the Asset Manager at such price and upon such terms and conditions as the Asset Manager, in its reasonable judgment, believes to be in the best interests of the Owner and the other members of the Property LLC, if any, subject in all cases to the prior approval of the Owner or the Majority Lenders, as applicable. Upon the sale of any Property, the Asset Manager shall remit the net cash proceeds remaining after payment of expenses of the sale to the Owner and the other members of the Property LLC, if any.

(xi) The Asset Manager shall perform all services in accordance with the terms of this Agreement and in accordance with customary standards and best practices for management of comparable types of Property in the Las Vegas, Nevada area.

2.3 Employees/Independent Contractors of the Asset Manager. The Asset Manager shall employ, directly or through third party contractors (for example, an employee leasing company or on-site property manager), at all times, a sufficient number of capable employees and/or independent contractors to enable the Asset Manager to properly, adequately, safely and economically perform its responsibilities under this Agreement. All matters pertaining to the supervision of such employees shall be the responsibility of the Asset Manager. All salaries and benefits and positions of employees who perform work in connection with the Property shall be the responsibility of the Asset Manager.

2.4 Compliance with Laws, Mortgages and Other Matters.

(a) The Asset Manager shall use its commercially reasonable efforts to comply, and cause the Property to be in compliance, with any deed of trust, mortgage or other loan or security documents (collectively, the "Loan Documents") and all applicable governmental requirements, including by way of illustration, but not limitation, Board of Fire Underwriters or other similar body, relative to the performance of its duties hereunder, ordinances, roles, regulations and requirements. The Asset Manager may implement such procedures with respect to the Property as the Asset Manager may deem advisable for the more efficient and economic management and operation thereof.

(b) The Asset Manager shall furnish to the Chief Financial Officer of the Owner, promptly after receipt, any notice of violation of any governmental requirement or order issued by any governmental entity, any Board of Fire Underwriters or other similar body against the Property, any notice of default from the holder of any Loan Document, or any notice of termination or cancellation of any insurance policy (which is not immediately replaced by the Asset Manager).

2.5 Taxes and Mortgages. The Asset Manager, unless otherwise requested, shall obtain and verify bills for real estate and personal property taxes, general and special real property assessments and other like charges (collectively, "Taxes") which are, or may become, liens against the Property or any part thereof. The Asset Manager shall appeal such Taxes as the Asset Manager may decide, in its reasonable judgment, to be prudent. The Asset Manager shall report any such Taxes that materially exceed the amounts contemplated by the Budget to the Owner prior to the Asset Manager's payment thereof. The Asset Manager, if requested by the Owner, will cooperate to prepare an application for correction of the assessed valuation to be filed with the appropriate governmental agency. The Asset Manager shall pay, within the time required to obtain discounts, from funds provided by the Owner and the Participating Lenders, if any, all utilities, Taxes and payments due under each lease or Loan Document, if any, affecting the related Property.

2.6 Miscellaneous Duties. The Asset Manager shall:

(a) maintain at the Asset Manager's office and readily accessible to the Owner, orderly files containing rent records, insurance certificates, Leases and subleases, correspondence, receipted bills and vouchers, bank statements, canceled checks, deposit slips, debit and credit memos, and all other documents and papers pertaining to each constituent part of the Property and the operation thereof;

(b) provide information about the Property necessary for the preparation and filing by the Owner of its income or other tax returns required by any governmental authority, including annual statements, identifying the Owner's undivided percentage of all expenses paid and income received by the Owner;

(c) check all bills received for the services, work and supplies ordered in connection with maintaining and operating the Property and, except as otherwise provided in this Agreement, pay such bills when due and payable; and

(d) not knowingly permit the use of the Property for any purpose that might violate applicable law or that might void any policy of insurance held by the related Property LLC or the Owner, as the case may be, or which might render any material loss thereunder uncollectible.

All such records are the property of the related Property LLC and originals or copies thereof will be delivered to the related Property LLC upon written request (at the expense of the related Property LLC).

2.7 Right to Subcontract Property Management Functions. The Asset Manager reserves the right, in its sole discretion, to subcontract some or all of the property management functions described herein to local property managers and certain other parties (which may be affiliates). The Asset Manager shall notify the Owner in the event some or all of the property management functions described herein are subcontracted to such local property managers or other parties. However, except as expressly provided herein, the fees to be paid to the Asset Manager under this Agreement are inclusive of fees payable to such third parties unless otherwise mutually agreed to by the Owner and the Asset Manager.

2.8 Joint Venture Agreements. The terms of any joint venture agreement to be entered into by the Owner or any Property LLC, as the case may be, or affecting any part of the Property must be approved by the Owner.

ARTICLE 3

FINANCIAL REPORTING AND RECORD KEEPING

3.1 Books of Accounts. The Asset Manager shall maintain adequate and separate books and records for the Property with the entries supported by sufficient documentation to ascertain their accuracy with respect to the Property. The Asset Manager shall maintain such books and records, including separate accounting records for the Owner's income and expense of the Property, at the Asset Manager's office. The Asset Manager shall promptly supply to the Owner such information arising from the activities of the

Asset Manager on behalf of the Owner as the Owner may reasonably request. The Asset Manager shall permit the Owner, its agents and representatives, the Owner's auditors and tax preparers and their respective employees and representatives to inspect and make copies of such books and records at all reasonable times. The Asset Manager shall ensure such control over accounting and financial transactions as is reasonably necessary to protect the Owner's assets from theft, material error or fraudulent activity by the Asset Manager's employees.

3.2 Financial Reports. The Asset Manager shall deliver to the Owner within a reasonable time after (a) the close of a calendar quarter, and (b) the termination of this Agreement, a statement of income and expenses and a balance sheet for the each Property. The statement of income and expenses, the balance sheet, and all other financial statements and reports shall be prepared on a cash basis and in compliance with all reporting requirements relating to the operating of each Property and required under any deed of trust or mortgage affecting the Property.

ARTICLE 4

PAYMENTS OF EXPENSES

4.1 Costs Eligible for Payment from Operating Account. The Asset Manager shall pay out of funds on deposit in the Reserve Account (defined term) or otherwise advanced from time to time by the Property LLC, the actual and reasonable out-of-pocket costs and expenses of the operation, maintenance and repair of the Property and to the extent any such amounts are advanced by the Asset Manager (provided, the Asset Manager shall have no obligation to advance any amount) shall be reimbursed by the applicable Property LLC, including, without limitation, the following:

(a) cost to correct the violation of any governmental requirement relating to the leasing, use, repair and maintenance of such part of the Property, or relating to the rules, regulations or orders of the local Board of Fire Underwriters or other similar body, if such cost is not the result of the Asset Manager's gross negligence or willful misconduct;

(b) actual and reasonable cost of making all repairs, decorations and alterations if such cost is not the result of the Asset Manager's gross negligence or willful misconduct;

(c) cost incurred by the Asset Manager in connection with all service agreements;

(d) cost of collection of delinquent rents collected by a collection agency or attorney;

(e) legal fees of attorneys;

(f) cost of capital expenditures;

(g) cost of advertising;

(h) if applicable, cost of printed forms and supplies required for use at the Property;

(i) management compensation set forth in Article 6;

(j) the cost of tenant improvements to the Property;

(k) broker's commissions;

(l) debt service;

(m) the cost of utilities, services, contractors and insurance;

(n) reimbursement of the Asset Manager's actual out-of-pocket costs and expenses to the extent not prohibited by Article 5; and

(o) cost of routine travel by the Asset Manager's employees or associates to and from the Property.

All other amounts not directly related to the Property or the Owner or related Property LLC, as the case may be, shall be payable solely by the Asset Manager and shall not be paid out of the related Reserve Account or reimbursed by the Owner or Property LLC, as the case may be.

4.2 Reserve Account; Deficiency. The Asset Manager shall establish and maintain a bank account to be held in trust for the Property LLCs (the "Reserve Account") by a reputable bank or other financial institution reasonably acceptable to Owner. The Asset Manager shall be permitted to deposit and make withdrawals from the Reserve Account with respect to each applicable Property LLC. The Asset Manager shall maintain books and records of deposits and withdrawals credited and charged to the Reserve Account on behalf of each Property LLC. The Asset Manager shall use reasonable efforts to maintain the Reserve Account so that an amount at least as great as the budgeted operating expenses for each Property for each month is in the Reserve Account as of the first of each month. If at any time there are not sufficient funds in the Reserve Account maintained on behalf of a Property LLC to pay any required fee or expense of the applicable Property or Property LLC, the Asset Manager shall promptly notify the Owner and the other members of the applicable Property LLC, if any, of such deficiency. The Asset Manager shall pay from the Reserve Account for the related Property, on behalf of the applicable Property LLC, the operating expenses of the Property and any other payments relating to the Property as required by this Agreement. All rents and other funds collected in the Reserve Account, after payment of all operating expenses, debt service and such amounts as may be determined by the Asset Manager to be retained for reasonable reserves or improvements, shall be paid to the members of the Property LLC in proportion to their respective undivided interests in the Property, before the end of the month following the month in which such rents or other funds were collected. Upon termination of this Agreement or the termination of this Agreement with respect to any Property, upon the sale or other disposition of such Property or direct or indirect interest therein, upon the satisfaction of any outstanding indebtedness or other obligations secured by or related to such Property, any and all remaining amounts then held in the Reserve Account including, without limitation, all amounts held as prepaid but unearned fees and/or expenses shall be paid to the Owner and the other members of the Property LLC in proportion to their respective undivided interest in the Property.

ARTICLE 5

ASSET MANAGER'S COSTS NOT TO BE REIMBURSED

5.1 Non-reimbursable Costs. The following expenses or costs incurred by or on behalf of the Asset Manager in connection with the management of the Property shall be at the sole cost and expense of the Asset Manager and shall not be reimbursed by the Owner and the other members of the related Property LLC, if any: (a) costs attributable to losses arising from gross negligence, willful misconduct or fraud on the part of the Asset Manager, or any of its associates, agents, employees or affiliates to the extent not otherwise covered by insurance, (b) costs in the amount of $50,000 or more causing damage to the Owner and attributable to losses arising from the negligence by the Asset Manager or any of its associates, agents, employees or affiliates; (c) cost of insurance purchased by the Asset Manager solely for its own account; (d) the Asset Manager's corporate office general overhead, including, without limitation, the costs of forms, paper, ledgers and other supplies and equipment used in Asset Manager's office; (e) cost of electronic data processing equipment or any pro rata charge thereon, at Asset Manager's office; (f) salaries and wages, payroll taxes, insurance, worker's compensation and other benefits of Asset Manager's employees; and (g) any other items except as expressly provided in Section 5.1.

5.2 Litigation. The Asset Manager will be responsible for and hold each of the Owner and Property LLC harmless from, all fees, costs, expenses and damages relating to disputes with employees for worker's compensation (to the extent not covered by insurance), discrimination or wrongful termination, including legal fees and other expenses.

ARTICLE 6

COMPENSATION AND FEES

6.1 Compensation and Fees. The Owner shall pay the fees set forth in this Article 6 based on its undivided interest in the Property or its membership interest in the Property LLC, as applicable. Notwithstanding anything to the contrary otherwise contained in this Agreement, in no event shall the Owner be liable to the Asset Manager hereunder for any amount in excess of its pro rata part (based upon its undivided percentage ownership interest in the Property) of any fees, commissions, costs, expenses or any other amounts payable in respect of a Property.

6.2 Property Management Fee. The Asset Manager, shall receive, for its services under this Agreement, a monthly management fee (the "Property Management Fee") equal to (a) in the case of Simple Management Property (defined below), one percent (1%) per annum of the Original Loan Amount (defined below), and (b) in the case of Complex Management Property (defined below), two percent (2%) per annum of the Original Loan Amount, which Property Management Fee shall be in addition to the actual out-of-pocket and costs that are reimbursable pursuant to Article 4 and the other fees provided in this Agreement. For the purposes hereof, "Simple Management Property" means Property requiring customary management time and effort to manage and identified as Simple Management Property in the related Budget. "Complex Management Property" means Property requiring substantial management time and effort to administer, manage and otherwise identified as Complex Management Property in the related Budget. "Original Loan Amount" with respect to each part of the Property, has the meaning set forth on Exhibit A attached hereto under the column titled "Original Loan Amount."

The Property Management Fee shall be calculated and payable monthly upon submission to the Owner of a monthly statement from the Property LLC's funds then on deposit in the Reserve Account. Upon termination of this Agreement or the termination of this Agreement with respect to any Property, upon the sale or other disposition of such Property or direct or indirect interest therein, the parties will prorate the Property Management Fee on a daily basis to the effective date of termination. If the Asset Manager engages local property managers or other parties to provide property management services in accordance with Section 2.7, the Asset Manager shall be obligated to pay such third parties, it being intended that the Property Management Fee shall be inclusive of such third party fees.

6.3 Leasing Commissions. The Asset Manager or a duly licensed affiliate shall receive, for its services in leasing the Property in accordance with the terms of this Agreement, a leasing commission (the "Leasing Commission") equal to 6% of the value of any lease entered into during the term of this Agreement and 3% with respect to any renewals or renegotiation entered into during the term of this Agreement. Any leasing fees due to outside leasing agents or brokers will be paid out of the Leasing Commission and will reduce the Leasing Commission payable to the Asset Manager or its affiliate on a dollar for dollar basis. The value of the Lease shall be calculated by totaling the minimum monthly rent (or similar rent) for the term of the Lease. However, if another broker represents the tenant, then the Asset Manager will cooperate with that broker, with commissions to the other broker to be paid out of the Leasing Commission and will reduce the Leasing Commission payable to the Asset Manager on a dollar for dollar basis. The Leasing Commission will be prorated among the Owner and the other members of the Property LLC, if any, according to their respective undivided interests in the related Property.

6.4 REO Processing Fee. For services provided in connection with managing a nonperforming Loan through the foreclosure or deed-in-lieu of foreclosure stage including, but not limited to, borrower collection efforts, coordination of foreclosure proceedings and clearing title, the Asset Manager shall be entitled to receive a processing fee ("REO Processing Fee") in an amount not to exceed five percent (5%) of the outstanding principal balance of the Loan at the time of default (the "Default Balance"). One percent (1%) of the REO Processing Fee shall be due and payable immediately upon transfer of the title to the Property to the Property LLC. The remaining amount of the REO Processing Fee will become due and payable upon the sale or other disposition of the Property.

6.5 Loan Fee. The Asset Manager or an affiliate may receive a loan origination fee (the "Loan Fee") in an amount not to exceed 5% of the principal amount of all loans obtained for the Property by the Asset Manager during the term of this Agreement or such other amount as may be agreed to in writing by the Property LLC and the Asset Manager. The Asset Manager or an affiliate shall pay out of the Loan Fee any loan brokers or other parties (other than the lender) who assist in arranging such financings. The Loan Fee does not include any origination fees or points paid to the lender in connection with such loans. The Loan Fee will be prorated among the Owner and the other members of the related Property LLC, if any, according to their respective undivided interests in the related Property.

ARTICLE 7

TERMINATION

7.1 Term; Termination without Cause. Unless sooner terminated, this Agreement shall terminate on the earlier of (a) with respect to any Property or any interest therein, the sale of such Property or any direct or indirect interest therein, or (b) December 31, 2011 (the "Initial Term"). Thereafter, this Agreement shall automatically renew for successive one-year terms unless otherwise terminated in accordance with the terms and conditions of this Agreement. Notwithstanding any other provision of this Agreement to the contrary, after the Initial Term, (i) the Owner shall have the right to terminate this Agreement without cause at any time after 90 days prior written notice to the Advisor and the affirmative vote of a majority of the Unaffiliated Directors (hereinafter defined) and (ii) the Asset Manager shall have the right to terminate this Agreement without cause at any time after 90 days prior written notice to the Owner's Board of Directors. If the Owner terminates this Agreement without cause, the Owner shall pay to the Asset Manager within 30 days after the effective date of termination without demand, deduction, offset or delay or, at the Asset Manager's election, the Asset Manager may deduct such amount from the Reserve Account all unpaid reimbursable costs and expenses permitted under this Agreement and all earned and unpaid Property Management Fees. If the Owner terminates this Agreement without cause pursuant to this Section 7.1, the Owner shall also pay to the Asset Manager within 60 days after the effective date of termination without demand, deduction, offset or delay, the aggregate amount of the remaining unpaid balance of all REO Processing Fees. For the purposes hereof, "Unaffiliated Director" means a natural person serving as a director of the Owner who is not affiliated, directly or indirectly, with the Asset Manager or any of its affiliates in any material respect, whether by ownership of, ownership interest in, employment by, any material business or professional relationship with, or serving as an officer or director of the Asset Manager or any of its affiliates.

7.2 Termination by the Owner for Cause. In the event that the Unaffiliated Directors shall have made a reasonable good faith determination based on findings of fact which are disclosed to the Asset Manager that cause for termination exists, then a majority of the Unaffiliated Directors shall have the right to terminate this Agreement for cause at the following time: (i) immediately, if the Unaffiliated Directors determined in good faith that cause is based primarily on criminal activity or active fraud or (ii) after not less than 60 days after written notice to the Asset Manager, if the Unaffiliated Directors determined in good faith that cause is based other than as described in clause (i) above and the Unaffiliated Directors shall have determined that cause still exists after written notice to the Asset Manager disclosing the findings of the Unaffiliated Directors and a reasonable opportunity to cure. In the event that this Agreement is terminated for "cause" in accordance with the provisions of this Section 7.2, the Owner shall pay the Asset Manager within 30 days after the effective date of termination without demand, deduction, offset or delay, all unpaid reimbursable costs and expenses and all earned and unpaid Property Management Fees. For the purposes hereof, "Cause" means a reasonable good faith determination of the Owner's Board of Directors based on findings of fact which are disclosed to the Asset Manager that the Asset Manager was grossly negligent, acted with reckless disregard or engaged in willful misconduct or active fraud while discharging its material duties under this Agreement.

7.3 Termination On Sale. This Agreement shall automatically terminate upon the sale or other disposition of all of the Property. Upon such termination, the Owner shall pay the Asset Manager within 30 days after the effective date of termination without demand, deduction, offset or delay, all unpaid reimbursable costs and expenses and all earned and unpaid Property Management Fees, REO Processing Fees and any other fees and amounts due and payable hereunder.

7.4 Final Accounting. Within 60 days after termination of this Agreement (including, without limitation, termination of this Agreement with respect to any Property) for any reason, the Asset Manager shall deliver to the Owner based on its undivided interest in the Property, the following: (a) a final accounting, setting forth the balance of income and expenses on the Property as of the date of termination; (b) any balance or monies of the Owner or tenant security deposits held by the Asset Manager with respect to the Property; and (c) all materials and supplies, keys, books and records, contracts, leases, receipts for deposits, unpaid bills and other papers or documents which pertain to the Property. For a period of 30 days after such expiration or cancellation for any reason other than the Owner's default, the Asset Manager shall be available, through its senior executives familiar with the Property, to consult with and advise the Owner or any person or entity succeeding to the Owner as owner of the Property or such other person or persons selected by the Owner regarding the operation and maintenance of the Property. Such services shall be provided by the Asset Manager in exchange for a portion of its monthly Property Management Fee. Termination of this Agreement shall not release either party from liability for failure to perform any of the duties or obligations as expressed herein and required to be performed by such party for the period prior to the termination.

ARTICLE 8

NOTICES

All notices, requests, demands and other communications required to or permitted to be given under this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered; (b) five days after the same have been deposited in a United States post office via certified mail/return receipt requested; or (c) the next Business Day after same have been deposited with a national overnight delivery service (e.g., Federal Express) in each case addressed to the parties at the address set forth beneath their signatures hereto.

ARTICLE 9

MISCELLANEOUS

9.1 Assignment. Except for any assignment to an affiliate of the Asset Manager, the Asset Manager may not assign this Agreement without the prior written consent of the Owner, which consent may be withheld in the Owner's sole and absolute discretion.

9.2 Entire Agreement. Modification. This Agreement and any agreement, document or instrument referred to herein constitute the entire agreement between the Owner and the Asset Manager pertaining to the subject matter contained in such agreement and supersede all prior and contemporaneous agreements, representations and understandings of the parties hereto. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all of the parties hereto.

9.3 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada, without regard to the conflicts of law provisions and principles thereof.

9.4 Representations. The Asset Manager represents and warrants that it is or shall be prior to entering into any transaction fully qualified and licensed, to the extent required by law, to manage and lease real estate and perform all obligations assumed by the Asset Manager hereunder. The Asset Manager shall use reasonable efforts to comply with all such laws now or hereafter in effect

9.5 Licensing. To the extent that any fees or commissions otherwise payable to the Asset Manager hereunder may not be so paid because the Asset Manager does not hold the necessary licenses, the Asset Manager shall engage and appoint as agent an affiliated entity which does hold such licenses to so receive such fees or commissions on its behalf.

9.6 INDEMNIFICATION BY THE ASSET MANAGER. THE ASSET MANAGER SHALL INDEMNIFY, DEFEND AND HOLD THE OWNER AND ITS STOCKHOLDERS, OFFICERS, DIRECTORS, AGENTS AND EMPLOYEES HARMLESS FROM ANY AND ALL CLAIMS, DEMANDS, CAUSES OF ACTION, LOSSES, DAMAGES, FINES, PENALTIES, LIABILITIES, COSTS AND EXPENSES, INCLUDING REASONABLE ATTORNEYS' FEES AND COURT COSTS, SUSTAINED OR INCURRED BY OR ASSERTED AGAINST THE OWNER BY REASON OF THE ACTS OF THE ASSET MANAGER WHICH ARISE OUT OF ITS GROSS NEGLIGENCE, WILLFUL MISCONDUCT, BAD FAITH OR FRAUD OF THE ASSET MANAGER, ITS AGENTS OR EMPLOYEES OR THE ASSET MANAGER'S WILLFUL BREACH OF THIS AGREEMENT. IF ANY PERSON OR ENTITY MAKES A CLAIM OR INSTITUTES A SUIT AGAINST THE OWNER ON A MATTER FOR WHICH THE OWNER CLAIMS THE BENEFIT OF THE FOREGOING INDEMNIFICATION, THEN: (A) THE OWNER SHALL GIVE THE ASSET MANAGER PROMPT NOTICE THEREOF IN WRITING; (B) THE ASSET MANAGER MAY DEFEND SUCH CLAIM OR ACTION BY COUNSEL OF ITS OWN CHOOSING PROVIDED SUCH COUNSEL IS REASONABLY SATISFACTORY TO THE OWNER; (C) NEITHER THE OWNER NOR THE ASSET MANAGER SHALL SETTLE ANY CLAIM WITHOUT THE OTHER'S WRITTEN CONSENT; AND (D) THIS SUBSECTION SHALL NOT BE SO CONSTRUED AS TO RELEASE THE OWNER OR THE ASSET MANAGER FROM ANY LIABILITY TO THE OTHER FOR A WILLFUL BREACH OF ANY OF THE COVENANTS AGREED TO BE PERFORMED UNDER THE TERMS OF THIS AGREEMENT

9.7 Indemnification by the Owner. THE OWNER SHALL INDEMNIFY, DEFEND AND HOLD THE ASSET MANAGER AND ITS MEMBERS, OFFICERS, DIRECTORS, AGENTS AND EMPLOYEES HARMLESS FROM ANY AND ALL CLAIMS, DEMANDS, CAUSES OF ACTION, LOSSES, DAMAGES, FINES, PENALTIES, LIABILITIES, COSTS AND EXPENSES, INCLUDING REASONABLE ATTORNEYS' FEES AND COURT COSTS, SUSTAINED OR INCURRED BY OR ASSERTED AGAINST THE ASSET MANAGER BY REASON OF THE OPERATION, MANAGEMENT, AND MAINTENANCE OF THE PROPERTY AND THE PERFORMANCE BY THE ASSET MANAGER OF THE ASSET MANAGER'S OBLIGATIONS

UNDER THIS AGREEMENT BUT ONLY TO THE EXTENT OF THE OWNER'S INTEREST IN THE PROPERTY, OR ANY PART THEREOF, EXCEPT THOSE WHICH ARISE FROM THE ASSET MANAGER'S GROSS NEGLIGENCE, WILLFUL MISCONDUCT, BAD FAITH OR FRAUD. IF ANY PERSON OR ENTITY MAKES A CLAIM OR INSTITUTES A SUIT AGAINST THE ASSET MANAGER ON ANY MATTER FOR WHICH THE ASSET MANAGER CLAIMS THE BENEFIT OF THE FOREGOING INDEMNIFICATION, THEN: (A) THE ASSET MANAGER SHALL GIVE THE OWNER PROMPT NOTICE THEREOF IN WRITING; (B) THE OWNER MAY DEFEND SUCH CLAIM OR ACTION BY COUNSEL OF ITS OWN CHOOSING PROVIDED SUCH COUNSEL IS REASONABLY SATISFACTORY TO THE ASSET MANAGER; (C) NEITHER THE ASSET MANAGER NOR THE OWNER SHALL SETTLE ANY CLAIM WITHOUT THE OTHER'S WRITTEN CONSENT; AND (D) THIS SUBSECTION SHALL NOT BE SO CONSTRUED AS TO RELEASE THE OWNER OR THE ASSET MANAGER FROM ANY LIABILITY TO THE OTHER FOR A BREACH OF ANY OF THE COVENANTS AGREED TO BE PERFORMED UNDER THE TERMS OF THIS AGREEMENT.

9.8 Severability. If any term or provision of this Agreement is determined to be illegal, unenforceable or invalid, in whole or in part for any reason, such illegal, unenforceable or invalid provision or part thereof shall be stricken from this Agreement and such provision shall not affect the legality, enforceability or validity of the remainder of this Agreement. If any provision or part thereof of this Agreement is stricken in accordance with the provisions of this Section 9.8, then such stricken provision shall be replaced, to the extent possible, with a legal, enforceable and valid provision that is as similar in tenor to the stricken provision as is legally possible.

9.9 No Waiver. The failure by any party to insist upon the strict performance of, or to seek remedy of, anyone of the terms or conditions of this Agreement or to exercise any right, remedy or election set forth herein or permitted by law shall not constitute or be construed as a waiver or relinquishment for the future of such term, condition, right, remedy or election, but such item shall continue and remain in full force and effect. All rights or remedies of the parties specified in this Agreement and all other rights or remedies that they may have at law, in equity or otherwise shall be distinct, separate and cumulative rights or remedies, and no one of them, whether exercised or not, shall be deemed to be in exclusion of any other right or remedy of the parties.

9.10 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

9.11 Enforcement of the Asset Manager's Rights. In the enforcement of its rights under this Agreement, the Asset Manager shall not seek or obtain a money judgment or any other right or remedy against any stockholders, partners, members or disclosed or undisclosed principals of the Owner. The Asset Manager shall enforce its rights and remedies solely against the estate of the Owner in the Property or the proceeds of any sale of all or any portion of the Owner's interest therein.

9.12 Attorneys' Fees. In any action or proceeding between the Asset Manager and the Owner arising from or relating to this Agreement or the enforcement or interpretation hereof, the non-prevailing party shall pay to the prevailing party a reasonable sum for attorneys' fees incurred in bringing such suit and/or enforcing any judgment granted therein, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorneys' fees and costs incurred in enforcing such judgment.

9.13 Headings. All headings are only for convenience and ease of reference and are irrelevant to the construction or interpretation of any provision of this Agreement

9.14 Further Assurances. Each party hereto agrees to execute, with acknowledgment and affidavit if required, any and all documents and take all actions that may be reasonably required in furtherance of the provisions of this Agreement.

9.15 Counterparts: Facsimiles. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original (including copies sent to a party by facsimile transmission) as against the party signing such counterpart, but which together shall constitute one and the same instrument. Signatures transmitted via facsimile, or PDF format through electronic mail ("e-mail"), shall be considered authentic and binding.

IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above, but effective as of the Effective Date.

OWNER

DESERT CAPITAL REIT, INC.

By: /s/Stacy M. Riffe
Stacy M. Riffe
Chief Financial Officer

Address:
1291 W. Galleria Drive, Suite 200
Henderson, NV 89014

ASSET MANAGER

CM CAPITAL SERVICES, LLC

By: /s/Todd B. Parriott
Todd B. Parriott
President

Address:
1291 W. Galleria Drive, Suite 200
Henderson, NV 89014

EXHIBIT A
TO
ASSET MANAGEMENT AGREEMENT

The Property

Exhibit 21.1

List of Subsidiaries

	State of Incorporation
Desert Capital TRS, Inc.	Delaware
DCR Galleria, LLC	Nevada
Desert Capital TRS Statutory Trust I	Delaware
Sun Apache Holdings II, LLC	Nevada
Mountain Hill 2217, LLC	Nevada
Hualapai Trop, LLC	Nevada
CM Procyon 1-616, LLC	Nevada
AZ Capital Development 12673, LLC	Nevada
CM JV Properties 1-338, LLC	Nevada
CM Victor 1-344, LLC	Nevada
CM PV Land 1-545, LLC	Nevada
CM Midbar 1-3078, LLC	Nevada
Hayden Maggie, LLC	Nevada
Haydenfarland, LLC	Nevada
CM Reed Almeda 1-3062, LLC	Nevada
CM Silverwood 1-3063, LLC	Nevada
CM Gray Town 1-3064, LLC	Nevada
CM Enchantment 2-473, LLC	Nevada
3MO, LLC	Nevada

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Todd B. Parriott, certify that:

1. I have reviewed this annual report on Form 10-K of Desert Capital REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 23, 2010

/s/ Todd B. Parriott
Todd B. Parriott
Chief Executive Officer, President, Chief Investment Officer and Chairman of the Board

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Stacy M. Riffe, certify that:

1. I have reviewed this annual report on Form 10-K of Desert Capital REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 23, 2010

/s/ Stacy M. Riffe
Stacy M. Riffe
Chief Financial Officer

Exhibit 32.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Desert Capital REIT, Inc. (the "Company") on Form 10-K for the year ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, the undersigned, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 23, 2010

/s/ Todd B. Parriott
Todd B. Parriott,
Chief Executive Officer, President, Chief Investment Officer and Chairman of the Board

March 23, 2010

/s/ Stacy M. Riffe
Stacy M. Riffe,
Chief Financial Officer


CM
SECURITIES

October 12, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: 2009 Annual Report for Desert Capital REIT, Inc.

To Whom It May Concern:

Pursuant to Rule 14a-3 of the Securities Exchange Act of 1934, as amended, enclosed herewith please find seven copies of the Desert Capital REIT, Inc. 2009 annual report to stockholders.

Do not hesitate to contact me directly should you have any questions or comments.

Thank you in advance for your time and assistance with this matter.

Sincerely,

Misty Bethany

Misty Bethany
Chief Compliance Officer
CM Securities, LLC

Encl.

P 702.795.7930 | 888.942.9292
F 702.921.5158

W CM-securities.com

1291 W. Galleria Drive, Suite 210
Henderson, NV 89014